     As filed with the Securities and Exchange Commission October 8, 1998
                             Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                   HOME HEALTH CORPORATION OF AMERICA, INC.
            (Exact name of registrant as specified in its charter)

       Pennsylvania                           8082                                  23-2224800
(State or other jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer Identification No.)
incorporation or organization)        Classification Code Number)


     2200 Renaissance Boulevard                      Bruce J. Feldman
             Suite 300                                 President and
     King of Prussia, PA 19406                    Chief Executive Officer
          (610) 272-1717                         2200 Renaissance Boulevard
  Address, including zip code, and                       Suite 300
    telephone number, including                  King of Prussia, PA 19406
     area code, of registrant's                       (610) 272-1717
    principal executive offices)            (Name, address, including zip code,
                                              and telephone number, including
                                             area code, of agent for service)


                                   Copies to:
                              Sol Genauer, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                           Philadelphia, PA 19103-6998
                             -----------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

===================================================================================================================
                        CALCULATION OF REGISTRATION FEE
===================================================================================================================
Title of each
  class of                              Amount            Proposed maximum       Proposed maximum      Amount of
securities to                           to be             offering price       aggregate offering   registration
be registered                         registered             per share              price (1)             fee
===================================================================================================================
Common Stock,  no par value             280,669             Inapplicable             $217,560             $64
===================================================================================================================

     (1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The securities are being registered in connection with the dissolution and liquidation of partnerships affiliated with the registrant and, in effect, the exchange by the limited partners of their interests in the partnerships for the securities. Accordingly, pursuant to Rule 457(f)(2) the registration fee has been calculated on the basis of the book value of the partnerships, which as of the latest practicable date was $217,560.

                          ---------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                  PROSPECTUS

--------------------------------------------------------------------------------

                    HOME HEALTH CORPORATION OF AMERICA, INC.

                         280,669 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

     Home Health Corporation of America, Inc. is providing this Prospectus to you as a limited partner of one of nine limited partnerships of which an affiliate of the Company is a general partner. Each Partnership holds shares of the Company's Common Stock as its sole asset. An aggregate of 280,669 shares of the Company's Common Stock is held by all of the Partnerships. The general partners are soliciting your vote to dissolve and liquidate the Partnership in which you are a Partner. Each Partnership that receives the required vote of its Partners will be dissolved and liquidated. If the Partnership in which you are a Partner is dissolved and liquidated you will receive a distribution of a portion of the Company Common Stock held by that Partnership. More detailed information regarding the Partnerships and distribution of the Company Common Stock to the Partners, including the name of each Partnership, the number of shares of Company Common Stock held by each Partnership, the required vote to dissolve and liquidate a Partnership and the procedure for determining the number of shares of Company Common Stock that will be distributed to each Partner, is contained in this Prospectus under "Plan of Distribution."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "HHCA." On October 7, 1998, the last reported sale price of the Company's Common Stock was $1.19.

     The Company's principal executive offices are located at 2200 Renaissance Boulevard, Suite 300, King of Prussia, PA 19406 and its telephone number is
(610) 272-1717.

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH YOUR VOTE TO DISSOLVE AND LIQUIDATE THE PARTNERSHIP IN WHICH YOU ARE A PARTNER.

                              ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
              UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

                The date of this Prospectus is October 8, 1998.

                               TABLE OF CONTENTS
                               -----------------


PROSPECTUS SUMMARY................1        CERTAIN TRANSACTIONS...............53

SUMMARY HISTORICAL
CONSOLIDATED FINANCIAL DATA.......4        PRINCIPAL SHAREHOLDERS.............54

RISK FACTORS......................5        DESCRIPTION OF CAPITAL STOCK.......56

USE OF PROCEEDS...................13       PLAN OF DISTRIBUTION...............58

                                           CERTAIN FEDERAL INCOME TAX
CAPITALIZATION....................15       CONSEQUENCES.......................61

SELECTED HISTORICAL
CONSOLIDATED FINANCIAL DATA.......16       SHARES ELIGIBLE FOR FUTURE SALE....63

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.........17       EXPERTS............................64

BUSINESS..........................30       AVAILABLE INFORMATION..............64

                                           INDEX TO CONSOLIDATED
MANAGEMENT........................46       FINANCIAL STATEMENTS...............66


                                   * * * * * *

     As used in this Prospectus (a) the "Company" means Home Health Corporation of America, Inc., (b) "Partnerships" means the limited partnerships described under "Plan of Distribution" in which an affiliate of the Company is the General Partner, and (c) "Partners" means the limited partners and general partners of the Partnerships. References in this Prospectus to a particular fiscal year of the Company are to the year which ends on June 30.

                                   * * * * * *

     Some of the statements contained in this Prospectus under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking. They include statements concerning (a) strategy, (b) liquidity and capital resources, (c) restructuring initiatives, (d) relationships with managed care companies, (e) regulatory matters and (f) legal proceedings. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

     The data contained in this Prospectus relating to the home health care industry have been derived from industry and other sources available to the Company. Such data has not been independently verified and, accordingly, the Company makes no representation as to the accuracy of such information.

                               PROSPECTUS SUMMARY

     This Summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before voting whether the Partnership in which you are a partner should be dissolved and liquidated. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                   The Company

     The Company is a leading provider of comprehensive home health care services and products. The Company provides nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The Company operates 44 branch locations in Florida, Pennsylvania, Delaware, New Jersey, Maryland, Massachusetts, New Hampshire, Texas and Illinois. The Company generated $174.3 million in net revenues in fiscal 1998.

     The Company's business is impacted by extensive political, economic and regulatory influences, which continue to subject the health care industry in the United States to fundamental change. The Balanced Budget Act of 1997 was enacted during fiscal 1998. This new law caused significant changes to the Medicare system of reimbursement including the implementation of an interim payment system for the Company's Medicare cost-reimbursed nursing agencies and reductions in Medicare oxygen services reimbursement rates. These changes have had and are expected to continue to have a significant impact on the Company's current and future operations. Additional changes could result from recent legislation introduced into the U.S. Congress. The uncertainty of the outcome of additional legislative and regulatory issues facing the home health care industry have had a significant impact on this industry. See "Business -- Industry Overview," "--Payor Mix" and "-- Government Regulation."

     The Company implemented a restructuring plan during fiscal 1998 in response to the changes in the Medicare system of reimbursement. This plan included cost reduction and office consolidation initiatives and an assessment of the continuing value of goodwill under the changing reimbursement environment. This plan resulted in the Company recording pre-tax accounting charges aggregating $28.7 million during fiscal 1998 which were comprised of a writedown of goodwill of $23.5 million and restructuring costs of $5.2 million. Although the restructuring plan is expected to reduce costs, there can be no assurance that the Company will be able to achieve the expected cost savings or synergies from the closing or consolidation of offices and other restructuring efforts or will be able to reduce costs without negatively impacting operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                Business Strategy

     The Company's growth objective is to enhance its position as one of the leading providers of quality, cost-effective, comprehensive home health care services and products by continuing to pursue the following strategy:

     Offer Payors a Comprehensive Range of Services and Products. The Company offers managed care organizations and other payors access to cost-effective, comprehensive home health care services and products provided directly by the Company's employees, without having to coordinate with other providers. If an acquired business does not provide all of the services and products generally offered by the Company, those services and products are generally introduced over time. The Company believes that offering comprehensive home health care services and products provides payors with an efficient "one-stop-shop" that enhances referrals, particularly from managed care organizations.

         Cross-Sell Services and Products. The Company cross-sells its services and products through its Coordinated Care Centers and home-based patient evaluations conducted by the Company's nurses. The Company's two Coordinated Care Centers, located in the Company's Northern and Southern Regions, serve as focal points for managed care organizations, hospitals, physicians, discharge planners and other health care providers to efficiently arrange for Company services and products. The Company's nurses are trained to identify, at the time of the nurse evaluation in the patient's home, any additional need for Company services and products.

         Develop Managed Care and Other Referral Sources. Managed care and other non-governmental payors, which are an increasingly significant source of referrals for home health care services, accounted for 39.2% of the Company's net revenues in fiscal 1998. All of the Company's 44 branch locations are accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). The Company believes JCAHO accreditation enhances its ability to obtain contracts with certain managed care organizations. The Company is also targeting referrals from managed care organizations by offering disease management programs for the treatment of asthma, diabetes, and other chronic illnesses, as well as outcome and utilization reports. The Company expects that managed care contracts will generate an increasing number of referrals as the penetration of managed care accelerates in its markets. The Company believes that it has the local relationships, the knowledge of the regional markets in which it operates, and the cost-effective, comprehensive services and products required to compete effectively for managed care contracts and other referrals.

         Expand Through Acquisitions in Existing and New Markets. Generally, the Company has followed an acquisition strategy of seeking to acquire home health care businesses in existing and new markets. Between fiscal 1996 and fiscal 1997 the Company completed fourteen acquisitions in both existing and new markets. The Company's acquisition strategy in existing markets generally has been to target companies which broaden the Company's geographic coverage and which complement and expand the Company's services and products. In entering new markets, the Company's strategy has been to generally acquire a home nursing company (primarily Medicare-based) and add additional services and products through internal growth and subsequent acquisitions in order to offer a full range of home health care services and products to patients, physicians and payors. The Company believes that its acquisition of companies which provides primarily nursing services at the time of acquisition have enhanced the Company's net revenues as related services and products were introduced by the Company into the new markets through additional acquisitions. As a result of the uncertainty of the outcome of legislative and regulatory changes in the system of Medicare reimbursement and restrictions under the Company's senior credit facility, the Company has slowed its growth through acquisitions. The Company completed no acquisitions in fiscal 1998. The Company believes it will be positioned to execute its acquisition strategy once Medicare reimbursement regulation uncertainties and the Company's capital constraint issues are resolved. However, the Company's acquisition strategy may change as a result of the ongoing legislative and regulatory changes in the industry.

                                  The Offering

         The Company is providing this Prospectus to you as a limited partner of one of the Partnerships. The Partnerships acquired the 280,669 shares of the Company's Common stock owned by them in connection with the Company's acquisition of Home Health Systems, Inc. in November 1996. In connection with that acquisition the general partners of the Partnerships became indirect subsidiaries of the Company. The Partnerships conduct no business and hold no assets other than the Company's Common Stock.

         The general partners of the Partnership are soliciting your vote to dissolve and liquidate the Partnership in which you are a Partner. Each Partnership that receives the required vote of its Partners will be dissolved and liquidated and its assets will be distributed in accordance with the terms of the partnership agreement of that

Partnership. If the Partnership in which you are a Partner is dissolved and liquidated you will receive a portion of the Company Common Stock held by that Partnership.

         More detailed information regarding the Partnerships and distribution of the Company Common Stock to the Partners, including the name of each Partnership, the number of shares of Company Common Stock held by each Partnership, the required vote to dissolve and liquidate a Partnership and the procedure for determining the number of shares of Company Common Stock that will be distributed to each Partner, is contained in this Prospectus under "Plan of Distribution."

                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

         The summary historical consolidated financial data presented below as of June 30, 1997 and 1998 and for each of the years in the three-year period ended June 30, 1998 have been derived from the Consolidated Financial Statements of the Company, including the notes thereto, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The summary historical consolidated financial data presented below as of June 30, 1994, 1995 and 1996 and for the fiscal years ended June 30, 1994 and 1995 have been derived from the Company's Consolidated Financial Statements restated for a merger consummated in fiscal 1997. The information set forth below should be read in conjunction with "Selected Historical Consolidated Financial Data,""Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                    Fiscal Year Ended June 30,
                                          ----------------------------------------------
                                            1994     1995      1996     1997      1998
                                          ----------------------------------------------
Operating Data:
  Net revenues                            $46,706  $64,149   $95,878 $150,232   $174,335
  Patient care costs                       21,761   32,378    46,212   71,818     82,708
  General and administrative expenses      21,272   26,245    36,100   54,254     70,828
  Provision for doubtful accounts           1,316    1,727     3,464    8,431      7,271
  Depreciation and amortization               598      797     1,920    3,870      5,298
  Interest expense, net                       802    1,451     1,579    3,849      7,508
  Merger and other nonrecurring
    expenses(1)(2)                            --       --        913    3,009      6,370
  Writedown of goodwill (3)                   --       --        --       --      23,516
  Income (loss) before income taxes           957    1,551     5,690    5,001    (29,164)
  Income (loss) from continuing operations    311      758     3,294    2,814    (24,848)
  Net income (loss)  (4)                      555      758     2,133    2,814    (24,848)

Balance Sheet Data (at period end):
  Working capital                         $11,201  $12,059   $20,346  $43,204    $48,382
  Total assets                             20,745   34,572    69,975  153,263    136,839
  Total debt                                8,471   16,676    19,975   85,056     89,522
  Total shareholders' equity                3,275    4,938    37,648   50,572     26,093

                        -----------------------

Notes to Summary Historical Consolidated Financial Data

(1) Merger and other nonrecurring expenses in fiscal 1996 represents nonrecurring bridge financing expenses of $913,000 incurred in connection with an acquisition in Tampa, Florida and repaid with a portion of the net proceeds from the Company's initial public offering. Merger and other nonrecurring expenses in fiscal 1997 included merger costs of $1.6 million as a result of a merger which occurred in November 1996, the write-off of deferred costs aggregating $300,000 incurred in connection with an equity offering which was not consummated and charges aggregating $1.1 million for contractual severance obligations in connection with acquired businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

(2) Merger and other nonrecurring expenses recorded in fiscal 1998 included restructuring costs of $5.2 million and the write-off of deferred costs aggregating $1.2 million related to a terminated acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

(3) The Company recorded a writedown of goodwill in fiscal 1998 based upon the estimated impact of certain reductions in Medicare reimbursements on the Company's continuing operations. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Initiatives."

(4) Net income reflects the cumulative effect of a change in accounting principles of $244,000 in fiscal 1994 and an extraordinary loss of $1.2 million in fiscal 1996 which resulted from the early extinguishment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations."

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this Prospectus in connection with your vote to dissolve and liquidate the Partnership in which you are a Partner.

         Recent Regulatory Developments. The Company's business is subject to extensive federal, state and local regulation. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and will continue to propose and adopt legislation effecting fundamental changes in the health care delivery system. Changes in the applicable laws or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid expenditures are expected to continue in the future. The Balanced Budget Act of 1997 was enacted during fiscal 1998. This new law caused significant changes to the Medicare system of reimbursement. While the Balanced Budget Act of 1997 has significantly impacted the home health care industry, additional changes may also occur in the future. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the future operations of the Company. The level of net revenues and profitability of the Company, like those of other health care providers, will also be affected by the continuing efforts of other payors to contain or reduce the costs of health care by lowering reimbursement rates, slowing payment for services provided, increasing case management review of services and negotiating reduced contract pricing and capitation arrangements. See "Business -- Payor Mix" and "-- Government Regulation."

         Medicare Reimbursement. The Balanced Budget Act of 1997 caused significant changes to the Medicare system of reimbursement, including the implementation of an interim payment system, a reduction in reimbursement rates for oxygen services and a requirement that a prospective payment system be implemented by October 1, 1999 with up to a four-year phase-in period.

         The implementation of the interim payment system has had a significant impact on reimbursements received by the Company's Texas Medicare cost-reimbursed nursing agency during fiscal 1998 and is expected to have a significant impact on reimbursements in fiscal 1999 to be received by the Company's remaining Medicare cost-reimbursed nursing agencies. In an effort to reduce operating costs and respond to the reductions in Medicare reimbursement, the Company implemented a restructuring plan during fiscal 1998. See "-- Restructuring Initiatives."

          Effective January 1, 1998 reimbursement from Medicare for oxygen services was reduced by 25%. An additional 5% reduction becomes effective on January 1, 1999. These reductions have had and are expected to continue to have a materially adverse impact to the Company's internal growth in net revenues.

         The impact of the implementation of the prospective payment system on the Company's results of operations cannot be predicted with any certainty at this time and would depend, to a large extent, on the reimbursement rates for home health services established under the prospective payment system and the Company's ability to deliver its services at a cost below the prospective payment system rates. There can be no assurances that such reimbursement rates would cover the costs incurred by the Company to provide home health services.

         The Balanced Budget Act of 1997 has caused many other changes in the system of Medicare reimbursement. For example, all home health agencies will be required to obtain surety bonds in the amount of at least $50,000. Additionally, payments will be frozen for durable medical equipment, excluding orthotic and prosthetic equipment, and payments for certain reimbursable drugs and biologicals will be reduced. The impact of these reimbursement changes could have a material adverse effect on the Company's financial condition or results of operations.

         For additional information regarding changes to the Medicare system of reimbursement and the impact of these changes on the Company see "Business -- Payor Mix" and "-- Government Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Internal Growth," "-- Net Revenues" and "-- Results of Operations -- Fiscal 1998 Compared with Fiscal 1997."

         Reimbursement Payments. Eight of the Company's cost-reimbursed nursing agencies receive periodic interim payments for services provided. These payments, which are received bi-weekly and are adjusted quarterly to reflect the volume of home health services actually provided, are scheduled to be discontinued upon implementation of the prospective payment system. The discontinuance of periodic interim payments could result in a material adverse effect on the Company's cash flow. See "Business -- Payor Mix" and "-- Reimbursement Payments."

         Reimbursement from Medicare and Medicaid for certain services is subject to audit and retroactive adjustment. Retroactive adjustments made to prior-year cost reports could have a material adverse effect on the Company's financial condition or results of operations.

         Risks Associated with Collection of Accounts Receivable. The home health care industry is generally characterized by long collection cycles for accounts receivable due to the complex and time consuming requirements for obtaining reimbursement from private and governmental third party payors. The Company experienced an increase in its days net revenues outstanding from 104 at June 30, 1997 to 132 for June 30, 1998, using a three-month rolling average calculation. The increase in days net revenues outstanding resulted from a decrease in net revenues of $8.7 million from the three months ended June 30, 1997 to the three months ended June 30, 1998, as well as an increase of $2.5 million in net accounts receivable from June 30, 1997 to June 30, 1998. The decrease in net revenues resulted from various factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Revenues" and "-- Internal Growth." The increase in accounts receivable was principally due to internal growth and certain managed care payors continuing to subject the Company to increasingly protracted payment terms and increasing attempts by these and other non-governmental payors to deny payments for products and services furnished to their subscribers.

         At June 30, 1998, approximately 39.2% of the Company's net revenues were derived from managed care and other non-governmental payors. The increase in the length of time required to collect receivables owed by managed care and other payors is an industry-wide issue. A continuation of the lengthening of the amount of time required to collect accounts receivables from managed care organizations or other payors or the Company's inability to decrease days net revenues outstanding could have a material adverse effect on the Company's financial condition or results of operations. During fiscal 1998 the Company terminated relationships with certain managed care organizations and is in the process of reviewing its managed care contracts. See "-- Dependence on Relationships with Referral Sources." There can be no assurance that the Company's days net revenues outstanding will not continue to increase if these payors continue to delay reimbursing the Company for its services. See "Business-- Payor Mix" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Pricing Pressures. Medicare, Medicaid and other payors, including managed care organizations and traditional indemnity insurers, are attempting to control and limit increases in health care costs and, in some cases, are decreasing reimbursement rates. While the Company's net revenues from managed care and other non-governmental payors have increased and are expected to continue to increase, payments per visit from managed care organizations typically have been lower than cost-based reimbursement from Medicare and reimbursement from other payors for nursing and related patient services, resulting in reduced profitability on such services. Other payor and employer groups, including Medicare, are exerting pricing pressure on home health care providers, resulting in reduced profitability. Such pricing pressures could have a material adverse effect on the Company's financial condition or results of operations. During fiscal 1998 the Company terminated relationships with certain managed care organizations and is in the process of reviewing its managed care contracts. See "-- Dependence on Relationships with Referral Sources."

         Restructuring Initiatives. In an effort to reduce operating costs and respond to the reductions in Medicare reimbursement, the Company implemented a restructuring plan during fiscal 1998. This plan included cost reduction and office consolidation initiatives and resulted in $5.2 million in restructuring costs being recorded during fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Initiatives." There can be no assurance that the Company will be able to achieve the expected cost savings or synergies from the closing or consolidation of offices and its other restructuring efforts or will be able to reduce costs without negatively impacting operations.

         Need for Additional Financing. The Company believes cash on hand, cash flows generated from operations and the Company's ability to finance certain capital expenditures through leasing arrangements should be adequate to enable the Company to fund its operations. The Company's future capital requirements will depend upon many factors, including the performance of the Company's business, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. However, there can be no assurance that the Company's cash on hand, internally generated funds and funds from any financings will prove to be sufficient to fund the Company's operations. In the event that the Company's cash on hand, internally generated funds and funds from any financings prove to be insufficient to fund the Company's operations, the Company may be required to adjust its cost structure, delay or abandon its development and expansion plans, and/or seek additional funds.

         Risks Related to Goodwill. During fiscal 1998, the Company wrote-off $23.5 million of goodwill recorded in connection with certain acquisitions. See "Results of Operations - Fiscal 1998 Compared with Fiscal 1997 - Writedown of goodwill." At June 30, 1998, after recording this writedown, goodwill resulting from acquisitions was approximately $46.8 million, or approximately 34.2% of total assets. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the Company will ever realize the value of such goodwill. This goodwill is being amortized on a straight-line basis over 20 to 25 years. The Company will continue to evaluate on a regular basis whether events or circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary.

         Although at June 30, 1998 the net unamortized balance of goodwill is not considered to be impaired under generally accepted accounting principles, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company's financial condition or results of operations. Additionally, reimbursement regulations have been issued related to reimbursement for certain mobile diagnostic services. These regulations could eliminate payment for mobile diagnostic services to the Company. Goodwill associated with mobile diagnostic services acquisitions aggregates approximately $1.0 million at June 30, 1998. Mobile diagnostic services represent less than 3% of the Company's current net revenues.

         Internal Growth Rates. The Company is a leading provider of comprehensive home health care services, delivering nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment from 44 branch locations in nine states. Since fiscal 1995, the Company generated a compound annual growth rate in net revenues of 39.6% through a combination of acquisitions and internal growth. The Company experienced internal growth rates in net revenues of 19%, 16% and 4% for fiscal years 1996, 1997 and 1998, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Internal Growth." Because of matters discussed in this Prospectus that may be beyond the control of the Company, there can be no assurance that the Company can increase or maintain the internal growth rates at levels experienced in previous years.

         Dependence on Relationships with Referral Sources. The growth and profitability of the Company depends on its ability to establish and maintain close working relationships with referral sources, including payors, hospitals, physicians and other health care professionals. Managed care organizations, which are exerting an increasing amount of influence over the health care industry, have been consolidating to enhance their ability to impact the delivery of health care services. As managed care organizations have increased and continue to increase their market share in regions in which the Company operates, these organizations have become and will continue to become increasingly important to the Company as referral sources. From fiscal 1996 to fiscal 1998, the Company's net revenues derived from managed care and other non-governmental payors increased from 37.8% to 39.2%. While the Company's net revenues from managed care and other non-governmental payors have increased and are expected to continue to increase, payments per visit from managed care organizations typically have been lower than cost-based reimbursement from Medicare and reimbursement from other payors for the Company's services, resulting in reduced profitability on such services.

         During fiscal 1998 the Company terminated its relationship with certain managed care organizations as a result of these organizations continuing to subject the Company to increasingly protracted payment terms and increasing attempts to deny payments for products and services furnished to their subscribers. Additionally, the Company is in the process of reviewing all of its managed care contracts and determining if the contracts meet the Company's profitability guidelines. As a result of these terminations and other factors, the Company's internal growth rates declined during fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Internal Growth."

         There can be no assurance the Company will be able to successfully maintain existing referral sources or develop and maintain new referral sources. The loss of any significant referral sources or the failure to develop any new referral sources could have a material adverse effect on the Company's financial condition or results of operations.

         Year 2000 Computer Concerns. The impact of Year 2000 computer problems on the Medicare and Medicaid programs, other federal or state health care programs and other third party payors could affect prompt reimbursement to the Company in the future unless and until such potential problems are corrected. The Company's major management information system software programs are vendor-supplied and are scheduled by the vendors to be Year 2000 compliant by December 31, 1999. The Company expects to be Year 2000 compliant by December 31, 1999 and does not expect to incur significant costs in attaining compliance. However, there can be no assurance the Company has adequately assessed or identified all aspects of its business which may be impacted by Year 2000 issues which may arise after December 31, 1999. Additionally, there can be no assurance that vendors who supply the Company's major management information system software will adequately address and correct any and all Year 2000 issues prior to January 1, 2000. As a result of the foregoing, there can be no assurance that Year 2000 computer problems which may impact the Company or its payors will not have a material adverse effect on the Company's financial condition or results of operations.

         Potential Risks Associated with Acquisitions and Expansion. While the Company completed fourteen acquisitions between fiscal 1996 and 1997, it completed no acquisitions during fiscal 1998. As a result of the uncertainty of the outcome of additional legislative and regulatory changes in the system of Medicare reimbursement, the Company has slowed its growth through acquisitions. In addition, the Company is restricted by its senior credit facility from engaging in acquisitions. Management believes that as a result of Medicare legislative and regulatory changes and managed care and other competitive pressures, the home health care industry will continue to consolidate. See "Business -- Industry Overview," "-- Payor Mix" and " -- Government Regulation." The Company believes it will be positioned to execute its acquisition strategy once Medicare reimbursement regulation uncertainties and the Company's capital constraint issues are resolved.

         When evaluating acquisitions, the Company seeks potential acquisition candidates that would complement or expand its current services. In attempting to make acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. In addition, since the consideration for acquired businesses may involve cash, notes or the issuance of shares of common stock, options or warrants, existing stockholders may experience dilution in the value of their shares of common stock in connection with such acquisitions. Moreover, many states have Certificate of Need, licensure, or similar laws which generally require that the appropriate state agency approve certain acquisitions and/or determine that a need exists for new services and capital expenditures or other changes prior to such new services being added. Additionally, the Health Care Financing Administration ("HCFA"), the department of the U.S. Department of Health and Human Services responsible for the rules governing Medicare and Medicaid, may also require the redesignation of branch offices as separate providers. To the extent that Certificates of Need or other approvals are required for expansion of Company operations, either through acquisitions or provision of new services, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals, and possible delays and expenses associated with such approvals.

         There can be no assurance that the Company will be able to successfully negotiate, finance or integrate acquisitions. Acquisitions involve numerous short- and long-term risks, including loss of referral sources, diversion of management's attention, failure to retain key personnel, loss of net revenues of the acquired companies, inability to integrate acquisitions (particularly management information systems) without material disruptions and unexpected expenses, the possibility of the acquired businesses becoming subject to regulatory sanctions, potential undisclosed liabilities and the continuing value of acquired intangible assets. There can be no assurance that any given acquisition will be consummated, or if consummated, will not materially adversely affect the Company's financial condition or results of operations. Additionally, because of matters discussed herein that may be beyond the control of the Company and the emerging trend of other health care providers, such as long-term care providers, seeking to acquire home health care businesses, there can be no assurance that suitable acquisitions will continue to be identified or that acquisitions can be consummated on acceptable terms.

         Potential Risks Associated with Geographic Expansion. In pursuing its growth strategy, the Company has expanded its operations into new geographic markets. When entering new geographic markets, the Company generally seeks to increase its net revenues by establishing relationships with new referral sources or increasing business with existing referral sources and will be reliant to a large extent on local management, who have important relationships with local referral sources. In addition, the Company will be required to comply with laws and regulations of states that differ from those in which the Company currently operates, and may face competitors with greater knowledge of such local markets. There can be no assurance that if acquisitions are consummated, the Company will be able to increase its net revenues through new or existing referral sources or otherwise effectively compete in new geographic markets in which these companies operate.

         Risks Associated with Managed Care Contracts. As an increasing percentage of patients become members of managed care organizations, the Company believes that it will be required to deliver its products and services to health maintenance organizations, employer groups and other private third party payors on a capitated or other risk sharing basis. Under some of these arrangements, a health care provider accepts a predetermined amount per member per month in exchange for providing all covered services to beneficiaries of the payor during the month. Such arrangements pass much of the economic risk of providing care from the payor to the provider. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, additional costs would be incurred, resulting in a reduction in margins. In the worst case, net revenues associated with risk-sharing contracts or capitated provider networks would be insufficient to cover the costs of the services provided. Any such reduction of net revenues could have a material adverse effect on the Company.

         Management of Rapid Growth. The Company has experienced rapid growth in its business and number of employees through acquisition and internal growth. Continued rapid growth may impair the Company's ability to efficiently provide its home health care services and products and to adequately manage its employees. While the Company is taking steps to manage its rapid growth, future results of operations could be materially adversely affected if it is unable to do so effectively. The Company implemented a restructuring plan during fiscal 1998. See "-- Restructuring Initiatives" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Initiatives."

         Competition. The home health care industry is highly competitive and includes national, regional and local providers. The Company competes with a large number of companies in all areas in which its operations are located. The Company's competitors include major national and regional companies, hospital-based programs, numerous local providers and nursing agencies. Some current and potential competitors have or may obtain significantly greater financial and marketing resources than the Company. Accordingly, other companies, including managed care organizations, hospitals, long-term care providers and health care providers that currently are not serving the home health care market, may become competitors. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially adversely affect the Company's financial condition or results of operations.

         Regulatory Environment. The Company is subject to extensive regulation which govern financial and other arrangements between healthcare providers at both the federal and state level. At the federal level, such laws include (i) the Anti-Kickback Statute, which generally prohibits the offer, payment, solicitation or receipt of any remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare and Medicaid, federal and state health care programs, (ii) the Federal False Claims Act, which prohibits the submission for payment to the federal government of fraudulent claims, and (iii) "Stark legislation," which generally prohibits, with limited exceptions, the referrals of patients by a physician to providers of "designated health services" under the Medicare and Medicaid programs, including home health services, physical therapy and occupational therapy, where the physician has a financial relationship with the provider. Violations of these provisions may result in civil and criminal penalties, loss of licensure and exclusion from participation in the Medicare and Medicaid programs. Many states have also adopted statutes and regulations which prohibit provider referrals to an entity in which the provider has a financial interest, remuneration or fee-splitting arrangements between health care providers for patient referrals and other types of financial arrangements with health care providers. Sanctions for violations of these state regulations include loss of licensure and civil and criminal penalties. See "Business -- Government Regulation."

         The federal government, private insurers and various state enforcement agencies have increased their scrutiny of provider business practices and claims, particularly in the areas of home health care services and products in an effort to identify and prosecute parties engaged in fraudulent and abusive practices. In May 1995, the Clinton Administration instituted Operation Restore Trust ("ORT"), a health care fraud and abuse initiative focusing on nursing homes, home health care agencies and durable medical equipment companies. ORT, which initially focused on companies located in California, Florida, Illinois, New York and Texas, the states with the largest Medicare populations, has been expanded to all fifty states. See "Business - Government Regulation." While the Company believes that it is in material compliance with such laws, there can be no assurance that the practices of the Company, if reviewed, would be found to be in full compliance with such laws or interpretations of such laws.

          Additionally, HCFA has implemented "Wedge Surveys" in at least 13 states, including Connecticut, Florida, Tennessee, Illinois, Indiana, Massachusetts, Minnesota, Ohio, Oklahoma, Texas, Utah, Virginia and Wyoming, whereby HCFA completes ORT-type surveys on a much smaller scale. Assuming the reviewer uncovered nothing significant during its survey, the home health agency then has the option to repay the amount determined by HCFA or undergo a broader review of its claims. If the survey uncovers significant problems, the matter may undergo further review. See "Business -- Government Regulation."

          While the Company believes that it is in material compliance with the fraud and abuse and self-referral laws, there can be no assurance that the practices of the Company, if reviewed, would be found to be in full compliance with such requirements, as such requirements ultimately may be interpreted. Although the Company does not believe it has violated any fraud and abuse laws, there can be no assurance that future related legislation, either health care or budgetary, related regulatory changes or interpretations of such regulations, will not have a material adverse effect on the future operations of the Company.

         Certificate of Need, Permits and Licensure. The federal government and all states regulate various aspects of the home health care industry. Such laws include certificates of need, certification under Medicare and Medicaid and other third party programs, as well as state laws which may impose licensure requirements on home health care agencies. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's financial condition or results of operations. There can be no assurance that either the states or the federal government will not change current interpretations of existing regulations or impose additional regulations upon the Company's activities which might adversely affect its financial condition or results of operations.

         Geographic Concentration. Approximately $58.6 million, or 33.6%, of the Company's net revenues in fiscal 1998 were derived from the Company's operations in Florida and approximately $106.9 million, or 61.4%, of the Company's net revenues in fiscal 1998 were derived from the Company's operations in Florida and the Mid-Atlantic operating areas. Unless and until the Company's operations become more diversified geographically (as a result of acquisitions or internal expansion), adverse economic, regulatory, or other developments in Florida or the Mid-Atlantic states could have a material adverse effect on the Company's financial condition or results of operations.

         Potential Volatility in Stock Price. Over the past year, the Company's stock price has been subject to significant volatility. If net revenues or earnings fail to meet expectations of the investment community, or if the Company announces other information that may be deemed to be negative by the investment community, such as the issuance of additional common stock, or other changes in the Company's capital structure, there could be an immediate and significant adverse impact on the trading price for the Company's common stock. Regardless of the Company's performance, broad market fluctuations and general economic or political conditions as well as health care-related market announcements from time to time may also adversely affect the price of the Company's stock. As a result, changes in the Company's stock price can be sudden and unpredictable.

         Quarterly Fluctuations in Operating Results. Results of operations for any quarter are not necessarily indicative of results of operations for any future period or for a full fiscal year. The Company has experienced and expects to continue to experience lower same-branch net revenues during the first fiscal quarter which ends on September 30 as compared to the immediately preceding quarter due to fewer referrals during the summer months. The Company anticipates that the effects of seasonality will continue for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

         Dependence on Key Personnel. The Company's success is highly dependent on its President, Chief Executive Officer and Chairman of the Board, Bruce J. Feldman and a number of its other key management and professional personnel. The loss of one or more of these personnel could have a material adverse effect on the Company's financial condition or results of operations. The Company's success will also depend in part on its ability to retain and attract additional qualified management and professional personnel. Competition for such personnel in the home health care industry is strong. There can be no assurance that the Company will be successful in attracting or retaining the personnel it requires.

         Pending and Threatened Litigation. The Company is a party to certain pending and threatened legal actions. See "Business - Legal Proceedings." While the Company believes it has adequate legal defenses and/or insurance coverage for these actions, there can be no assurance of favorable outcomes regarding these legal actions or that recovery of any insurance proceeds will be sufficient to cover any judgments, settlements or costs relating to any pending or future legal proceedings. Additionally, any judgments, settlements or costs relating to pending or future legal proceedings which are not covered by insurance could have a material adverse effect on the Company's results of operations or financial condition.

         Potential Liability. The Company maintains a commercial general liability policy which includes product liability coverage on the medical equipment that it sells or rents with both per-occurrence and annual aggregate coverage limits of $1.0 million and $3.0 million, respectively. In addition, the Company has an umbrella liability or "excess" policy with a single limit of $10.0 million for any one occurrence in excess of certain minimum amounts. The umbrella policy excludes professional liability. The Company maintains a health care agency professional liability insurance policy with limits of $4.0 million per claim and an annual aggregate limit of $6.0 million. Health care professionals with whom the Company has contracted must provide evidence that they carry at least $1.0 million of insurance coverage, although there is no assurance that such providers will continue to do so, or that such insurance is, or will continue to be, adequate or available to protect the Company, or that the Company will not have liability independent of that of such providers and/or their insurance coverage. While the Company believes that it has adequate insurance coverage, there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any pending or future legal proceedings (including any related judgments, settlements or costs) or that any such insurance will be available to the Company in the future on satisfactory terms, if at all. Any judgments, settlements or costs relating to pending or future legal proceedings which are not covered by insurance could have a material adverse effect on the Company's results of operations or financial condition.

         Potential Effect of Anti-Takeover Provisions; Issuance of Preferred Stock. Certain provisions of the Pennsylvania Business Corporation Law, the Company's Amended Articles of Incorporation and the Company's Restated Bylaws, such as a staggered board of directors and limitations on stockholder actions and proposals, may have the effect of discouraging, delaying or preventing a change of control of the Company which could adversely affect the market price of the Company's common stock. In addition, the Company's board of directors has the authority to issue shares of preferred stock without shareholder approval and upon such terms as the board of directors may determine. While the Company has no present plans to issue any shares of preferred stock, the rights of the holders of the Company's common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

         Compliance Program. In August, 1998, the Department of Health and Human Services ("HHS") issued compliance program guidance for home health agencies. The guidance encourages home health agencies to develop effective internal controls that promote adherence to applicable federal and state law and program requirements of federal, state and private health plans. The absence of a compliance program or an incomplete or ineffective compliance program may not be regarded favorably by HHS and could negatively affect government audits, investigations, and/or inspections. During fiscal 1998, the Company implemented an internal Compliance Program. Although management believes the Compliance Program will be effective and will assist the Company in monitoring and enhancing the effectiveness of its internal controls, there can be no assurance that the Compliance Program will identify all potential compliance issues or that as drafted it will be viewed as complete or effective under audit or inspection by third party payors.

                                USE OF PROCEEDS

         The shares of Company Common Stock which are owned by the Partnerships will be distributed upon liquidation and dissolution of the Partnerships. The Company will not receive any proceeds upon the distribution of these shares.

                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HHCA." The following table sets forth the quarterly range of high and low sales prices of the common stock on the Nasdaq National Market for each quarter in fiscal 1998 and 1997:

          Quarter Ended                       High                 Low
 -----------------------------------     ---------------     ----------------
  June 30, 1998                                $ 4.19               $ 2.25
  March 31, 1998                                11.31                 2.75
  December 31, 1997                             13.63                 8.38
  September 30, 1997                            13.38                 9.50

  June 30, 1997                                 11.13                 8.38
  March 31, 1997                                13.13                 9.81
  December 31, 1996                             13.00                 9.75
  September 30, 1996                            13.88                 9.13

         As of August 31, 1998, there were 9,765,764 shares of the Company's Common Stock outstanding and approximately 163 stockholders of record of the Company's Common Stock. The number of stockholders of record does not include an indeterminate number of stockholders whose shares are held by brokers in "street name." Management believes there are in excess of 400 beneficial stockholders of the Company's Common Stock.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1998. This table should be read in conjunction with Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               As of
                                                           June 30, 1998
                                                      ---------------------
                                                           (in thousands)
  Current maturities of long-term debt                        $  4,211
                                                             =========
  Long-term debt, net of current portion                      $ 85,311

  Shareholders' equity                                        $ 26,093
                                                              --------
  Total capitalization                                        $111,404
                                                              ========

                  SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         The selected historical consolidated financial data presented below as of June 30, 1997 and 1998 and for each of the years in the three-year period ended June 30, 1998 have been derived from the Consolidated Financial Statements of the Company, including the notes thereto, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The selected historical consolidated financial data presented below as of June 30, 1994 and 1995 and for the fiscal years ended June 30, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company, as restated for the merger with Home Health Systems, Inc. (See Note 3, Pooling of Interests, to the Consolidated Financial Statements of the Company). The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                      Fiscal Year Ended June 30,
                                                     ---------------------------------------------------------
                                                         1994        1995        1996       1997        1998
                                                     ---------------------------------------------------------
                                                                            (in thousands)
      Consolidated Statement of Operations Data:
        Net revenues.................................$  46,706   $  64,149   $  95,878   $ 150,232   $ 174,335
        Operating costs and expenses:
          Patient care...............................   21,761      32,378      46,212      71,818      82,708
          General and administrative.................   21,272      26,245      36,100      54,254      70,828
          Provision for doubtful accounts............    1,316       1,727       3,464       8,431       7,271
          Depreciation and amortization..............      598         797       1,920       3,870       5,298
          Interest, net..............................      802       1,451       1,579       3,849       7,508
          Merger and other nonrecurring
            expenses (1)(2)..........................       --          --         913       3,009       6,370
          Writedown of goodwill (3)..................       --          --          --          --      23,516
        Total operating costs and expenses...........   45,749      62,598      90,188     145,231     203,449
        Income (loss) before income taxes............      957       1,551       5,690       5,001     (29,164)
        Provision (benefit) for income taxes.........      646         793       2,396       2,187      (4,316)
        Income (loss) before extraordinary
          item and cumulative effect of change in
          accounting principle.......................      311         758       3,294       2,814     (24,848)

          Extraordinary item.........................       --          --       1,161          --          --
        Income (loss) before change in accounting....      311         758       2,133       2,814     (24,848)
          Change in accounting.......................      244          --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------
        Net income (loss)............................$     555   $     758   $   2,133   $   2,814   $ (24,848)
                                                     =========   =========   =========   =========   =========
        Diluted earnings (loss) per share............$    0.13   $    0.17   $    0.18   $    0.32   $   (2.67)
                                                     =========   =========   =========   =========   =========
        Weighted average common shares outstanding...    3,572       3,676       6,653       8,673       9,316
                                                     =========   =========   =========   =========   =========

      Consolidated Balance Sheet Data:
         Working capital.............................$  11,201   $  12,059   $  20,346   $  43,204   $  48,382
         Total assets................................   20,745      34,572      69,975     153,263     136,839
         Total debt..................................    8,471      16,676      19,875      85,056      89,522
         Total shareholders' equity..................    3,275       4,938      37,648      50,572      26,093

----------------------------
(1) Merger and other nonrecurring expenses in fiscal 1996 represents nonrecurring bridge financing expenses of $913,000 incurred in connection with an acquisition in Tampa, Florida and repaid with a portion of the net proceeds from the Company's initial public offering. Merger and other nonrecurring expenses in fiscal 1997 include merger costs of $1.6 million as a result of a merger which occurred in November 1996, the write-off of deferred costs aggregating $300,000 incurred in connection with an equity offering which was not consummated and charges aggregating $1.1 million for contractual severance obligations in connection with acquired businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

(2) Merger and other nonrecurring expenses in fiscal 1998 included restructuring costs of $5.2 million and the write-off of deferred costs aggregating $1.2 million related to a terminated acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

(3) The Company recorded a writedown of goodwill in fiscal 1998 based upon the estimated impact of certain reductions in Medicare reimbursements on the Company's continuing operations. See "Management Discussion and Analysis of Financial Condition and Results of Operations - Restructuring Initiatives."

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of the consolidated financial condition and consolidated results of operations of the Company should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

General

         The Company is one of the leading providers of comprehensive home health care services and products, delivering nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. From fiscal 1996 to fiscal 1998, the Company generated a compound annual growth rate in net revenues of 39.6% through a combination of acquisitions and internal growth. The Company experienced internal growth rates in net revenues of 19%, 16% and 4% for fiscal years 1996, 1997 and 1998, respectively. The Company's internal growth in net revenues was primarily the result of cross-selling its services and products, expanding the range of services and products offered, increasing patient referrals, particularly from managed care organizations and increasing cost-based Medicare reimbursement resulting principally from increased costs. The Company's internal growth rate during fiscal 1998 was impacted by implementation of certain provisions of The Balanced Budget Act of 1997. See "-- Internal Growth."

         Net revenues are derived from the provision of nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. Patient care costs are comprised of salaries and related benefits for patient care personnel, cost of sales for durable medical equipment and supplies and depreciation on equipment held for rental. General and administrative expenses are comprised of administrative and support staff salaries and benefits, occupancy and other operating costs. The provision for doubtful accounts consists principally of an estimate of net revenues that may prove to be uncollectible. Amortization expense includes the amortization of goodwill and other intangible assets.

Restructuring Initiatives

         The Company's business is impacted by extensive political, economic and regulatory influences, which continue to subject the health care industry in the United States to fundamental change. During fiscal 1998, significant changes to the Medicare system of reimbursement were enacted in connection with The Balanced Budget Act of 1997. The implementation of the Interim Payment System (the "IPS") for the Company's Medicare cost-reimbursed nursing agencies and reductions in Medicare oxygen services reimbursement rates which resulted from The Balanced Budget Act of 1997 have had and are expected to continue to have a significant impact on the Company's current and future operations. Recent legislation introduced into the U.S. Congress, if enacted, could result in additional changes in the system of Medicare reimbursement. The uncertainty of the outcome of additional legislative and regulatory issues facing the industry have had a significant impact on the industry. See "Business -- Industry Overview," " -- Payor Mix" and " --Government Regulation."

         In an effort to reduce operating costs and respond to the above reductions in Medicare reimbursement, the Company implemented a restructuring plan during fiscal 1998. This plan, which included cost reduction and office consolidation initiatives, as well as management's assessment of the continuing value of goodwill under the changing reimbursement environment, resulted in pre-tax accounting charges aggregating $28.7 million during fiscal 1998 which were comprised of a writedown of goodwill of $23.5 million and restructuring costs of $5.2 million.

         The writedown of goodwill was required based upon the estimated impact of the announced reductions in Medicare oxygen reimbursement and the expected impact of the IPS on the Company's continuing operations. The writedown was comprised of $9.0 million related to certain durable medical equipment, respiratory therapy, and infusion therapy companies and $14.5 million related to certain Medicare cost-reimbursed nursing agencies.

         The restructuring costs of $5.2 million were principally comprised of
(i) the closure and consolidation of certain branch locations, including the accrual of estimated facility exit costs and future lease costs, the write-off of leasehold improvements and other exit costs; and (ii) estimated employee severance costs in connection with the related termination of employees, including certain former owners of businesses acquired. See "Fiscal 1998 Compared with Fiscal 1997 - Merger and other nonrecurring expenses" and Note 2 to the Consolidated Financial Statements.

         Although the restructuring plan is expected to reduce costs, there can be no assurance the Company will be able to achieve the expected cost savings or synergies from the closing or consolidation of offices and other restructuring efforts or will be able to reduce costs without negatively impacting operations. See "Risk Factors -- Restructuring Initiatives."

Net Revenues

         The following table shows the percentage of net revenues represented by each of the Company's services for the periods presented:

                                                                        Fiscal year ended June 30,
                                                                 ------------------------------------------
                                                                    1996             1997          1998
                                                                 ------------     -----------   -----------
          Nursing and related patient services:
           Medicare                                                     37.4    %       41.9  %       41.2   %
           Non-Medicare                                                 22.6            22.2          25.1
                                                                 ------------     -----------   -----------
                                                                        60.0            64.1          66.3
          Respiratory therapy                                           17.8            18.1          15.2
          Infusion therapy                                              14.0             8.4           7.0
          Durable medical equipment                                      8.2             9.4          11.5
                                                                 ------------     -----------   -----------
                      Total                                            100.0    %      100.0  %      100.0   %
                                                                 ============     ===========   ===========

         Since the end of fiscal 1995, service mix has fluctuated primarily as a result of companies acquired. During fiscal 1997 and 1998, nursing and related patient services increased as a percentage of total net revenues, principally as a result of the acquisition of two significant Medicare nursing and related patient service companies in the Texas and New England regions during fiscal 1997.

         The following table sets forth the visits and hours for nursing and related patient services for the periods presented:


                                                                          Fiscal year ended June 30,
                                                                 ----------------------------------------------
                                                                     1996             1997            1998
                                                                 --------------   --------------  -------------
          Medicare nursing visits                                      434,000          873,000        936,000
          Non-Medicare nursing services:
             Hours                                                     438,000          980,000      1,231,000
             Visits                                                    120,000          173,000        230,000

         The significant growth in Medicare nursing visits and non-Medicare nursing hours and visits in fiscal 1997 and 1998 is a result of the acquisition during fiscal 1997 of two Medicare and non-Medicare nursing and related patient service companies in the Texas and New England regions, as well as other nursing acquisitions during fiscal 1997, increased referrals, and effective cross-selling of nursing services through the Company's other services. See "-- Acquisitions" and "-- Internal Growth."

         Respiratory therapy, infusion therapy and durable medical equipment net revenues increased to $53.9 million in fiscal 1997 from $38.4 million in fiscal 1996, as a result of acquisitions, increased referrals and effective cross-selling of these services to the Company's nursing patients. Respiratory therapy, infusion therapy and durable medical equipment net revenues increased to $58.8 million in fiscal 1998 from fiscal 1997, as a result of a full year of operations of companies acquired during fiscal 1997, increased referrals and effective cross-selling of these services to the Company's nursing patients. Respiratory therapy net revenues were also impacted by the reductions in Medicare oxygen reimbursement during fiscal 1998. See "-- Acquisitions" and "-- Internal Growth."

Acquisitions

         While the Company completed fourteen acquisitions in both existing and new markets between fiscal 1996 and 1997, it completed no acquisitions during fiscal 1998. As a result of the uncertainty of the outcome of additional legislative and regulatory changes in the system of Medicare reimbursement, the Company has slowed its growth through acquisition. In addition, the Company is restricted by its senior credit facility from engaging in acquisitions. Management believes that as a result of Medicare legislative and regulatory changes and managed care and other competitive pressures, the home health care industry will continue to consolidate. See "Business -- Industry Overview," " -- Payor Mix" and " -- Government Regulation." The Company believes it will be positioned to execute its acquisition strategy once Medicare reimbursement regulation uncertainties and the Company's capital constraint issues are resolved.

         During fiscal 1996, the Company expanded its operations into the Tampa/St. Petersburg, Florida market with four acquisitions which included nursing and related patient services, durable medical equipment and respiratory services. During fiscal 1997, the Company entered the Texas and New England regions with five acquisitions, expanding its operations into Texas, Massachusetts, New Hampshire, Rhode Island and Maine. Additionally, during fiscal 1997, the Company expanded its ongoing operations in Pennsylvania, New Jersey, Maryland and the Tampa/St. Petersburg, Florida market with five acquisitions, and also expanded into Illinois as a result of a merger transaction. The acquisitions in fiscal 1997 included nursing and related patient services, infusion therapy, durable medical equipment and respiratory services. The merger was accounted for as a pooling of interests with the remaining acquisitions accounted for as purchases. Under the purchase method, the results of operations from acquisitions were included in the Company's results of operations from the dates of acquisition, which occurred at various times during those fiscal years. Accordingly, the operating results for any fiscal year are not necessarily comparable with the results for any past or future fiscal year. The purchase price for companies acquired under the purchase method is allocated to net identifiable assets, principally accounts receivable, fixed assets and inventory, with any excess allocated to goodwill and other intangible assets.

         The Company is required to make certain payments to former owners of businesses acquired in prior periods, as part of the consideration paid for the acquisitions. During fiscal 1998, the Company paid $1.8 million in additional consideration for certain acquisitions completed in prior periods. Amounts to be paid in cash during fiscal 1999, as additional consideration for non-Medicare nursing and related patient services and infusion therapy services companies acquired during prior periods approximate $2.1 million. Amounts aggregating $2.1 million may also be paid in the form of the Company's common stock to certain former owners through fiscal 2000 in connection with earnouts related to businesses acquired by the Company. During fiscal 1998 the Company issued 579,901 additional shares in connection with an acquisition completed in fiscal 1997.

         The former owners of a business acquired by the Company in fiscal 1997 commenced litigation against the Company during the fourth quarter of fiscal 1998 for nonperformance under certain provisions of the acquisition documents. The Company intends to vigorously defend against these claims, and has filed a motion to dismiss or alternatively to transfer the action, which is presently pending with the court. See "Business -- Legal Proceedings."

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with the acquisitions, payment of which is prohibited by the Company's senior credit facility. See Note 5 to the Consolidated Financial Statements.

         During September 1997 the Company entered into a definitive agreement for the acquisition through merger of U.S. HomeCare Corporation ("USHO"). During February 1998, the Company and USHO agreed to the termination of the proposed merger. Deferred acquisition costs of $1.2 million associated with this proposed merger were written-off during fiscal 1998 and are included in merger and other nonrecurring expenses in the Consolidated Financial Statements.

Internal Growth

         The Company experienced internal growth of 4% during fiscal 1998, compared to 16% during fiscal 1997. Internal growth during fiscal 1998 was comprised of an increase of 6.2%, or $2.8 million, in same-branch Medicare cost-reimbursed nursing and related patient service net revenues and an increase of 18.0%, or $5.1 million, in same-branch net revenues for non-Medicare nursing services, offset by a decrease of (9.5%) or ($3,645,000) in same-branch product net revenues (durable medical equipment and respiratory and infusion therapy services).

         The increase in net revenues relating to Medicare cost-reimbursed nursing and related patient services resulted from a (0.5%) decrease in visits at same-branch Medicare cost-reimbursed nursing branches offset by increased costs incurred by these branches resulting in additional cost reimbursement. The increase in non-Medicare nursing services net revenue resulted from 9% and 33% increases in hourly and visit volume, respectively, from same-branch non-Medicare nursing branches, primarily as a result of effective cross-selling of these nursing services to the Company's product patients and increased patient referrals.

         The decrease in product net revenues was due principally to the reductions in Medicare oxygen reimbursement, which were effective January 1, 1998, as well as various other factors such as the Company ceasing to provide services and products to selected managed care companies due to their protracted payment terms, a reduction in reimbursement rates by certain managed care companies, the Company choosing not to renew certain contracts with managed care companies that were attempting to impose rate reductions and a decline in cross-selling of these products and services to the Company's nursing patients during the transition to certain of the Company's regional Coordinated Care Centers during the second quarter of fiscal 1998.

         The Company may continue to experience a decrease in its internal growth rate related to respiratory therapy services as a result of the reductions on January 1, 1998 and 1999 in Medicare reimbursement for oxygen services. Additionally, the Company may also experience a decrease in the internal growth rate for its Medicare cost-reimbursed nursing agencies when they become subject to the IPS. In addition, if the Company is unable to negotiate rate increases under certain managed care contracts and as managed care organizations and other payors continue to exert pricing pressure on the Company and other home health care providers, the Company may continue to experience a decrease in its internal growth rate. See "Business - Payor Mix" and "- Government Regulation." Because of matters discussed herein that may be beyond the control of the Company, there can be no assurance that the Company can increase or maintain the internal growth rates at levels experienced in previous periods.

Results of Operations

          The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of net revenues:


                                                                          Fiscal year ended June 30,
                                                              ---------------------------------------------------
                                                                 1996               1997               1998
                                                              ------------      --------------     --------------
             Net revenues                                           100.0    %          100.0   %          100.0  %
             Operating costs and expenses:
                Patient care                                         48.2                47.8               47.4
                General and administrative                           37.7                36.1               40.6
                Provision for doubtful accounts                       3.6                 5.6                4.2
                Depreciation                                          0.9                 1.0                1.4
                Amortization                                          1.1                 1.6                1.6
                Interest, net                                         1.6                 2.6                4.3
                Merger and other nonrecurring                         1.0                 2.0                3.7
                Writedown of goodwill                                  -                   -                13.5
                                                              ------------      --------------     --------------
             Income (loss) from operations                            5.9                 3.3              (16.7)
             Income tax provision (benefit)                           2.5                 1.4               (2.5)
                                                              ------------      --------------     --------------
             Income (loss) before extraordinary item                  3.4                 1.9              (14.2)
             Extraordinary item                                       1.2                -
                                                              ------------      --------------     --------------
             Net income (loss)                                        2.2    %            1.9   %          (14.2)  %
                                                              ============      ==============     ==============

     Fiscal 1998 Compared with Fiscal 1997

         Net revenues. In fiscal 1998, net revenues increased to $174.3 million. This represented an increase of $24.1 million, or 16%, over fiscal 1997. Of this increase, $19.8 million, or 54%, was attributable to acquisitions completed during fiscal 1997. The balance of the increase was due to internal growth of 4%, or $4.3 million. See "-- Internal Growth." Net revenues from nursing and related patient services increased from $75.0 million in fiscal 1997 to $83.0 million in fiscal 1998, an 11% increase. The increase in Medicare nursing and related patient services net revenues resulted from increased visits, principally as a result of a full year of operations from acquisitions consummated during fiscal 1997, and increased costs resulting in additional cost reimbursement, offset by the decrease in net revenues resulting from implementation of the IPS in the Texas Region effective January 1, 1998. Total Medicare nursing visits increased 7% to 936,000 visits for fiscal 1998. Total non-Medicare nursing hourly and visit volume increased 26% and 33%, respectively, to 1,231,000 hours and 230,000 visits, respectively, for fiscal 1998. A full year of operations from acquisitions consummated during fiscal 1997, effective cross-selling of these nursing services to the Company's product patients and increased referrals contributed to these volume increases. Product net revenues increased $4.9 million, or 9.0%, to $58.8 million for fiscal 1998, from $53.9 million for fiscal 1997. as a result of , increased referrals and effective cross-selling of infusion therapy services to the Company's nursing patients. This increase was comprised of an increase of $8.5 million in net revenues for fiscal 1998 attributable to a full year of operations from acquisitions consummated during fiscal 1997, offset by a decrease of $3.6 million in net revenues for same-branch operations due to various factors discussed under "-- Internal Growth." Managed care organizations and other payors accounted for 38.7% and 39.2% of the Company's net revenues in fiscal 1997 and 1998, respectively. The Company expects revenues from managed care and other non-governmental payors to continue to increase. See "Business -- Payor Mix."

         Patient care. In fiscal 1998, patient care costs increased to $82.7 million. This represented an increase of $10.9 million, or 15.2%, over fiscal 1997. This increase was principally related to the increases in net revenues. Patient care costs decreased as a percentage of net revenues from 47.8% to 47.4%. Patient care costs as a percentage of net revenues are impacted by numerous variables, many of which are beyond the control of the Company. The Company may be able to reduce patient care costs as a percentage of net revenues as a result of its cost reduction initiatives and the termination or non-renewal by the Company of contracts with managed care companies that are marginally profitable, provided the Company's net revenues increase. The ability of the Company to increase net revenues in the future will be impacted by the reductions in Medicare oxygen reimbursement on January 1, 1998 and 1999, the continuing pressure by managed care payors to reduce their reimbursement to the Company for the Company's products and services and the lower IPS cost limits effective January 1, 1998 for the Company's Texas Medicare cost-reimbursed nursing agency and July 1, 1998 for the Company's other Medicare cost-reimbursed nursing agencies. See "-- Restructuring Initiatives," "-- Internal Growth" and
 "--Net Revenues."

         General and administrative. In fiscal 1998, general and administrative expenses increased to $70.8 million. This represented an increase of $16.6 million, or 31%, over fiscal 1997. General and administrative expenses increased as a percentage of net revenues from 36.1% to 40.6%. Of these increases, costs of $9.2 million were related to a full year of operations included in fiscal 1998 related to acquisitions completed during the third and fourth quarters of fiscal 1997, with the remainder principally resulting from infrastructure enhancements implemented by the Company prior to adoption by the Company of its restructuring plan, including costs related to an increase in staffing in certain departments, costs related to implementation of the Company's regional Coordinated Care Centers and increased costs for insurance, telecommunications and other operating expenses. The Company may be able to reduce general and administrative expenses as a percentage of net revenues as a result of its cost reduction and office consolidation initiatives. See "-- Restructuring Initiatives."

         Provision for doubtful accounts. In fiscal 1998, the provision for doubtful accounts decreased to $7.3 million from $8.4 million in fiscal 1997. Excluding the nonrecurring provisions recorded during fiscal 1998 and 1997, discussed below, provision for doubtful accounts remained relatively consistent as a percentage of net revenues, decreasing to 3.5% for fiscal 1998 from 3.6% for fiscal 1997.

         The fourth quarter of fiscal 1998 included a pre-tax provision of $1.2 million for accounts receivable due from the Allegheny Health, Education and Research Foundation ("AHERF") which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 1998. Due to the uncertainty of the outcome of AHERF's bankruptcy proceedings, the Company recorded a reserve for the entire amount of the pre-bankruptcy receivable. The Company is reimbursed by AHERF for post-bankruptcy services on a prepaid basis.

         The fourth quarter of fiscal 1997 included a pre-tax provision of $3.0 million of additional accounts receivable reserves. The additional reserve primarily resulted from a slow down in payments during the fourth quarter of fiscal 1997 from a number of the Company's larger managed care payors and increasing attempts by them to deny payments for products and services furnished to their subscribers.

         The Company continues to experience difficulties in collecting receivables from managed care and other non-governmental payors. This continues be a significant issue throughout the industry. See "-- Liquidity and Capital Resources." The Company expects revenues from managed care organizations to continue to increase. See "Business -- Payor Mix."

         Depreciation. In fiscal 1998, depreciation expense increased to $2.4 million. This represented an increase of $913,000, or 60%, over fiscal 1997. This increase was attributable to a full year of depreciation on assets acquired in connection with acquisitions during fiscal 1997 and increases resulting from capital expenditures related to vehicles, management information systems and equipment to support the Company's internal growth.

         Amortization. In fiscal 1998, amortization increased to $2.9 million. This represented an increase of $515,000, or 22%, over fiscal 1997. This increase was attributable to amortization of goodwill arising from acquisitions in fiscal 1997, offset by the reduction in amortization as a result of the writedown of goodwill during the second quarter of fiscal 1998. See "-- Writedown of Goodwill."

         Interest, net. In fiscal 1998, interest, net, increased to $7.5 million. This represented an increase of $3.7 million, or 95%, over fiscal 1997. This increase was related to a full year of interest from indebtedness related to fiscal 1997 acquisitions with the remainder resulting from increased indebtedness under the Company's working capital credit facility.

         Merger and other nonrecurring. The Company incurred certain merger and nonrecurring expenses during fiscal 1998 and 1997.

         Fiscal 1998 merger and nonrecurring expenses included: (i) an aggregate pre-tax charge of $5.2 million recorded in connection with (a) the closure and consolidation of certain branch locations, including the accrual of estimated facility exit costs and future lease costs, the write-off of leasehold improvements, and other exit costs and, (b) estimated employee severance costs in connection with the related termination of employees, including certain former owners of businesses acquired; and (ii) the write-off of deferred acquisition costs aggregating $1.2 million associated with the termination of the Company's proposed acquisition of USHO. See "-- Restructuring Initiatives" and "-- Acquisitions."

         Fiscal 1997 merger and nonrecurring expenses included: (i) $1.6 million resulting from transaction fees, legal and accounting costs and other nonrecurring costs associated with a merger in November 1996; (ii) the write-off of $300,000 of deferred costs related to a canceled offering to sell shares of the Company's common stock through a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 1, 1996 and withdrawn on December 30, 1996; and (iii) a $1.1 million nonrecurring charge reflecting the Company's contractual obligations under employment agreements to make payments to certain former owners of acquired businesses, who are no longer involved in operations of the Company.

         Writedown of goodwill. During fiscal 1998, the Company recorded a writedown of goodwill previously recorded in connection with certain acquisitions. The Company determined the writedown of goodwill was required based upon the estimated impact of the announced reductions in Medicare oxygen reimbursement and the impact of the IPS on the Company's continuing operations. Based upon management's determination of the expected impact of these changes on the carrying value of goodwill, goodwill was written down by $23.5 million during fiscal 1998. This writedown was comprised of $9.0 million related to certain durable medical equipment and respiratory and infusion therapy companies and $14.5 million related to certain Medicare cost-reimbursed nursing agencies.

         The Company will continue to evaluate the continuing value of goodwill. There can be no assurance that the remaining balance of goodwill of $46.8 million at June 30, 1998 will not be reduced for possible impairments which may occur in the future as a result of changes in reimbursement or other issues. Additionally, reimbursement regulations have been issued related to reimbursement for certain mobile diagnostic services. These regulations could eliminate payment for mobile diagnostic services to the

Company. Goodwill associated with mobile diagnostic services acquisitions aggregated approximately $1.0 million at June 30, 1998.Mobile diagnostic services represent less than 3% of the Company's current net revenues.

         Loss before income taxes. Significant factors which affected the loss before income taxes for fiscal 1998 included a pre-tax operating loss from the Texas Medicare cost-reimbursed nursing agency of approximately ($1,384,000) as a result of implementation of the IPS in the Texas Region effective January 1, 1998 and pretax charges aggregating $28.7 million related to the nonrecurring writedown of goodwill and merger and other nonrecurring costs recorded during fiscal 1998. Although the restructuring plan is expected to reduce costs, there can be no assurance the Company will be able to achieve the expected cost savings or synergies from the closing or consolidation of offices and other restructuring efforts or will be able to reduce costs without negatively impacting operations.

         Provision (benefit) for income taxes. The Company recorded a tax benefit of 14.8% of pretax loss for fiscal 1998. The principal reason for the difference between the tax benefit and the federal and state statutory tax rates was a result of the writedown of goodwill during fiscal 1998. The writedown of goodwill included approximately $15.6 million of nondeductible goodwill recorded in connection with certain acquisitions, for which the Company receives no income tax benefit.

     Fiscal 1997 Compared with Fiscal 1996

         Net revenues. In fiscal 1997, net revenues increased to $150.2 million. This represented an increase of $54.4 million, or 57%, over fiscal 1996. Of this increase, $41.8 million, or 77%, was attributable to acquisitions completed since the beginning of the fourth quarter of fiscal 1996. The balance of the increase was due to internal growth of 16%, resulting from volume growth at existing branch locations. Net revenues from nursing and related patient services increased from $57.5 million in fiscal 1996 to $96.3 million in fiscal 1997, a 67% increase. Total Medicare nursing visits increased 101% to 873,000 visits in fiscal 1997. Total non-Medicare nursing hourly and visit volume increased 124% and 44%, respectively, to 980,000 hours and 173,000 visits, respectively, in fiscal 1997. Acquisitions, effective cross-selling of other services and increased referrals contributed to these volume increases. Respiratory therapy, infusion therapy and durable medical equipment net revenues increased $15.6 million, or 41%, to $53.9 million for fiscal 1997 from $38.3 million in fiscal 1996 as a result of acquisitions, increased referrals and effective cross-selling of these services and products to the Company's nursing patients.

         Patient care. In fiscal 1997, patient care costs increased to $71.8 million. This represented an increase of $25.6 million, or 55%, over fiscal 1996. This increase was principally related to the increases in net revenues. Patient care costs decreased slightly as a percentage of net revenues from 48.2% to 47.8% due to the increase in the portion of net revenues from higher-margin non-nursing services, principally due to acquisitions, and an increase in the percentage of corporate and regional overhead allocated to the Medicare cost-reimbursed nursing agencies.

         General and administrative. In fiscal 1997, general and administrative expenses increased to $54.3 million. This represented an increase of $18.2 million, or 50%, over fiscal 1996. This increase was principally related to increases in net revenues. General and administrative expenses decreased as a percentage of net revenues from 37.7% to 36.1% due to the Company's implementation of cost containment initiatives and because certain general and administrative expenses did not increase proportionately to increases in net revenues.

         Provision for doubtful accounts. In fiscal 1997, the provision for doubtful accounts increased to $8.4 million. Excluding the $3.0 million additional provision discussed below, the provision for doubtful accounts remained consistent as a percentage of net revenues at 3.6% in fiscal 1997 and 1996. During the fourth quarter of fiscal 1997, the Company recorded approximately $3.0 million in additional provision for doubtful accounts, which amount was in addition to amounts historically reported as a percentage of net revenues. This additional reserve primarily resulted from a slow down in payments during the fourth quarter from a number of the Company's larger managed care payors and increasing attempts by them to deny payments for products and services furnished to their subscribers. See "-- Liquidity and Capital Resources."

         Depreciation. In fiscal 1997, depreciation expense increased to $1.5 million. This represented an increase of $625,000, or 70%, over fiscal 1996. Of this increase, $581,000 was attributable to fixed assets acquired in connection with acquisitions with the remainder resulting from capital expenditures related to vehicles, management information systems and equipment in support of the Company's internal growth.

         Amortization. In fiscal 1997, amortization increased to $2.3 million. This represented an increase of $1.3 million, or 130%, over fiscal 1996, which was entirely attributable to amortization of goodwill arising from the acquisitions in fiscal 1997 and a full year of amortization of goodwill relating to the acquisitions in fiscal 1996.

         Interest, net. In fiscal 1997, interest, net, increased to $3.8 million. This represented an increase of $2.3 million, or 144%, over fiscal 1996. This increase was comprised principally of increases of $1.8 million from indebtedness under the Company's acquisition facility during fiscal 1997 and $449,000 from increased indebtedness under the Company's working capital credit facility to fund growth at the existing branch locations.

         Merger and other nonrecurring. See "-- Fiscal 1998 Compared with Fiscal 1997 - Merger and other nonrecurring" for discussion of fiscal 1997 merger and other nonrecurring items.

         Fiscal 1996 nonrecurring expenses included: (i) $605,000 pertaining to the write-off of deferred financing fees and the unamortized discount on a bridge financing note payable, (ii) interest expense of $186,000 and (iii) other costs of $122,000. These expenses were recorded during fiscal 1996 in connection with a fiscal 1996 acquisition and the Company's initial public offering.

         Provision for income taxes. The Company's effective tax rate increased slightly to 43.7% of pretax income for the fiscal year ended June 30, 1997 from 42.1% in the fiscal year ended June 30, 1996 due principally to an increase in nondeductible permanent items, principally goodwill, from 3% to 7% of pretax income, net of decreases in state income taxes to 3% from 5% of pretax income.

Quarterly Results

         The following table presents selected unaudited quarterly operating results for the Company for each of the four quarters in fiscal 1997 and 1998. The Company believes that the following information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. Historically, the Company has experienced and expects to continue to experience lower same-branch net revenues during the first fiscal quarter which ends on September 30 as compared with that of the immediately preceding quarter due to fewer referrals during the summer months. Net revenues and net income during fiscal 1998 were significantly impacted by the implementation, effective January 1, 1998, of the IPS for the Company's Texas Medicare cost-reimbursed nursing agency and the reduction in reimbursement for Medicare-reimbursed oxygen services. Quarterly results were also impacted by merger and nonrecurring items recorded during fiscal 1998 and 1997 aggregating $7.7 million and $6.0 million, respectively, including nonrecurring provisions for doubtful accounts in both periods. Additionally, the Company recorded a writedown of goodwill of $23.5 million during the second quarter of fiscal 1998. See "-- Results of Operations- Fiscal 1998 Compared with Fiscal 1997 - Provision for doubtful accounts," "--Merger and other nonrecurring" and "-- Writedown of goodwill." Although the Company's net revenues tend to be affected by seasonality, quarterly revenues and profitability may also be affected by other factors, including internal growth. Results of operations for any period are not necessarily indicative of results of operations for the full fiscal year or predictive of future periods operations for the full fiscal year or predictive of future periods. See "--Internal Growth."

                                                                  Three Months Ended
                             ----------------------------------------------------------------------------------------------
                               Sep-96     Dec-96      Mar-97      Jun-97      Sep-97       Dec-97      Mar-98     Jun-98
                             ----------- ---------- ----------- ----------- ------------ ------------ ---------- ----------
                                                     (in thousands, except per share information)
Statement of income data:
Net revenues                    $27,118    $32,967     $42,267     $47,880      $47,046     $45,742     $42,367    $39,180
Income (loss) before
  income taxes                    2,217      1,121       2,527       (864)        3,144     (27,813)      (979)    (3,516)
Net income (loss)                $1,354       $689      $1,567      $(796)       $2,028    $(23,856)     $(644)   $(2,377)
                             =========== ========== =========== =========== ============ ============ ========== ==========
Net income (loss) per
  common share                    $0.16     $0.08        $0.18     $(0.09)        $0.22      $(2.60)    $(0.07)    $(0.24)
                             =========== ========== =========== =========== ============ ============ ========== ==========

Liquidity and Capital Resources

         Consistent with its growth strategy, the Company has expanded its operations over the past three years through a combination of internal growth and acquisitions. This growth has been principally financed through borrowings under the Company's senior credit facility, installment notes and stock issued to sellers in connection with acquisitions and through the Company's initial public offering.

         Working capital increased to $48.4 million at June 30, 1998 from $43.2 million at June 30, 1997, an increase of $5.2 million. The increase primarily resulted from an increase in current assets of $6.0 million offset by an increase in current liabilities of $800,000. The increase in current assets was comprised principally of an increase in accounts receivable of $2.5 million and an increase in prepaids and other current assets of $3.3 million. The increase in current liabilities was comprised principally of the change in the current portion of restructuring and other nonrecurring liabilities of $2.9 million at June 30, 1998, offset by a decrease of $2.1 million in the current portion of long-term debt.

         The increase in accounts receivable caused an increase in days net revenues outstanding from 104 at June 30, 1997 to 132 for June 30, 1998, using a three-month rolling average calculation. The increase in days net revenues outstanding resulted from a decrease in net revenues of $8.7 million from the three months ended June 30, 1997 to the three months ended June 30, 1998, as well as the increase of $2.5 million in net accounts receivable from June 30, 1997 to June 30, 1998. The decrease in net revenues resulted from various factors. See "-- Net Revenues" and "-- Internal Growth." The increase in accounts receivable was principally due to internal growth and certain managed care payors continuing to subject the Company to increasingly protracted payment terms and increasing attempts by these and other non-governmental payors to deny payments for products and services furnished to their subscribers. The increase in the length of time required to collect receivables owed by managed care and other non-governmental payors is an industry-wide issue. A continuation of the lengthening of the amount of time required to collect accounts receivables from managed care organizations or other payors or the Company's inability to decrease days net revenues outstanding could have a material adverse effect on the Company's financial condition or results of operations. There can be no assurance that the Company's days net revenues outstanding will not continue to increase if these payors continue to follow protracted payment terms in reimbursing the Company for its services. See "Business -- Payor Mix" and "Risks Factors -- Risks Related to Collection of Accounts Receivable."

         While the Company completed fourteen acquisitions between fiscal 1996 and 1997, no acquisitions were completed during fiscal 1998. Cash expenditures for acquisitions were $37.5 million for fiscal 1997. The Company is required to make certain payments to former owners of businesses acquired in prior periods, as part of the consideration paid for the acquisitions. During fiscal 1998, the Company paid $1.8 million in additional consideration for certain acquisitions completed in prior periods. Amounts to be paid in cash during fiscal 1999 as additional consideration for non-Medicare nursing and related patient services and infusion therapy services companies acquired during prior periods approximate $2.1 million. Amounts aggregating $2.1 million may also be paid in the form of the Company's common stock to certain former owners through fiscal 2000 in connection with earnouts related to businesses acquired by the Company. During fiscal 1998 the Company issued 579,901 additional shares in connection with an acquisition completed in fiscal 1997. The Company is currently restricted by its senior credit facility from engaging in acquisitions. As a result of the changing reimbursement environment and certain capital constraints, the Company has slowed its growth through acquisition. See
"-- Acquisitions" and "Business - Strategy."

         The former owners of a business acquired by the Company in fiscal 1997 commenced litigation against the Company during the fourth quarter of fiscal 1998 for nonperformance under certain provisions of the acquisition documents. The Company intends to vigorously defend against these claims, and has filed a motion to dismiss or alternatively to transfer the action, which is presently pending with the court. See "Business -- Legal Proceedings."

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with the acquisitions, payment of which is prohibited by the Company's senior credit facility. See Note 5 to the Consolidated Financial Statements.

         Goodwill was $46.8 million at June 30, 1998, after a $23.5 million writedown recorded during fiscal 1998. The Company will continue to evaluate the continuing value of goodwill. There can be no assurance that the remaining balance of goodwill at June 30, 1998 will not be reduced for possible impairments which may occur in the future as a result of changes in reimbursement or other issues. Additionally, reimbursement regulations have been issued related to reimbursement for certain mobile diagnostic services. These regulations could eliminate payment for mobile diagnostic services to the Company. Goodwill associated with mobile diagnostic services acquisitions aggregates approximately $1.0 million at June 30, 1998. Mobile diagnostic services represent less than 3% of the Company's current net revenues.

         Expenditures for purchases of capital equipment were $5.0 million and $5.2 million for fiscal 1998 and 1997, respectively, including $2.2 million and $1.4 million of purchases in fiscal 1998 and fiscal 1997, respectively, funded through capital leases. The Company has budgeted its capital equipment needs at between $5.0 to $6.0 million during fiscal 1999, which includes continuing investments in equipment held for rental and management information systems.

         On September 23, 1998, the Company and its lenders amended the Company's senior credit facility (the "Credit Facility"). The Credit Facility, as amended, limits the maximum amount of borrowings under the Credit Facility to $83.4 million, provides for temporary borrowings under the Credit Facility of up to $1.4 million through December 31, 1998 for payroll and related costs, prohibits the Company from making certain subordinated payments to former owners of acquired businesses and restricts the Company's ability to engage in acquisitions. The Credit Facility further limits, under certain circumstances, the Company's ability to incur additional indebtedness, sell material assets, prohibits payment of dividends and also requires the Company to meet or exceed certain coverage, leverage and indebtedness ratios. The amendment to the Credit Facility on September 23, 1998 waived the Company's compliance with certain covenant requirements as of June 30, 1998 and amended certain covenant requirements for future periods. Other amendments to the Credit Facility during February and May 1998 waived and/or amended certain covenant requirements as of December 31, 1997 and March 31, 1998, respectively. On September 23, 1998, the Company had $83.4 million outstanding under the Credit Facility bearing interest at a weighted average interest rate of 8.8%, and also, $3.4 million of cash on hand. Indebtedness under the Credit Facility is collateralized by substantially all of the assets of the Company, subject to certain permitted liens and exceptions. See Note 5 to the Consolidated Financial Statements.

         The Company believes cash on hand, cash flows generated from operations and the Company's ability to finance certain capital expenditures through leasing arrangements should be adequate to enable the Company to fund its operations. The Company's future capital requirements will depend upon many factors, including the performance of the Company's business, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. However, there can be no assurance that the Company's internally generated funds and funds from any financings will prove to be sufficient to fund the Company's operations. In the event that the Company's cash on hand, internally generated funds and funds from any financings prove to be insufficient to fund the Company's operations, then the Company may be required to adjust its cost structure, delay or abandon its development and expansion plans, and/or seek additional funds.

Impact of Inflation

         A substantial portion of the Company's net revenues is subject to reimbursement rates which are regulated by the federal and state governments or through contractual arrangements and do not automatically adjust for inflation. These reimbursement rates are adjusted periodically based upon certain factors, including legislation and executive and congressional budget reduction and control processes, inflation and costs incurred in rendering the services, but in the past have had little relationship to the actual cost of doing business. Additionally, the Company continues to experience pricing pressure from Medicare, managed care and other payors. As a result, to the extent that inflation occurs in the future, the Company will unlikely be able to pass on all of the increased costs associated with providing home health services to customers insured by government, managed care or other payors.

New Accounting Pronouncements

         See the Company's Consolidated Financial Statements for information relating to the impact on the Company of new accounting pronouncements.

                                   BUSINESS

The Company

         The Company is a leading provider of comprehensive home health care services and products. The Company provides nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The Company operates 44 branch locations in Florida, Pennsylvania, Delaware, New Jersey, Maryland, Massachusetts, New Hampshire, Texas and Illinois. The Company generated $174.3 million in net revenues in fiscal 1998.

         The Company's business is impacted by extensive political, economic and regulatory influences, which continue to subject the health care industry in the United States to fundamental change. The Balanced Budget Act of 1997 (the "Budget Act") was enacted during fiscal 1998. This new law caused significant changes to the Medicare system of reimbursement including the implementation of an interim payment system (the "IPS") for the Company's Medicare cost-reimbursed nursing agencies and reductions in Medicare oxygen services reimbursement rates. These changes have had and are expected to continue to have a significant impact on the Company's current and future operations. Additional changes could result from recent legislation introduced into the U.S. Congress. The uncertainty of the outcome of additional legislative and regulatory issues facing the home health care industry have had a significant impact on this industry. See Business -- Industry Overview", "-- Payor Mix" and "-- Government Regulation."

         The Company implemented a restructuring plan during fiscal 1998 in response to the changes in the Medicare system of reimbursement. This plan included cost reduction and office consolidation initiatives and an assessment of the continuing value of goodwill under the changing reimbursement environment. This plan resulted in the Company recording pre-tax accounting charges aggregating $28.7 million during fiscal 1998 which were comprised of a writedown of goodwill of $23.5 million and restructuring costs of $5.2 million. Although the restructuring plan is expected to reduce costs, there can be no assurance that the Company will be able to achieve the expected cost savings or synergies from the closing or consolidation of offices and other restructuring efforts or will be able to reduce costs without negatively impacting operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Industry Overview

         The importance of home health care is increasing as a result of significant economic pressures within the health care industry. Total expenditures within the health care industry, which have increased at twice the rate of inflation in recent years, were approximately $1.1 trillion in 1995. The ongoing pressure to contain health care costs, while maintaining high quality care, is accelerating the growth of alternate site care, such as home health care, that reduces hospital admissions and lengths of hospital stays. Home health care, one of the fastest growing segments of the health care industry, had total expenditures in 1995 of approximately $36.1 billion, including $22.0 billion for nursing and related patient services, $5.8 billion for infusion therapy services, $5.0 billion for respiratory therapy services, and $1.9 billion for durable medical equipment.

         The growth in home health care is also due to increased acceptance of home health care by payors, patients and the medical community, including physicians, hospitals and other providers. Home health care often results in lower costs, which is increasingly important under managed care. In addition, home health care has grown rapidly as a result of (i) advances in medical technology, which have facilitated the delivery of services in alternate sites,
(ii) demographic trends, such as an aging population, and (iii) a strong preference among patients to receive health care in their homes.

         The home health care industry has been highly fragmented and characterized by local providers that typically do not offer a comprehensive range of cost-effective services and products. These local providers often do not have the capital necessary to expand their operations or the range of services and products offered, which limits their ability to compete for managed care contracts and other referrals and to realize efficiencies in their operations. As managed care has become more prevalent, payors increasingly are seeking home health care providers that offer a "one-stop-shop" of cost-effective, comprehensive services in each market served, which further inhibits the ability of local providers to compete effectively. Additionally, the implementation of the IPS and other provisions of the Budget Act are resulting in a number of Medicare cost-reimbursed nursing agencies and other home care providers closing or consolidating with other larger providers. As a result of these economic and competitive pressures, the home health care industry is continuing to undergo consolidation, a trend the Company expects to continue.

Strategy

          The Company's growth objective is to enhance its position as one of the leading providers of quality, cost-effective, comprehensive home health care services and products by continuing to pursue the following strategy:

          Offer Payors a Comprehensive Range of Services and Products. The Company offers managed care organizations and other payors access to cost-effective, comprehensive home health care services and products provided directly by the Company's employees, without having to coordinate with other providers. If an acquired business does not provide all of the services and products generally offered by the Company, those services and products are generally introduced over time. The Company believes that offering comprehensive home health care services and products provides payors with an efficient "one-stop-shop" that enhances referrals, particularly from managed care organizations.

         Cross-Sell Services and Products. The Company cross-sells its services and products through its Coordinated Care Centers and home-based patient evaluations conducted by the Company's nurses. The Company's two Coordinated Care Centers, located in the Company's Northern and Southern Regions, serve as focal points for managed care organizations, hospitals, physicians, discharge planners and other health care providers to efficiently arrange for Company services and products. The Company's nurses are trained to identify, at the time of the nurse evaluation in the patient's home, any additional need for Company services and products.


         Develop Managed Care and Other Referral Sources. Managed care and other non-governmental payors, which are an increasingly significant source of referrals for home health care services, accounted for 39.2% of the Company's net revenues in fiscal 1998. All of the Company's 44 branch locations are accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). The Company believes JCAHO accreditation enhances its ability to obtain contracts with certain managed care organizations. The Company is also targeting referrals from managed care organizations by offering disease management programs for the treatment of asthma, diabetes, and other chronic illnesses, as well as outcome and utilization reports. The Company expects that managed care contracts will generate an increasing number of referrals as the penetration of managed care accelerates in its markets. The Company believes that it has the local relationships, the knowledge of the regional markets in which it operates, and the cost-effective, comprehensive services and products required to compete effectively for managed care contracts and other referrals.

         Expand Through Acquisitions in Existing and New Markets. Generally, the Company has followed an acquisition strategy of seeking to acquire home health care businesses in existing and new markets. Between fiscal 1996 and fiscal 1997 the Company completed fourteen acquisitions in both existing and new markets. The Company's acquisition strategy in existing markets generally has been to target companies which broaden the Company's geographic coverage and which complement and expand the Company's services and products. In entering new markets, the Company's strategy has been to generally acquire a home nursing company (primarily Medicare-based) and add additional services and products through internal growth and subsequent acquisitions in order to offer a full range of home health care services and products to patients, physicians and payors. The Company believes that its acquisition of companies which provides primarily nursing services at the time of acquisition have enhanced the Company's net revenues as related services and products were introduced by the Company into the new markets through additional acquisitions. As a result of the uncertainty of the outcome of legislative and regulatory changes in the system of Medicare reimbursement and restrictions under the Company's senior credit facility, the Company has slowed its growth through acquisitions. The Company completed no acquisitions in fiscal 1998. The Company believes it will be positioned to execute its acquisition strategy once Medicare reimbursement regulation uncertainties and the Company's capital constraint issues are resolved. However, the Company's acquisition strategy may change as a result of the ongoing legislative and regulatory changes in the industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management believes that as a result of Medicare legislative and regulatory changes and managed care and other competitive pressures, the home health care industry will continue to consolidate. See "-- Industry Overview."

Services

         The Company derives substantially all of its net revenues through the provision of nursing and related patient services, respiratory therapy, infusion therapy and durable medical equipment. The following table shows the percentage of net revenues represented by each of the Company's services and products for the periods presented:


                                                                        Fiscal year ended June 30,
                                                                 ------------------------------------------
                                                                    1996           1997           1998
                                                                 ------------   ------------   ------------
          Nursing and related patient services:
           Medicare                                                     37.4  %        41.9  %        41.2  %
           Non-Medicare                                                 22.6           22.2           25.1
                                                                 ------------   ------------   ------------
                                                                        60.0           64.1           66.3
          Respiratory therapy                                           17.8           18.1           15.2
          Infusion therapy                                              14.0            8.4            7.0
          Durable medical equipment                                      8.2            9.4           11.5
                                                                 ------------   ------------   ------------
                      Total                                            100.0  %       100.0  %       100.0  %
                                                                 ============   ============   ============

         Nursing and Related Patient Services. The Company offers a broad range of nursing and related patient services, including:

                      Registered nurses who provide a broad range of nursing
               care, including pain management, respiratory therapy, infusion therapy, skilled observation and assessment and teaching procedures.

                      Licensed practical nurses who perform technical nursing
               procedures, such as injections and dressing changes.

                      Physical therapists who help patients restore strength and range of joint motion.

                      Occupational therapists who help patients
               regain their ability to perform the activities of daily living, such as feeding, dressing, hygiene and social activities.

                      Speech therapists who retrain patients to overcome speech, swallowing, language or hearing impediments.

                      Social workers who help patients and their families deal
               with financial, personal and social concerns that arise from health problems.

                      Home health aides who provide personal care, such as
               bathing or assistance with walking.

                      Homemakers/companions who assist with meal preparation and housekeeping.

         Respiratory Therapy Services. The Company provides respiratory therapy services to patients who suffer from a variety of conditions, including asthma, chronic obstructive pulmonary diseases (e.g., emphysema, bronchitis), cystic fibrosis and neurologically related respiratory conditions. The Company offers the following respiratory therapy services together with training by, and assistance from, licensed personnel:

                      Oxygen systems of which there are three types: (i) oxygen
               concentrators, which are stationary units that extract oxygen from ordinary air to provide a continuous flow of oxygen, (ii) liquid oxygen systems, which are portable, thermally insulated containers of liquid oxygen and (iii) high pressure oxygen cylinders, which are used for portability with oxygen concentrators.

                      Nebulizers which deliver aerosol medication to patients to treat asthma, chronic obstructive pulmonary diseases, cystic fibrosis and neurologically related respiratory problems.

                      Home ventilators which sustain a patient's respiratory
               function mechanically when a patient can no longer breathe normally.

                      Continuous positive airway pressure therapy which forces
               air through respiratory passage-ways during sleep to prevent sleep apnea.

                      Apnea monitors which monitor and warn parents of apnea
               episodes in newborn infants as a preventive measure against sudden infant death syndrome.

                      Sleep studies which are used to detect sleep disorders and the magnitude of such disorders.

         Infusion Therapy Services. The Company provides the following infusion therapy services together with training by, and assistance from, licensed personnel:

                      Enteral nutrition which is the infusion of nutrients
               through a feeding tube inserted directly into the functioning portion of a patient's digestive tract. This long-term therapy is often prescribed for patients who are unable to eat or drink normally.

                      Antibiotic therapy which is the infusion of antibiotic
               medications into a patient's bloodstream typically to treat a variety of serious infections and diseases.

                      Total parenteral nutrition which is the long-term
               provision of nutrients through surgically implanted central vein catheters or through peripherally inserted central catheters, for patients who cannot absorb adequate nutrients enterally due to chronic gastrointestinal conditions.

                      Pain management which involves the infusion of certain
               drugs into the bloodstream of patients suffering from acute or chronic pain.

                      Chemotherapy which is the infusion of drugs into a
               patient's bloodstream to treat various forms of cancer.

                      Other therapies including new delivery technologies and
               medications to address a broad range of patient conditions, such as the side effects associated with transplants, HIV/AIDS and cancer.

         The Company currently operates pharmacies in Folcroft and Dupont, Pennsylvania; Largo and Pompano Beach, Florida; Chicago, Illinois and Dallas, Texas to serve substantially all of its home infusion patients in its regions and employs licensed pharmacists and registered nurses who have specialized skills in home infusion therapy.

         Durable Medical Equipment. The Company provides durable medical equipment to serve the needs of its patients, including hospital beds, wheelchairs, ambulatory aids, bathroom aids, patient lifts and rehabilitation equipment.

Organization

         During fiscal 1998, the Company reorganized from five operating regions to two in connection with its restructuring and cost reduction initiatives announced in February and March 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Form 10-Q/A dated March 31, 1998. As a result, the Company's operations are now organized into a Northern and Southern region. The Northern Region is comprised of the Company's New England, Northeast Pennsylvania and Mid-Atlantic operating locations. The Southern Region is comprised of the Company's Florida and Texas operating locations. Each operating location has an Area Vice President who reports to the Company's Chief Executive Officer and is responsible for managing the operations of his respective operating location. Regional support staff are generally organized by either nursing and related patient services or other services or products. The Northern and Southern Regions have Coordinated Care Centers located in Broomall, Pennsylvania and Largo, Florida, respectively, to coordinate the delivery of the Company's services and products to patients referred by managed care organizations, hospitals, physicians, discharge planners and other health care providers. Management functions, such as professional services oversight, finance, sales training and support, product development, policy and procedure development, and management information systems are centralized at the corporate headquarters. As the Company finalizes implementation of its restructuring plan the organization of it operations is subject to change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Coordinated Care Centers

         The Company's Coordinated Care Centers serve as focal points for managed care organizations, hospitals, physicians, discharge planners and other health care providers to arrange for Company services by a Company home care coordinator. The home care coordinator facilitates the delivery of the comprehensive range of services and products to patients referred to the Company. After reviewing the referral, the Company's home care coordinator reviews the patients' medical history, confirms insurance coverage and arranges for physician-prescribed home health care services and products to be delivered to the patient.

Management Information Systems

         The Company maintains several management information systems to support
(i) billing operations for the Company's services and products, including an integrated clinical database, (ii) accounting and financial operations, and
(iii) data transfer among the Company's branch locations, regional Coordinated Care Centers, regional offices, and corporate headquarters. Capital expenditures for management information systems are for maintaining and upgrading existing operations, enhancing the Company's ability to track clinical data, including outcomes measurement data, and improving data transfer.

         The impact of Year 2000 computer problems on the Medicare and Medicaid programs, other federal or state health care programs and other third party payors could affect prompt reimbursement to the Company in the future unless and until such potential problems are corrected. The Company's major management information system software programs are vendor-supplied and are scheduled by the vendors to be Year 2000 compliant by December 31, 1999. The Company expects to be Year 2000 compliant by December 31, 1999 and does not expect to incur significant costs in attaining compliance. However, there can be no assurance the Company has adequately assessed or identified all aspects of its business which may be impacted by Year 2000 issues, which may arise after December 31, 1999. Additionally, there can be no assurance that vendors who supply the Company's major management information system software will adequately address and correct any and all Year 2000 issues prior to January 1, 2000. As a result of the foregoing, there can be no assurance that Year 2000 computer problems which may impact the Company or its payors will not have a material adverse effect on the Company's financial condition or results of operations.

Sales and Marketing

         The Company's marketing department provides planning and development, market research, public and community relations support and educational program development for all of the Company's branch locations. As of August 31, 1998, the Company employed approximately 48 sales representatives whose primary responsibilities are to generate referrals from managed care organizations, hospitals, physicians, discharge planners and other health care professionals.

         The Company focuses its marketing efforts and sales resources on referral sources. The Company generates referrals from managed care organizations, hospitals, physicians, discharge planners and other health care professionals. The Company offers its referral sources a comprehensive range of products and services delivered in a coordinated manner, disease management programs for the treatment of asthma, diabetes and other chronic illnesses, continuing education seminars, as well as outcome and utilization reports. The Company has contracts with numerous managed care organizations, including organizations affiliated with Humana Health Care Plans, Inc., Aetna/U.S. Healthcare, Inc., Independence Blue Cross, Keystone Health Plans East and Prudential Health Care Plan, Inc.

         During fiscal 1998 the Company terminated relationships with certain managed care organizations and is in the process of reviewing its managed care contracts. As a result, the Company's relationships with its managed care referral sources may continue to change. There can be no assurance the Company will be able to successfully maintain existing referral sources or develop and maintain new referral sources. The loss of any significant referral sources or the failure to develop any new referral sources could have a material adverse effect on the Company's financial condition or results of operations. See "-- Payor Mix" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Internal Growth," and "-- Liquidity and Capital Resources."

         The Vice President of Business Development is responsible for (i) national managed care contract development, (ii) network management, and (iii) contract management services. As a result of the changing home care industry and the significant growth of managed care, the Company has determined there is a growing need for the provision of management services and the need to form strategic alliances with managed care organizations, hospitals, nursing homes, physician groups and subacute facilities. However, there can be no assurance the Company will be able to successfully develop or maintain existing relationships.

Competition

         The home health care industry is highly competitive and includes national, regional and local providers. The Company competes with a large number of companies in all areas in which its branches are located. The Company's competitors include major national and regional companies, hospital-based programs, numerous local providers and nursing agencies. Some current and potential competitors have or may obtain significantly greater financial and marketing resources than the Company. Other companies, including managed care organizations, hospitals, physicians, discharge planners and other health care providers that currently are not serving the home health care market, may become competitors. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially adversely affect its financial condition or results of operations. The Company believes that the principal competitive factors in the industry are quality of care, including responsiveness of services and quality of professional personnel; breadth of services offered; geographic coverage; cost of services and general reputation with patients, payors and the medical community, including physicians, hospitals and other health care providers.

Payor Mix

         The Company derives substantially all of its net revenues from Medicare, Medicaid and private payors, which include managed care organizations, including health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"), traditional indemnity insurers and third party administrators ("TPAs"). While Medicare is expected to continue to represent a significant component of net revenues, the Company anticipates net revenues from managed care organizations will continue to increase. The following table outlines the payor mix for the Company's net revenues for the periods presented:


                                                               Fiscal year ended June 30,
                                                        -----------------------------------------
                                                           1996           1997           1998
                                                        ------------   ------------   -----------
                 Medicare                                      50.3  %        55.5  %       51.9   %
                 Medicaid                                      11.9            5.8           8.9
                 Managed care and other                        37.8           38.7          39.2
                                                        ------------   ------------   -----------
                            Total                             100.0  %       100.0  %      100.0   %
                                                        ============   ============   ===========

         Medicare Programs. A majority of the Company's business is, and is expected to continue to be, reimbursed by Medicare and Medicaid. Medicare is a federally funded health program which provides health insurance coverage for certain disabled persons and persons age 65 or older. The Medicare program provides for, under both Medicare Part A and Medicare Part B, certain home health services furnished by a home health agency under a plan established and reviewed by a physician, including part-time or intermittent skilled nursing care; physical, occupational, or speech therapy; medical social services under the direction of a physician; part-time or intermittent services of a home health aide; medical supplies (but not drugs or biologicals except for osteoporosis drugs) and durable medical equipment. Prior to changes in Medicare reimbursement resulting from the Budget Act, Medicare Part A (principally nursing and related patient services) reimbursed the Company on a "cost basis" based on the lower of the Company's allowable cost, as defined by Medicare regulations, not to exceed annual cost limits or the Company's actual charges. Allowable cost is the actual cost directly related to providing home health care services, plus an overhead allocation. Cost reports evidencing the fiscal year allowable costs, visit data, charges and other financial information are filed annually and are subject to audit. Medicare Part B (principally respiratory and infusion services and durable medical equipment) is paid on a fixed fee-for-service basis similar to other third-party payors, such as managed care organizations.

         The Budget Act, enacted by the U.S. Congress ("Congress") in August 1997, requires the Health Care Financing Administration ("HCFA"), the department of the U.S. Department of Health and Human Services responsible for the rules governing Medicare and Medicaid, to initiate the implementation of a prospective payment system (the "PPS") under both Medicare Part A and Medicare Part B for home health agencies by October 1, 1999, with up to a four-year phase-in period. This implementation deadline may be postponed due to Year 2000 issues HCFA must address. The Company believes that reimbursement under a PPS system would consist of either an established fee for a specific clinical diagnosis or a fixed per diem amount for providing service. Implementation of a PPS system for hospitals in 1984 generally resulted in lower reimbursement per patient admission. However, the reimbursement mechanism was designed to reward providers with costs below a specific cost per diagnosis per admission. Similarly, to the extent the Company's Medicare cost-reimbursed nursing agencies' costs to provide services are below reimbursement rates established under the PPS, the Company would expect to benefit by being reimbursed amounts in excess of their costs. However, the impact of the PPS on the Company's results of operations cannot be predicted with any level of certainty as it would depend largely upon the rates established under the PPS and the Company's cost structure at that time.

         Prospective rates determined by HCFA are expected to reflect a 15% reduction in cost limits and per-patient limits in place as of September 30, 1999. For fiscal years 2001 and beyond, the standard payment amount will be adjusted by the home health market index established by HCFA. In the event the implementation deadline is not met, the reduction will be applied to the reimbursement system then in place. The impact of the implementation of the PPS on the Company's results of operations cannot be predicted with any certainty at this time and would depend, to a large extent, on the reimbursement rates for home health services established under PPS and the Company's ability to deliver its services at a cost below the PPS rates. There can be no assurances that such reimbursement rates would cover the costs incurred by the Company to provide home health services.

         For cost reporting periods beginning on or after October 1, 1997 and until the PPS becomes effective, the Budget Act established the IPS that provides for the lowering of reimbursement limits for home health visits. Cost limit increases for fiscal 1995 and 1996 were eliminated in determining the IPS reimbursement limits. In addition, for cost reporting periods beginning on or after October 1, 1997, home health agencies cost limits are determined as the lesser of (i) their charges, (ii) their actual costs, (iii) cost limits based on 105% of median costs of freestanding home health agencies, or (iv) an agency-specific per-patient cost limit, based on 98% of 1994 costs adjusted for inflation and agency-specific and regional cost differences (a "blended rate," or patient aggregate allowance). The new cost limits apply to the Company for the cost reporting period beginning July 1, 1998, except for the Company's Medicare cost-reimbursed nursing agency located in Texas, for which the new cost limits applied for the cost reporting period which began January 1, 1998.

         The implementation of the IPS had a significant impact on reimbursements received by the Company's Texas Medicare cost-reimbursed nursing agency during fiscal 1998 and is expected to have a significant impact on reimbursements in fiscal 1999 to be received by all of the Company's Medicare cost-reimbursed nursing agencies. In an effort to reduce operating costs and respond to the reductions in Medicare reimbursement, the Company implemented a restructuring plan during fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Recent legislation introduced in the U.S. Congress ("Congress"), if enacted, could result in improvements in IPS reimbursement or a moratorium on IPS until PPS is implemented. The Company cannot predict the effect that any legislation, if enacted, would have on the Company's results of operations.

         For cost reporting periods beginning after October 1, 1997, the Budget Act also requires home health agencies to submit claims for payment for home health services only on the basis of the geographic location at which the service was furnished. HCFA has publicly expressed concern that some home health agencies are billing for services from administrative offices in locations with higher per-visit cost limitations than the cost limitations in effect in the geographic location of the home health agency furnishing the service. The Company does not expect this provision of the Budget Act to have a material impact on the Company's financial condition or results of operations.

         The Budget Act also provided for a 25% reduction in home oxygen reimbursement from Medicare effective January 1, 1998 and a further reduction of 5% effective January 1, 1999. Compounding these reductions was a freeze on consumer price index updates for the next five years. Approximately 5.8% of the Company's current net revenues are derived from reimbursement of oxygen services. The reduction in oxygen reimbursement during fiscal 1998 had an impact on internal growth in the Company's net revenues. The additional reduction to be effective January 1, 1999 is also expected to impact internal growth in net revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Internal Growth."

         Various other provisions of the Budget Act may also have an impact on the Company's business and results of operations. The impact of these reimbursement changes could have a material adverse effect on the Company's financial condition or results of operations. In addition to the impact on health care reimbursement resulting from the Budget Act, other changes have been announced in a federal policy that may adversely impact the Company's operations. See "Risk Factors -- Medicare Reimbursement."

         Medicaid Programs. Medicaid is a health insurance program, jointly funded by the federal and state governments, which provides health insurance coverage for certain financially or medically needy persons regardless of age. Medicaid benefits supplement Medicare benefits for financially needy persons age 65 or older.

         In the states in which the Company operates, Medicaid provides reimbursement for certain home health care services for eligible recipients primarily on a fee-for-service basis. Services provided by the Company to Medicaid-eligible recipients, primarily to pediatric patients, are under a special program established by Medicaid for specific types of patients. Reimbursement rates for such services generally are higher than otherwise allowed under the Medicaid programs.

         Reimbursement Payments. Of the Company's eleven Medicare cost-reimbursed nursing agencies, eight currently receive periodic interim payments ("PIPs") from Medicare for services provided. PIPs are bi-weekly payments, the amounts of which are reviewed quarterly to reflect increases or decreases in the volume of home health services actually provided. Because PIPs are paid bi-weekly, the arrangement has a substantially more favorable effect on the Company's cash flow than other payment arrangements. The Medicare program is scheduled to discontinue PIPs for home health services concurrent with the implementation of the PPS. This change could result in a material adverse effect on the Company's cash flow. The Company's remaining Medicare cost-reimbursed nursing agencies are currently reimbursed on a claims-processed basis. Generally the Company is paid for these claims within two to six weeks after submission to the intermediary at rates that reflect the Company's historical costs.

         Reimbursement from Medicare and Medicaid for certain services is subject to audit and retroactive adjustment. Retroactive adjustments made to prior-year cost reports could have a material adverse effect on the Company's financial condition or results of operations. In addition, the home health care industry is generally characterized by long collection cycles for accounts receivable due to the complex and time consuming requirements for obtaining reimbursement from private and governmental third party payors. At June 30, 1998, approximately 39.2% of the Company's net revenues were derived from managed care and other non-governmental payors. The Company is continuing to experience an industry-wide increase in the length of time required to collect receivables owed by managed care and other payors. A continuation of the lengthening of the amount of time required to collect accounts receivable from managed care organizations or other payors could have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."

         Pricing Pressures. Medicare, Medicaid and other payors, including managed care organizations and traditional indemnity insurers, are attempting to control and limit increases in health care costs and, in some cases, are decreasing reimbursement rates. While the Company's net revenues from managed care and other non-governmental payors have increased and are expected to continue to increase, payments per visit from managed care organizations typically have been lower than cost-based reimbursement from Medicare and reimbursement from other payors for nursing and related patient services, resulting in reduced profitability on such services. Other payor and employer groups, including Medicare, are exerting pricing pressure on home health care providers, resulting in reduced profitability. Such pricing pressures could have a material adverse effect on the Company's financial condition or results of operations. See "-- Medicare Programs."

Medicare Case Mix Study

         During fiscal 1997, the Company was selected to participate in a study of Medicare cost-reimbursed nursing agencies (the "Medicare Case Mix Project") being conducted by HCFA. The Medicare Case Mix Project is a result of HCFA's commitment to implement the PPS for Medicare cost-reimbursed nursing agencies by October 1999. See "Payor Mix - Medicare Program." The study, which commenced August 1997, will include an eighteen month data collection period concluding on March 31, 1999, and is expected to determine the extent to which measurable characteristics of the home health patient, combined with other factors, can be utilized to predict resource use in Medicare home nursing visits. The Company is among 90 Medicare cost-reimbursed nursing agencies selected for the study, primarily as a result of the Company's utilization data being below the national averages of comparable home health agencies.

Market Sensitive Instruments

         The Company uses derivative financial instruments to reduce certain types of financial risk. Interest rate swaps are used to hedge interest rate risk. Interest rate swaps involve a risk of additional interest expense in the event that the prevailing LIBOR rate decreases from the Company's fixed interest rate on the swap. Hedging strategies have been reviewed and approved by management before being implemented.

         The status of the Company's derivative financial instruments as of June 30, 1998 is discussed in paragraph 4 of Note 5 to the Consolidated Financial Statements. A decrease in the three-month prevailing LIBOR rate of 5% to 10% in connection with the Company's interest rate swap agreement would not have a material adverse effect on the Company's results of operations, cash flows or financial position.

Government Regulation

         Recent Regulatory Developments. The Company's business is subject to extensive federal, state and local regulation. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and will continue to propose and adopt legislation effecting fundamental changes in the health care delivery system. Changes in the applicable laws or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid expenditures are expected to continue in the future. While the Budget Act has significantly impacted the home health care industry, additional changes may also occur in the future. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the future operations of the Company. The level of net revenues and profitability of the Company, like those of other health care providers, will also be affected by the continuing efforts of other payors to contain or reduce the costs of health care by lowering reimbursement rates, slowing payment for services provided, increasing case management review of services and negotiating reduced contract pricing and capitation arrangements. See "-- Payor Mix."

         Certificates of Need, Permits and Licensure. The federal government and all states regulate various aspects of the home health care industry. Such laws include state laws which may impose certificate of need and licensure requirements on home health care agencies, laws covering the dispensing of drugs and the operation of pharmacies, as well as laws governing participation in the Medicare and Medicaid programs. Federal laws may also require registration with the Drug Enforcement Administration of the United States Department of Justice and the satisfaction of certain requirements concerning security, record keeping, inventory controls, prescription order forms and labeling. The Company's home health agencies and pharmacies are currently licensed where required by the applicable federal, state and local laws. In addition, certain health care practitioners employed by the Company require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The Company has obtained all of the necessary certificates of need, licenses, permits and certification to operate its business from those states in which it operates. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could materially adversely affect the Company's financial condition or results of operations. Moreover, there can be no assurance that the Company will be able to obtain any certificates of need, licenses, permits, and/or other certification which may be required in the future if the Company expands its operations or laws change to impose additional requirements or interpretations of existing regulations change. Moreover, any attempt to obtain additional certificates of need or any other required approvals will cause the Company to incur certain expenses.

         JCAHO Accreditation. Since 1989, the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), a nationally-recognized organization that develops standards for various health care industry segments and monitors compliance with those standards through voluntary surveys of participating providers, has accredited home health agencies which voluntarily choose to obtain such accreditation and which satisfy the applicable standards. All of the Company's home health agencies are currently accredited by the JCAHO. Upon acquiring companies in existing or new regions which are non-accredited, the Company may choose to have a particular agency undergo the JCAHO accreditation process, generally within twelve to eighteen months after acquisition. With the advent of managed care, the need for objective quality measurements has increased. Not all providers have chosen to undergo the accreditation process because of its expense and time burden. Consequently, the Company has positioned itself to procure managed care contracts in part because of its choice to undergo rigorous review of its operations. See "-- Strategy."

         Fraud and Abuse and Self-referral Laws. The home health care industry is subject to anti-kickback provisions of the federal Medicare and Medicaid Patient and Program Protection Act of 1987

("Fraud and Abuse Statute"), which prohibit the knowing and willful offer, payment, solicitation or receipt of any remuneration, in cash or in kind, directly or indirectly, as inducement for referral for items or services which may be paid for in whole or in part under the Medicare or Medicaid programs, all other federal health care programs and state health care programs. While the Fraud and Abuse Statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates, gifts, free services, bribes or other incentives for patient referrals, its language has been construed broadly and has not been limited to such obviously wrongful transactions. Some court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. The U.S. Department of Health and Human Services ("HHS") has adopted regulations creating "safe harbors" from federal criminal and civil penalties under the Fraud and Abuse Statute by exempting certain types of ownership interests and other financial arrangements that do not appear to pose a risk of Medicare and Medicaid program abuse. Transactions covered by the Fraud and Abuse Statute that do not conform to an applicable safe harbor are not necessarily in violation of the statute, but the practice may be subject to increased scrutiny and possible prosecution. The criminal penalty for conviction under the Fraud and Abuse Statute is a fine of up to $25,000 and/or up to five years imprisonment. In addition to criminal penalties, administrative (such as temporary or permanent suspension from the Medicare and Medicaid programs), and civil monetary penalties may be imposed for violations. Federal enforcement officials may also attempt to use other federal statutes to punish or prosecute behavior considered fraudulent or abusive, including the Federal False Claims Act and the Health Insurance Portability and Accountability Act of 1996. The Federal False Claims Act provides for penalties of up to $10,000 per claim plus treble damages and permits private persons to sue on behalf of the government in qui tam actions. The Health Insurance and Portability and Accountability Act of 1996, which established a whole new category of crimes known as "federal healthcare offenses" including healthcare fraud, theft or embezzlement, false statements, obstruction of criminal investigation of healthcare offenses and money laundering, is expressly applicable to all payors.

         The Fraud and Abuse Statute covers other billing practices that are considered fraudulent (such as presentation of duplicate claims, or claims for services not actually rendered or for procedures that are more costly than those actually rendered) or abusive (such as claims presented for services not medically necessary based upon a misrepresentation of fact), subject to the same remedies described above. The Health Insurance and Portability and Accountability Act of 1996 requires HHS to issue binding advisory opinions through its Office of Inspector General as to whether given practices involve prohibited payment or solicitation of remuneration in exchange for referrals. A recent advisory opinion that could affect the Company as a supplier of durable medical equipment held that a supplier's charge for durable medical equipment substantially exceeded Medicare's charge for the same equipment. Suppliers of durable medical equipment should be aware that this area may face closer scrutiny by the government.

         On June 3, 1998, HHS issued a federal Medicare regulation, commonly referred to as the Incentive Program for Fraud and Abuse Information, which will make citizens who alert Medicare of possible acts of fraud and abuse eligible for rewards if their information leads directly to the recovery of Medicare money. The program will be launched in January 1999 and will reward the individual reporting the fraud the lesser of 10% of the recovered payment or $1,000.

         Other recent HCFA actions to combat fraud and abuse in home health care include increased scrutiny before a provider or supplier's admission into the Medicare program (agencies are now being asked about whether they have any "related business interests"), increased scrutiny of claims, increased oversight of payment procedures (e.g., disallowing agencies to bill for services when they are not medically necessary), payment reform (IPS, PPS), the development of future regulations that would require home health agencies to re-enroll in Medicare every three years and regulations that would allow Medicare to bar payment to convicted health care felons.

         The federal government has increased significantly the financial and human resources allocated to enforcing the fraud and abuse laws. In May 1995, the Clinton Administration instituted Operation Restore Trust ("ORT"), a health care fraud and abuse initiative focusing on nursing homes, home health care agencies and durable medical equipment companies located in the five states with the largest Medicare populations. The states initially targeted included California, Florida, Illinois, New York and Texas. ORT has been responsible for millions of dollars in civil and criminal restitution, fines, recovery of overpayments and the exclusion of a number of individuals and corporations from the Medicare program. ORT has been expanded to all fifty states, with a specific concentration on twelve states including Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia and Washington. Private insurers and various state enforcement agencies also have increased their scrutiny of health care providers' practices and claims, particularly in the home health and durable medical equipment areas.

         Additionally, in fiscal 1997, HCFA implemented "Wedge Surveys" in at least 13 states, including Connecticut, Florida, Tennessee, Illinois, Indiana, Massachusetts, Minnesota, Ohio, Oklahoma, Texas, Utah, Virginia and Wyoming. In these surveys, HCFA completes ORT-type surveys on a much smaller scale. Generally, HCFA reviews a small, limited number of claims over a two-month period and extrapolates the percentage which it finds was paid in error to all claims paid for the period under review. Assuming the reviewer uncovered nothing significant, the home health agency then has the option to repay the amount determined by HCFA or undergo a broader review of its claims. If the survey uncovers significant problems, the matter may be referred for further review.

         The federal government has enacted the so-called "Stark Law," which generally prohibits physicians from referring patients for clinical laboratory services which may be paid for in whole or in part by the Medicare or Medicaid programs to entities in which they have a financial relationship. The Stark Law was broadly expanded by "Stark II," which provides that where a physician has a "financial relationship" with a provider of "designated health services" and other health services (including, among other things, the provision of parenteral and enteral nutrients, equipment and supplies, home health services, ultrasound services, and durable medical equipment, which are products and services, provided by the Company), the physician will be prohibited from making a referral to the health care provider and the provider will be prohibited from billing for the designated health service for which Medicare or Medicaid payment would otherwise be made. Certain exceptions are available under Stark II, which may or may not be available to the Company for arrangements in which the Company may be involved. Submission of a claim that a provider knows or should know is for services for which payment is prohibited under the Stark II could result in refunds of any amounts billed, civil money penalties of not more than $15,000 for each such service billed, and possible exclusion from the Medicare and Medicaid programs. Moreover, Medicare regulations contain additional specific self-referral restrictions for a physician with an ownership interest in a home health agency. It is the Company's policy to monitor its compliance with Medicare and Medicaid laws and regulations and Stark II, generally, and to take appropriate actions to ensure such compliance.

         Many states have adopted statutes and regulations, which vary from state to state, prohibiting provider referrals to an entity in which the provider has a financial interest or other financial arrangement including direct or indirect remuneration and fee-splitting. Sanctions for violation of these state restrictions may include loss of licensure, civil and criminal penalties and program exclusion. Certain states, including Pennsylvania, also require health care practitioners to disclose to patients any financial relationship with a provider and advise patients of the availability of alternative providers.

                  While the Company believes that it is in material compliance with the fraud and abuse and self-referral laws, there can be no assurance that the practices of the Company, if reviewed, would be found to be in full compliance with such requirements, as such requirements ultimately may be interpreted. It is the Company's policy to monitor its compliance with such requirements and to take appropriate actions to ensure such compliance. During fiscal 1998, the Company implemented an internal Compliance Program. See "Compliance Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Outlook and Risks." Although the Company does not believe it has violated any fraud and abuse and self-referral laws, there can be no assurance that future related legislation, either health care or budgetary, related regulatory changes or interpretations of such regulations, will not have a material adverse effect on the future operations of the Company.

Compliance Program

         In August, 1998, HHS issued compliance program guidance for home health agencies. The guidance encourages home health agencies to develop effective internal controls that promote adherence to applicable federal and state law and program requirements of federal, state and private health plans. The absence of a compliance program or an incomplete or ineffective compliance program may not be regarded favorably by HHS and could negatively affect government audits, investigations, and/or inspections. During fiscal 1998, the Company implemented an internal compliance program (the "Compliance Program"). Although management believes the Compliance Program will be effective and will assist the Company in monitoring and enhancing the effectiveness of its internal controls, there can be no assurance that the Compliance Program will identify all potential compliance issues or that as drafted it will be viewed as complete or effective under audit or inspection by third party payors.

Employees

         The retention of qualified employees is a high priority for the Company. As of June 30, 1998, the Company employed approximately 1,054 full- and part-time employees. In addition, the Company maintains registries of approximately 2,015 licensed nurses, therapists, home health aides and other home health care providers available for staffing assignments on a temporary basis. Management believes that the Company's employee relations are good. The Company's employees are not represented by a labor union.

Insurance

         The Company maintains a commercial general liability policy which includes product liability coverage on the durable medical equipment that it sells or rents with both per-occurrence and annual aggregate coverage limits of $1.0 million and $3.0 million, respectively. In addition, the Company has an umbrella liability or "excess" policy with a single limit of $10.0 million for any one occurrence in excess of certain minimum amounts. The umbrella policy excludes professional liability. The Company maintains a health care agency professional liability insurance policy with limits of $4.0 million per occurrence and an annual aggregate limit of $6.0 million. Health care professionals with whom the Company has contracted must provide evidence that they carry at least $1.0 million of insurance coverage, although there is no assurance that such providers will continue to do so, or that such insurance is, or will continue to be, adequate or available to protect the Company, or that the Company will not have liability independent of that of such providers and/or their insurance coverage. While the Company believes that it has adequate insurance coverage, there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any pending or future legal proceedings (including any related judgments, settlements or costs) or that any such insurance will be available to the Company in the future on satisfactory terms, if at all. Any judgments, settlements or costs relating to pending or future legal proceedings which are not covered by insurance could have a material adverse effect on the Company's results of operations or financial condition.

Properties

         The Company leases its corporate office in King of Prussia, Pennsylvania as well as its 44 branch offices located in nine states. The corporate office is approximately 16,000 square feet with a remaining lease term through calendar 1999. The Company's branch offices, which are leased, vary in size and in the aggregate constitute 254,000 square feet of space. The Company's branch offices range in size from 1,200 to 26,000 square feet. The Company's leases for its offices have recurring lease terms which range from month-to-month to six years, in most cases with options to renew. Management decreased the number of branch offices during fiscal 1998 in connection with its restructuring and cost reduction initiatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management believes that the leased properties are adequate for its present needs and that suitable additional or replacement space will be available as required.

Legal Proceedings

         On February 19, 1998, a shareholder commenced litigation against the Company and certain named officers of the Company. In the lawsuit, entitled Koenig v. Feldman, et al. which was filed in the United States District Court for the Eastern District of Pennsylvania, the plaintiff alleges that the defendants, in violation of federal securities laws, engaged in a scheme to artificially inflate and maintain the market price of the Company's common stock by, among other things, making false and misleading statements or failing to disclose material facts in documents filed with the Securities and Exchange Commission or in press releases issued by the Company, particularly with respect to the Company's efforts to obtain timely payment for the Company's products and services and the Company's termination of business with certain managed care companies. The plaintiff, who filed the lawsuit on behalf of himself and all others similarly situated, seeks certification of the lawsuit as a class action on behalf of all persons who purchased the Company's common stock between September 3, 1997 and February 16, 1998. The Company believes that the lawsuit is without merit and is vigorously defending itself. A motion filed by the Company to dismiss the lawsuit is currently pending with the court.

         On June 8, 1998, Joseph Falkson, Susan Falkson, Michael Falkson and Peter Falkson, beneficial owners of more than 5% of the Company's common stock, commenced litigation against the Company and certain named officers of the Company. This lawsuit was filed in federal court in Boston, Massachusetts. Among other claims, the plaintiffs allege that delays in the issuance and registration of shares pursuant to a formula in a Subscription Agreement between the Company and the plaintiffs, who are former owners of a business acquired by the Company, has resulted in damages, including a loss in excess of $1 million. The claims are for breach of contract, breach of good faith and fair dealing, misrepresentation, fraudulent inducement and violation of the Massachusetts Unfair and Deceptive Trade Practices Act. As relief, the plaintiffs seek specific performance of the Subscription Agreement, consequential damages resulting from the alleged breaches, a declaratory judgment, punitive damages for the fraud base claims and an award of costs and attorneys fees. The Company intends to vigorously defend against these claims. The Company filed a motion to dismiss or alternatively to transfer the action. This motion was recently denied by the court.

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with the acquisitions, payment of which is currently prohibited by the Company's senior credit facility. See Note 5 to the Consolidated Financial Statements.

         The Company is also a party to certain legal actions arising in the ordinary course of business.

         While the Company believes it has adequate legal defenses and/or insurance coverage for the above actions there can be no assurance of favorable outcomes regarding these legal actions or that any recovery of insurance proceeds will be sufficient to cover any judgments, settlements or costs relating to any pending or future legal proceedings. Additionally, any judgments, settlements or costs relating to pending or future legal proceedings which are not covered by insurance could have a material adverse effect on the Company's results of operations or financial condition.

                                  MANAGEMENT

Executive Officers and Directors

         The following table sets forth certain information with respect to the executive officers and directors of the Company.


                         Name                              Age                                Position
------------------------------------------------------- ---------- ----------------------------------------------------------------
Bruce J. Feldman.....................................      49      President, Chief Executive Officer and Chairman of the Board
David S. Geller......................................      39      Chief Financial Officer
Colleen M. Lederer...................................      42      Corporate Vice President of Professional Services
Wanda Monical........................................      44      Corporate Senior Vice President - Business Development and
                                                                   Planning
Susan V. Juris.......................................      42      Corporate Vice President - Sales and Marketing
Joseph J. Grilli.....................................      47      Area Vice President, Northeast
James Weinstein......................................      44      Area Vice President, Mid-Atlantic
Jerry G. Carroll.....................................      56      Senior Vice President, Southern Region
G. Michael Bellenghi.................................      50      Director
Harvey Machaver......................................      73      Director
Donald M. Gleklen....................................      61      Director

          Bruce J. Feldman, the founder of the Company, has served as President, Chief Executive Officer and Chairman of the Board of the Company since it was founded in December 1982. Prior to founding the Company, Mr. Feldman owned a Medicare-certified home health agency, which became a subsidiary of the Company in 1982.

          David S. Geller, became Chief Financial Officer in July 1998. From February 1996 to July 1998, Mr. Geller was Senior Vice President/Chief Financial Officer for Physician Support Systems, Inc., a provider of business management services to physicians and hospitals. From May 1990 to February 1996, Mr. Geller was a Senior Audit Manager for Deloitte & Touche, certified public accountants.

          Colleen M. Lederer became Corporate Vice President of Professional Services in July 1994. From 1987 to 1994, Ms. Lederer was Director of Professional Services of the Company.

          Wanda Monical became Corporate Senior Vice President - Business Development and Planning in July 1998. From June 1997 to July 1998, Ms. Monical was Corporate Vice President - Women's and Children's Health Services. From March 1995 to March 1997, Ms. Monical was Vice President for Interim Healthcare, Inc., a regional nursing services provider. From October 1992 to December 1994, Ms. Monical served in senior development capacities at Olsten Kimberly Quality Care, a national provider of nursing services.

          Susan V. Juris became Corporate Vice President - Sales and Marketing in July 1998. From February 1997 to July, 1998, Ms. Juris was Corporate Vice President - Managed Care Services. From 1994 to 1997, Ms. Juris was a health care consultant for Alternacare, Inc., which she founded in 1994 to provide specialty consulting to home health and managed care companies. From 1989 to 1994, Ms. Juris was Executive Vice President and Chief Operating Officer of SNI Home Care, Inc., a fully integrated, regional home care system and contract management company.

          Joseph J. Grilli became Area Vice President, Northeast in March 1997, when the Mid-Atlantic Region was split into the Mid-Atlantic and Northeast Regions. From July 1996 to April 1997, Mr. Grilli was the Vice President, Mid-Atlantic Region and has been employed by the Company since 1988 in various positions.

         James Weinstein became Area Vice President, Mid-Atlantic in March 1997. From 1991 to 1997, Mr. Weinstein was President of GHS Home Medical Services, a home care provider owned by Graduate Health System, a vertically integrated hospital system located in the Metropolitan Philadelphia area.

         Jerry G. Carroll became Senior Vice President, Southern Region in September 1997. From April 1996 to June 1997, Mr. Carroll was Division Vice President for Columbia/HCA, a provider of home health care. From September 1995 to February 1996, Mr. Carroll was Area Vice President for Coram, a provider of home infusion therapy. From April 1993 to September 1995, Mr. Carroll was Area Vice President of HMSS Inc., a provider of home infusion therapy.

          G. Michael Bellenghi has been a director of the Company since October 1994. Since January 1996, he has been the Chairman and Chief Executive Officer of Recordex Services, Inc., a medical records retrieval company located in Malvern, Pennsylvania. Mr. Bellenghi also serves as a director of F.Y.I. Incorporated, the parent company of Recordex Services, Inc., a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. From 1990 to 1996, Mr. Bellenghi was the Chief Executive Officer of Paragon Management Group, Inc., a health care consulting company located in Malvern, Pennsylvania.

          Harvey Machaver has been a director of the Company since December 1985. Since 1990, Mr. Machaver has been President of Scopus Evaluation Services ("Scopus"), a health care consulting firm located in New York, New York. Mr. Machaver is a fellow of the American College of Health Care Executives and a fellow of the New York Academy of Medicine.

          Donald M. Gleklen has been a director of the Company since April 1998. Since July 1996, he has been the Chairman and Chief Executive Officer of Intelihealth, Inc., a provider of healthcare information and products to consumers. Since March 1998 he has also served as Vice Chairman of the Maine Merchant Bank. From February 1995 to December 1997 he was President of Jocard Financial, an investment management firm. From March 1994 to February 1995, Mr. Gleklen was special counsel to R.J. Brobyn & Associates, a law firm.

 Director Compensation

          Directors' Fees. Each director of the Company who is not also an officer or employee of the Company receives a fee of $1,000 for each meeting of the board of directors or any committee of the board of directors attended.

          Consulting Arrangements. The Company has a consulting arrangement with Scopus, of which Mr. Machaver is the principal stockholder. In fiscal 1998, 1997 and 1996, the Company paid consulting fees of approximately $44,000, $44,000 and $40,000, respectively, to Scopus.

          Stock Options. Under the Plan, Mr. Bellenghi and Mr. Machaver, non-employee directors, were each granted on November 13, 1995 an option to purchase 10,000 shares of Common Stock at an exercise price of $7.50 (the "Directors' Options"). The Directors Options are currently exercisable. Mr. Gleklen, a non-employee director, was granted on April 14, 1998 an option to purchase 10,000 shares of Common Stock at an exercise price of $2.75. These options vest equally over the three year period from the grant date through April 14, 2001.

Executive Compensation

          Summary Compensation Table

          The following table sets forth certain information regarding the compensation paid to the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for services rendered in all capacities to the Company for fiscal 1998, 1997 and 1996 (collectively the "named executive officers"):

                                                                              Long Term
                                         Annual Compensation(1)              Compensation
                                         ----------------------            ---------------
                                                                              Securities
             Name and          Fiscal                                         Underlying          All Other
        Principal Position     Year          Salary           Bonus            Options           Compensation
       --------------------    ------     -----------     ------------       ------------       --------------
      Bruce J. Feldman,        1998          $  325,904  $             -          -              $15,460(2)
      President and Chief      1997             300,000                -       100,000            33,792(3)
        Executive Officer      1996             254,000           43,600        75,000            33,792(3)

      Fred J. Nicholas         1998             194,135                -          -                   -
      Chief Operating          1997             165,000                -        50,000                -
        Officer, Corporate (4) 1996             155,000           15,500        50,000                -

      James Weinstein,         1998             138,137                -          -                   -
      Area Vice President--    1997              28,846                -          -                   -
        Mid-Atlantic(5)

      Joseph J. Grilli         1998             131,858                -        50,000(6)             -
      Area Vice President--    1997             125,000                -        15,000                -
        Northeast              1996             110,000           11,000        10,000                -

      Colleen M. Lederer,      1998             112,167                -        5,000(7)              -
      Vice President of        1997             102,942                -          -                   -
        Professional Services, 1996              98,000                -        5,000                 -
        Corporate

-----------------------------

(1) Does not include the value of perquisites provided to certain executive officers which in the aggregate did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus.
(2)   Consists of $15,460 of premiums on a split-dollar life insurance policy.
(3) Consists of $15,460 of premiums on a split-dollar life insurance policy and $18,324 relating to indebtedness to the Company that was forgiven upon the attainment of certain operating results.
(4)   Mr. Nicholas resigned as Chief Operating Officer effective July 1, 1998.
(5)   Mr. Weinstein started with the Company in April 1997.
(6) Reflects options to purchase 15,000, 15,000 and 10,000 shares of Common Stock granted in July 1997, July 1996 and December 1995, respectively, which were repriced during April 1998 to $3.00 per share from $12.00, $10.00 and $7.50 per share, respectively. Additionally, includes an option to purchase 10,000 shares of Common Stock granted in June 1998 at $3.44 per share.
(7) Reflects option to purchase 5,000 shares of Common Stock granted in December 1995 which was repriced during April 1998 to $3.00 per share from $7.50 per share.


         Option Grants in Last Fiscal Year

         The following table sets forth certain information concerning stock options granted during fiscal 1998 to the named executive officers. The following table also sets forth the potential realizable value over the term of the options (the period from grant date to the expiration date), based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts do not represent the Company's estimate of future stock price. Actual realizable values, if any, of stock options will depend on the future performance of the Company's common stock.


                                                                                              Potential Realizable
                                                                                                Value at Assumed
                                                                                                     Annual
                                                                                              Rates of Stock Price
                                                                                                Appreciation For
                                                     Individual Grants                           Option Term (1)
                                 ----------------------------------------------------------  ------------------------
                                  Number of        Percent of
                                  Securities     Total Options
                                  Underlying       Granted to
                                   Options        Employees In     Exercise    Expiration
             Name                  Granted        Fiscal Year       Price         Date          5%           10%
-------------------------------  -------------   ---------------   ---------   ------------  ----------   -----------
Bruce J. Feldman.........                   -                 -           -              -           -             -

Fred J. Nicholas.........                   -                 -           -              -           -             -

James Weinstein..........                   -                 -           -              -           -             -

Joseph J. Grilli.........           40,000(2)              8.2%       $3.00          (2)             -             -
                                    10,000                 2.0%        3.44        6/14/08           -             -

Colleen M. Lederer.......            5,000(3)              1.0%        3.00       12/14/05           -             -

--------------------------

(1) Represents the difference between the market value of the Company's common stock for which the option may be exercised, assuming that the market value of the common stock appreciates in value from the date of grant to the end of the option term at annualized rates of 5% and 10%, respectively, and the exercise price of the option. The rates of appreciation used in this table are prescribed by regulations of the Securities and Exchange Commission and are not intended to forecast future appreciation of the market value of the common stock.
(2) Reflects options to purchase 15,000, 15,000 and 10,000 shares of Common Stock granted in July 1997, July 1996 and December 1995, respectively, which were repriced during April 1998 to $3.00 per share from $12.00, $10.00 and $7.50 per share, respectively, and which expire December 2005, July 2006 and July 2007, respectively.
(3) Reflects option to purchase 5,000 shares of Common Stock granted in December 1995 which was repriced during April 1998 to $3.00 per share from $7.50 per share.

         Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

         The following table sets forth certain information concerning the exercise of stock options during fiscal 1998 and the number and value of unexercised options held at the end of fiscal 1998 by the named executive officers.

                                                         Number of Securities           Value of Unexercised
                                                        Underlying Unexercised         In-the-Money Options at
                                                          Options at Year-end            Fiscal Year-End(2)
                                                     ------------------------------ ------------------------------
                            Shares
                          Acquired on      Value
          Name             Exercise     Realized(1)   Exercisable   Unexercisable    Exercisable   Unexercisable
----------------------------------------------------------------------------------- ------------------------------
Bruce J. Feldman                     -             -        175,000              -               -              -
Fred J. Nicholas                     -             -         93,333          8,334          $2,188              -
James Weinstein                      -             -              -              -               -              -
Joseph J. Grilli                 5,000       $56,875         21,666         28,334               -              -
Colleen M. Lederer                   -             -          3,333          1,667               -              -

(1) Calculated by determining the difference between the last reported sales price of the common stock underlying the exercised Options on the date of exercise and the exercise price.
(2) Calculated by determining the difference between the last reported sales price of the common stock underlying the Options on June 30, 1998 and the exercise price for those Options where the exercise price of the Options exceeded the last reported sales price of the common stock.

         Employment Agreements

         Bruce J. Feldman. On September 1, 1995, the Company entered into an employment agreement with Bruce J. Feldman, President and Chief Executive Officer of the Company, for an initial term of three years, subject to automatic annual extensions of one year on August 31, 1996 and each anniversary thereafter. Pursuant to the terms of Mr. Feldman's employment agreement, Mr. Feldman is entitled to receive (i) an annual base salary of $284,000, or such higher amount as the Compensation Committee may determine (the "Base Salary"),
(ii) an annual cash bonus based on the Company's achievement of specified levels of net income as determined by the Compensation Committee and (iii) a deferred annuity program of $15,000 per year and other benefits at least equivalent to those provided to the Company's other executive officers. The Base Salary will be reviewed by the Compensation Committee on not less than an annual basis. Pursuant to the employment agreement, Mr. Feldman is also entitled to receive a car allowance of at least $9,000 per year.

         Mr. Feldman's employment agreement may be terminated by the Company with or without cause, which is defined to include, among other things, the material breach of the employment agreement by Mr. Feldman, gross negligence in the performance of his duties, conviction of a felony or commission of a material act of dishonesty or breach of trust with respect to the Company. The employment agreement may also be terminated by Mr. Feldman for good reason, which includes, among other things, the demotion or removal of Mr. Feldman, a material diminishment of his responsibilities, a reduction in his Base Salary, failure to be re-elected to the Board or upon a change in control of the Company. In the event of termination for good reason (including the Company's failure to renew the term of the employment agreement) by Mr. Feldman, or without cause by the Company, Mr. Feldman will be entitled to receive, among other things, regular payments of his Base Salary for three years and have any unvested stock options and awards accelerate and become fully exercisable. In the event of termination by the Company for cause or for any other reason, Mr. Feldman will be entitled to receive any unpaid salary and benefits through the date of termination. Under the employment agreement, Mr. Feldman is prohibited from disclosing confidential information during and after the term of the agreement. In addition, Mr. Feldman is prohibited from soliciting employees or customers of the Company or engaging or participating in any business which competes with the Company within a 100-mile radius of any of the Company's branch offices while he is employed by the Company and for one year thereafter or, in the event of termination by Mr. Feldman for good reason (including the Company's failure to renew the term of the employment agreement) or by the Company without cause, for three years thereafter.

         David S. Geller. On July 20, 1998, the Company entered into an employment agreement with David S. Geller, Chief Financial Officer, for an initial term of three years, subject to automatic annual extensions of one year on July 19, 1999 and each anniversary thereafter. Pursuant to the terms of Mr. Geller's employment agreement, Mr. Geller is entitled (i) to receive a base salary of at least $165,000 per year through January 19, 1999, which amount will be increased to $175,000 per year on January 20, 1999, (ii) to participate in a bonus program in the event the Company achieves targeted consolidated net income, and (iii) to receive other benefits similar to those provided to the Company's other officers. Mr. Geller was also granted an option to purchase 150,000 shares of the Company's Common Stock at a per share exercise price of $2.25. These shares vest equally over the three-year period ended June 20, 2001. Mr. Geller's employment agreement may be terminated by the Company with or without cause, which is defined to include, among other things, the material breach of the employment agreement by Mr. Geller, gross negligence in the performance of his duties, conviction of a felony or commission of a material act of dishonesty or breach of trust with respect to the Company. The employment agreement may also be terminated by Mr. Geller for good reason, which includes, among other things, the demotion or removal of Mr. Geller, a material diminishment of his responsibilities, a reduction in his base salary, or upon a change of control of the Company. In the event of termination for good reason (including the Company's failure to renew the term of the employment agreement) by Mr. Geller, or without cause by the Company, Mr. Geller will be entitled to, among other things, receive regular payments of his base salary for 12 months after termination, have any stock options and awards issued to Mr. Geller become fully vested and have health insurance continue to be provided to Mr. Geller for a period of 12 months from the date of his termination. If Mr. Geller terminates the employment agreement for good reason as a result of a change of control he will be entitled to receive regular payments of his base salary for the period which is the greater of (i) 12 months after the termination or (ii) the number of months remaining in the initial term of the employment agreement. In the event of termination by the Company for cause, Mr. Geller will be entitled to receive any unpaid salary and benefits through the date of termination. Under the employment agreement, Mr. Geller is prohibited from disclosing confidential information during and after the term of the agreement. In addition, Mr. Geller is prohibited from soliciting employees or customers of the Company or engaging or participating in any business which competes with the Company within a 100-mile radius of any of the Company's offices while he is employed by the Company or receiving severance payments from the Company and for one year thereafter.

         Joseph J. Grilli. On May 1, 1998, the Company entered into an employment agreement with Joseph J. Grilli, Area Vice President, Northeast, for an initial term of three years, subject to automatic annual extensions of one year on April 30, 1999 and each anniversary thereafter. Pursuant to the terms of Mr. Grilli's employment agreement, Mr. Grilli is entitled (i) to receive a base salary of at least $129,000 per year, (ii) to participate in a bonus program in the event the Company achieves targeted consolidated net income, and (iii) to receive other benefits similar to those provided to the Company's other officers. Mr. Grilli's employment agreement may be terminated by the Company with or without cause, which is defined to include, among other things, the material breach of the employment agreement by Mr. Grilli, gross negligence in the performance of his duties, conviction of a felony or commission of a material act of dishonesty or breach of trust with respect to the Company. The employment agreement may also be terminated by Mr. Grilli for good reason, which includes, among other things, the demotion or removal of Mr. Grilli, a material diminishment of his responsibilities, a reduction in his base salary, or upon a change of control of the Company. In the event of termination for good reason (including the Company's failure to renew the term of the employment agreement) by Mr. Grilli, or without cause by the Company, Mr. Grilli will be entitled to, among other things, receive regular payments of his base salary for 12 months after termination, have any stock options and awards issued to Mr. Grilli become fully vested and have health insurance continue to be provided to Mr. Grilli for a period of 12 months from the date of his termination. If Mr. Grilli terminates the employment agreement for good reason as a result of a change of control he will be entitled to receive regular payments of his base salary for the period which is the greater of (i) 12 months after the termination or (ii) the number of months remaining in the initial term of the employment agreement. In the event of termination by the Company for cause, Mr. Grilli will be entitled to receive any unpaid salary and benefits through the date of termination. Under the employment agreement, Mr. Grilli is prohibited from disclosing confidential information during and after the term of the agreement. In addition, Mr. Grilli is prohibited from soliciting employees or customers of the Company or engaging or participating in any business which competes with the Company within a 100-mile radius of any of the Company's offices while he is employed by the Company or receiving severance payments from the Company and for two years thereafter.

                            PRINCIPAL SHAREHOLDERS


         The following table sets forth, as of June 30, 1998, certain information with respect to the beneficial ownership of the Common Stock (i) by each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) by each director of the Company, (iii) by each executive officer of the Company named in the Summary Compensation Table and
(iv) by all directors and executive officers of the Company as a group. Except as otherwise indicated, all information is as of June 30, 1998 and the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

                                                                        Shares Beneficially Owned (2)
                                                                  ----------------------------------------
       Name and Address of Beneficial Owner(1)                          Number                Percent
------------------------------------------------------            -----------------      -----------------
Bruce J. Feldman (3)...............................                    784,603                   8.0%

Fred J. Nicholas(4)................................                     94,333                   1.0%

David S. Geller....................................                          -                      -

James Weinstein....................................                      2,200                    (*)

Joseph J. Grilli(5)................................                     31,666                    (*)

Colleen M. Lederer.................................                      3,733                    (*)

G. Michael Bellenghi(6)............................                     10,000                    (*)

Harvey Machaver(7).................................                     37,591                    (*)

Donald Gleklen.....................................                     20,000                    (*)

Wasatch Advisers, Inc. (8).........................                    781,481                   8.0%

Wellington Management Co., L.L.P. (9)..............                    758,500                   7.8%

Joseph Falkson (10)................................                    579,901                   5.9%

Susan Falkson (10).................................                    579,901                   5.9%

Michael Falkson (10)...............................                    579,901                   5.9%

Peter Falkson (10).................................                    579,901                   5.9%

All Directors and Executive
   Officers as a group (11 persons)(11)............                    990,792                  10.1%

-----------------------
(*)  Denotes less than 1.0%

(1) Except as otherwise shown, the address of each person listed above is in care of the Company, 2200 Renaissance Boulevard, Suite 300, King of Prussia, PA 19406.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting or investment power with respect to the shares. Shares of the Company Common

     Stock subject to securities exercisable within 60 days following June 30, 1998, are deemed outstanding for computing the share ownership and percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.

(3) Includes 95,238 shares of the Company Common Stock held by the Company's Profit Sharing Plan, of which Mr. Feldman is sole voting trustee, 175,000 shares of the Company Common Stock which may be acquired upon the exercise of stock options, and 5,000 shares of the Company Common Stock which may be acquired upon the exercise of warrants.

(4) Includes 93,333 shares of the Company Common Stock which may be acquired upon the exercise of options.

(5) Includes 21,666 shares of the Company Common Stock which may be acquired upon the exercise of options.

(6) Represents shares of the Company Common Stock which may be acquired upon the exercise of options.

(7) Consists of 20,000 shares of the Company Common Stock which may be acquired upon the exercise of warrants, 10,000 shares of the Company Common Stock which may be acquired upon the exercise of options and 7,591 shares held jointly with Mr. Machaver's spouse.

(8) The shares of the Company Common Stock are owned by a variety of investment advisory clients of Wasatch Advisers, Inc. ("Wasatch"), which clients receive dividends with respect to and proceeds from the sale of such shares. No such client is known to beneficially own more than 5% of the Company Common Stock. Wasatch has sole dispositive and voting power with respect to all 781,481 of the shares of the Company Common Stock. The information set forth herein with respect to the beneficial ownership of the Company Common Stock is as of June 30, 1998 and is derived from information supplied to the Company by Wasatch. The address of such beneficial owner is 68 S. Main Street, Suite 400, Salt Lake City, UT 84101.

(9) The shares of the Company Common Stock are owned by a variety of investment advisory clients of Wellington Management Company ("Wellington"), which clients receive dividends with respect to and proceeds from the sale of such shares. No such client is known to beneficially own more than 5% of the Company Common Stock. Wellington has shared dispositive power with respect to all 758,500 of the shares of the Company Common Stock and shared voting power with respect to 306,000 of the shares of the Company Common Stock. The information set forth herein with respect to the beneficial ownership of the Company Common Stock is as of June 30, 1998 and is derived information supplied to the Company by Wellington. The address of such beneficial owner is 75 State Street, Boston, MA 02109.

(10) Each of Joseph Falkson, Susan Falkson, Michael Falkson and Peter Falkson have shared voting and dispositive power with respect to these shares. Their address is 132 Lakeside Drive West, Centerville, MA 02632.

(11) Includes 25,000 shares of the Company Common Stock which may be acquired upon the exercise of warrants and 319,998 shares of the Company Common Stock which may be acquired upon the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

         The statements made under this section include summaries of certain provisions contained in the Company's Amended and Restated Articles of Incorporation (the "Articles") and in its Amended and Restated Bylaws ("Bylaws"). The Articles and Bylaws have been filed as exhibits to the Registration Statement of which this Prospectus is a part and are incorporated herein by reference.

         The Articles authorize the Company to issue 20,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, no par value, issuable in series, the relative rights limitations and preferences of which may be designated by the Board of Directors. As of June 30, 1998, an aggregate of 9,764,097 shares of Company Common Stock were issued and outstanding.

Common Stock

         The Articles provide that the holders of Company Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of Company Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available for the payment of dividends and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Company Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of Company Common Stock. All currently outstanding shares of the Company Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus, will be, fully paid and nonassessable.

Preferred Stock

         Although the Company has no present plans to issue shares of Preferred Stock, the Board of Directors is authorized under the Articles, without further shareholder action, to provide for the issuance of preferred stock in one or more classes or series in such numbers of shares, and with such voting rights, designations, preferences, limitations, and special or relative rights (if any), as determined by the Board of Directors.

         It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Company Common Stock until the Board of Directors determines the specific rights of the holders of a series of preferred stock. However, the issuance of shares of Preferred Stock could adversely affect the rights of the holders of Company Common Stock. Such effects might include (i) restrictions on dividends on the Company Common Stock if dividends on Preferred Stock have not been paid; (ii) dilution of the voting power of the Company Common Stock to the extent that the Preferred Stock has voting rights; (iii) dilution of the equity interest of the Company Common Stock to the extent that the Preferred Stock is converted into Company Common Stock; or (iv) the Company Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Additionally, the issuance of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, may be used to deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy context or similar transaction or series of transactions. See "Risk Factors--Potential Effects of Anti-Takeover Provisions; Issuance of Preferred Stock."

Anti-Takeover Provisions

         Certain provisions of the Articles, Bylaws and state law may be deemed to have anti-takeover effect and may delay, deter or prevent a merger, tender offer, proxy context or other takeover attempt. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without stockholder approval, the Articles provide that (i) at least 65% of the votes entitled to be cast by stockholders is required to approve amendments to the Articles, unless at least a majority of the incumbent directors on the Board of Directors has voted in favor of the amendment, in which case only a majority of the votes cast by stockholders is required to approve the amendment, (ii) directors can be removed only for cause and only by a vote of at least 65% of the votes entitled to be cast by stockholders and (iii) the stockholders of the Company are not entitled to call special meetings of the stockholders. In addition, the Articles provide that actions by stockholders without a meeting must receive the unanimous written consent of all stockholders. The Bylaws establish procedures for the nomination of directors by stockholders and the proposal by stockholders of matters to be considered at meetings of the stockholders, including the submission of certain information by the times prescribed in the Bylaws.

         The BCL also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, stockholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control.

                              PLAN OF DISTRIBUTION

         The Company is providing this Prospectus to you as a limited partner of one of the Partnerships. The Partnerships acquired the 280,669 shares of the Company's Common stock owned by them in connection with the Company's acquisition of Home Health Systems, Inc. in November 1996 (the "HHSI Acquisition"). In connection with the HHSI Acquisition, the general partners of the Partnerships became indirect subsidiaries of the Company. The Partnerships conduct no business and hold no assets other than the Company's Common Stock.

         The general partners of the Partnership are soliciting your vote to dissolve and liquidate the Partnership in which you are a Partner. The partnership agreement of the Partnerships provide that the Partnerships may be dissolved at any time by the vote of the Partners holding at least sixty-six and two-thirds percent of the outstanding partnership interests. Each Partnership that receives the required vote of its Partners will be dissolved and liquidated and its assets will be distributed in accordance with the terms of the partnership agreement of that Partnership. If the Partnership in which you are a Partner is dissolved and liquidated you will receive a portion of the Company Common Stock held by that Partnership.

          The following table sets forth, opposite the name of each Partnership the total number of Shares owned by that Partnership.

                                                      Total Number of
                    Name of                           Shares Owned by
                  Partnership                         the Partnership
                  -----------                         ---------------

Total Care Limited Partnership                           44,398

Total Care Limited Partnership II                        70,410

Total Care of Maryland Limited Partnership               32,261

Total Care of Northern Virginia Limited
    Partnership                                          24,187

Total Care Company of Southcentral
    Pennsylvania                                         38,660

Total Care Health Systems Company of Eastern
    Pennsylvania                                         25,948

Total Care Company of Central New Jersey L.P.            19,672

Total Care Health Systems of Greater
    Philadelphia Limited Partnership                     18,073

Potomac Total Care, L.P.                                  7,060

         The General Partners have determined that an in kind distribution of the shares of Company Common stock owned by the Partnerships will be made to the Partners upon dissolution of the Partnership in accordance with the terms of the Partnership Agreements. The Partnership Agreements provide that upon dissolution the assets of the Partnership are required to be applied and distributed in the following order:

     (i) to the payment and discharge of all of the Partnership's debts and liabilities to persons other than the Partners;

     (ii) to the payment and discharge of all the Partnership's debts and liabilities to the Partners (other than in respect of their Partnership interests); and

     (iii) to and among the Partners in accordance with their respective positive balances in their capital accounts, after their capital accounts have been adjusted to reflect the profit or loss of the Partnership upon the dissolution.

     In determining profit and loss from the dissolution of each Partnership, profit of the dissolving Partnership will be allocated first to the Partners having deficit balances in their capital accounts in proportion to and to the extent of such deficits. Any remaining profit and all loss will be allocated among the Partners so as to produce, as nearly as possible, positive capital account balances for the Partners of the dissolving Partnership which will result in net cash proceeds available from the dissolution in the following amounts and sequences:

     (i) first, 99% to the limited partners of the dissolving partnership, as a class, and 1% to the general partner of the dissolving partnership, until the limited partners of the dissolving partnership, as a class, would receive an aggregate amount (taking into account prior distributions of capital, if any) equal to their aggregate capital contributions to the dissolving Partnership; and

     (ii) second, the balance, if any, 70% to the limited partners of the dissolving Partnership, as a class, and 30% to the general partner.

     All profit and loss and distributions which are allocable to the limited partners of a dissolving Partnership as a class, will be allocated among the limited partners in accordance with their respective interests in the dissolving Partnership.

     No fractional shares of Company Common Stock will be distributed to the Partners upon dissolution of the Partnerships. In lieu of the issuance of fractional shares, cash adjustments will be paid to each Partner in respect of any fraction of a share of Company Common Stock which would otherwise be distributed under the applicable partnership agreement.

     The following table illustrates the distribution of the shares of Company Common Stock owned by the Partnerships to the Partners of each Partnership that would have occurred if these shares had been distributed to the Partners on the basis of each Partnership having the liabilities it had as of June 30, 1998 as set forth in the table and the Company's Common Stock having a market value equal to $1.19, which was the last reported sale price of a share of the Company's Common Stock on October 7, 1998. All of the liabilities of the Partnerships represent amounts owed to the general partners of the Partnerships as reimbursement for costs and expenses advanced by the general partners on behalf of the Partnerships. The actual distribution of shares to the Partners of each Partnership could differ from the illustration set forth in the table if the liabilities of the Partnerships and the closing sale price of Company Common Stock as of the time of dissolution differs from the liabilities and closing sale price reflected in the table.


                                                                                    Aggregate
                                                                                    Number of
                                                                                    Shares of
                                                Number of                        Company Common
                             Dollar Amount     Shares to be       Aggregate        Stock to be
                             of Partnership      Used to          Number of      Distributed per
                             Liabilities at    Discharge the    Shares to be     each Outstanding
                               June 30,        Partnership's    Distributed to   Unit of Limited
                                 1998          Liabilities (1)    Partners        Partner Interest
                            ---------------   ---------------- ---------------- ------------------
Total Care Limited
  Partnership                      $16,767           14,119          25,708              864
Total Care Limited
  Partnership II                    24,516           20,645          42,516            1,009
Total Care of Maryland
  Limited Partnership               13,465           11,338          17,601              633
Total Care of Northern
  Virginia Limited
  Partnership                       11,018            9,278          12,418              640
Total Care Company of
  Southcentral Pennsylvania         15,077           12,696          21,983              703
Total Care Health Systems
  Company of Eastern
  Pennsylvania                      11,104            9,350          13,926              669
Total Care Company of
  Central New Jersey                 9,727            8,191           9,455              325
Total Care Health Systems
  of Greater Philadelphia           10,304            8,677           7,535              290

Potomac Total Care, L.P.             3,758            3,164           3,168              384

(1) Determined by dividing the dollar amount of partnership liabilities at June 30, 1998 by $1.19, the last reported sale price of Company Common Stock on October 7, 1998.

         The general partners intend to effect the distribution of shares of Company Common stock to the Partners as soon as practicable after the vote approving the dissolution and liquidation of a Partnership is obtained.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain federal income tax consequences of the proposed liquidation of the Partnerships. This summary is for general information purposes only. Each Partner should consult his, her or its tax advisor for a complete analysis of the federal, state and local income tax effect of the transaction on such Partner. This summary of federal income tax consequences assumes that each of the Partnerships is taxable as a partnership for federal income tax purposes, and not as an association taxable as a corporation. References to the "Code" mean the Internal Revenue Code of 1986, as amended. References to the fair market value of shares of Company Common Stock below mean such fair market value as determined on the date of distribution of such stock by a Partnership.

         The transfer of shares of Company Common Stock to a general partner to repay expenses advanced by the general partner as loans to a Partnership will be treated as a taxable disposition of such shares of Company Common Stock by the Partnership. The Partnership will recognize gain to the extent the fair market value of the shares so transferred to the general partner exceeds the adjusted basis of such shares. If the adjusted basis of the shares so transferred exceeds the fair market value of such shares, the Partnership will recognize a loss on the transfer. Any gain or loss recognized will be allocated among the Partners of the Partnership in accordance with the Partnership's Partnership Agreement. Since each Partnership has held the shares as a capital asset for more than one year, but will not have held the shares for more than eighteen months at the time of such disposition, any such gain or loss will be long-term capital gain or loss, and the gain, if any, allocated to a Partner who is an individual will be subject to a maximum federal income tax rate of 28%.

         Some shares of Company Common Stock may be redeemed from all or some of the Partnerships by the Company for cash, to avoid the distribution of fractional shares to any Partner. Such redemption would constitute a sale of the redeemed shares for federal income tax purposes only if the redemption was "not essentially equivalent to a dividend" as determined under Section 302(b)(1) of the Code. The Partnership and the Company believe there is not sufficient authority to treat the redemption as a sale of the redeemed shares under Section 302(b)(1), and accordingly will report the amount of cash received in the redemption as a dividend to the extent of the Company's earnings and profits, then as a tax free recovery of capital to the extent of the adjusted basis of the redeemed shares, and as gain from the sale of the shares to the extent of any additional amount of cash. Any income recognized by the Partnership as a result of the redemption will be allocated among the Partners in accordance with the Partnership Agreement. Therefore, the income allocated to a Limited Partner in connection with the redemption may be greater of less than the cash received by a Limited Partner with respect to a fractional interest.

         Under Section 731(b) of the Code, none of the Partnerships will recognize any gain or loss on the distribution of shares of Company Common Stock to the Partners in exchange for their interests in the Partnerships in connection with the liquidation of the Partnerships.

         Since the shares of Company Common Stock are "marketable securities" as defined in Section 731(c)(2) of the Code, the determination of the federal income tax consequences to a Partner of receipt of such shares in connection with the liquidation of a Partnership will depend upon (a) the fair market value of the shares of Company Common Stock at the time of the distribution to the Partner, and (b) the Partner's adjusted basis in his, her or its interest in the Partnership immediately before the distribution.

         If the Partner's adjusted basis in his, her or its interest in the Partnership immediately before the distribution exceeds the sum of the cash and the fair market value of the shares of Company Common Stock distributed to the Partner, under Section 731(a)(2) of the Code the Partner will not be permitted to recognize the loss on the liquidation unless the Partner receives only cash (that is, a situation where the Partner was entitled to only a fractional share of Company Common Stock, and receives cash in lieu of the fractional share). Under Section 732(b) of the Code, the Partner's adjusted basis in the shares of Company Common Stock received will be the same as the adjusted basis of the Partner's interest in the Partnership immediately before the liquidation, reduced by any cash received by the Partner. Under Section 732(c) of the Code, such adjusted basis will be allocated pro rata among each share of Company Common Stock received by such Partner.

         If the sum of (a) cash and (b) the fair market value of the shares of Company Common Stock distributed to a Partner reduced by the amount of gain that would have been allocated to the Partner if the Partnership had sold all of its Company Common Stock immediately before the liquidation, exceeds the Partner's adjusted basis in his, her or its interest in the Partnership, under Section 731(a)(1) of the Code the Partner will recognize gain on the distribution equal to the amount of such excess. Section 731(a) provides that gain is recognized by a partner on a distribution only if cash distributed exceeds the adjusted basis of the partner's interest in the partnership. However, for this purpose (but not for purposes of determining whether a partner is allowed to recognize a loss),
Section 731(c)(1) of the Code, as modified by Section 731(c)(3)(B) of the Code, treats marketable securities as cash to the extent of the fair market value of such securities, reduced by (a) the amount of the net gain that would have been allocated to the partner if the partnership had sold all of its marketable securities immediately before the distribution, minus (b) such partner's share of the net gain of marketable securities held by the partnership immediately after the distribution. Since none of the Partnerships will hold any marketable securities after the liquidation, the effect of this formula is that, for purposes of determining the gain recognized by a Partner on the distribution, the shares of Company Common Stock distributed to a Partner will be treated as cash to the extent the fair market value of such shares exceeds the net gain that would have been allocated to the Partner if the Partnership had sold all of its shares immediately prior to the distribution. If a Partner recognizes gain under these provisions, under Section 731(c)(4) of the Code the adjusted basis of the shares of Company Common Stock received by the Partner will be equal to the adjusted basis of such Partner's interest in the Partnership immediately before the distribution, increased by the gain recognized by the Partner as a result of the distribution. Such adjusted basis would be allocated pro rata among all of the shares received by the Partner.

         For purposes of computing a Partner's holding period for any shares of Company Common Stock received from a Partnership, Section 735(b) of the Code provides that the holding period shall include the period during which the Partnership held such shares. Therefore, even if a Partner acquired his, her or its interest in the Partnership before or after the date on which the Partnerships acquired the shares of Company Common Stock, the Partner's holding period for the shares of Company Common Stock will begin on November 13, 1996 (the day after the date on which the Partnerships acquired the Company Common Stock). The Partner's holding period for the Company Common Stock may be relevant to the Partner for such purposes as determining whether, on a subsequent disposition of such shares, the Partner is entitled to the reduced capital gains rate applicable to capital assets held by individuals for more than eighteen months.

                        SHARES ELIGIBLE FOR FUTURE SALE

         The Company has 9,765,764 shares of Common Stock outstanding. Except for approximately 1,000,000 shares of Common Stock which were issued and sold by the Company in private transactions and are "restricted" stock within the meaning of Rule 144, all of the Company's outstanding shares, including the shares of Company Common Stock included in this Offering, will be freely tradeable without restriction or further registration under the Securities Act. The shares of Common Stock which are "restricted" may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 or Rule 144A under the Securities Act.

         In general, under Rule 144 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned "restricted" shares (as defined under Rule 144) for at least one year, and any affiliate who owns shares that are not "restricted" shares, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume of the Common Stock reported through the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, a shareholder who is not deemed an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. Rule 144A under the Securities Act permits the immediate sale by the current holders of "restricted" shares of all or a portion of their shares to certain qualified institutional buyers, as defined in Rule 144A.

         Sales of substantial amounts of Common Stock in the public market could adversely affect the market prices for the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

                                     EXPERTS

         The consolidated balance sheets as of June 30, 1998 and 1997 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998, included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         Under the rules and regulations of the Securities and Exchange Commission (the "Commission"), the distribution of the Shares to the Partners on the dissolution of the Partnerships constitutes an offering of the Company Common Stock. Accordingly, the Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act") with respect to such offering. This Prospectus constitutes a prospectus of the Company filed as part of the Registration Statement. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For such information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or to such other document, each such statement being qualified in all respects by such reference.

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commissioner's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621 and 75 Park Place, 14 Floor, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

         In addition, the Company's common stock is listed on the Nasdaq National Market System. The Company's reports, proxy statements and other information filed under the Exchange Act may also be inspected and copied at the office of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus to or from any person, in any jurisdiction where it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Prospectus.

         This Prospectus does not constitute a prospectus for the public reoffering of the Company Common Stock.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


         Home Health Corporation of America, Inc. and Subsidiaries

                                                                                              Page
                                                                                              ----
Report of Independent Accountants                                                              F-1

Fiscal Year End Financial Statements:

         Consolidated Balance Sheets as of June 30, 1997 and 1998                              F-2

         Consolidated Statements of Operations for the fiscal years ended June 30, 1996,
                  1997 and 1998                                                                F-3

         Consolidated Statements of Cash Flows for the fiscal years ended June 30, 1996,
                  1997 and 1998                                                                F-4

         Consolidated Statements of Stockholders' Equity for the fiscal years ended
                  June 30, 1996, 1997 and 1998                                                 F-5

         Notes to Consolidated Financial Statements                                            F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
Home Health Corporation of America, Inc.
King of Prussia, Pennsylvania

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Home Health Corporation of America, Inc. and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP


2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 2, 1998, except for paragraph 1 of note 5, for which the date is September 23, 1998

            HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                    ASSETS                                         June 30,          June 30,
                                    ------                                           1997              1998
                                                                               ---------------   ---------------
Current assets:
  Cash and cash equivalents                                                         $     464           $ 1,639
  Accounts  receivable,  net of allowance  for doubtful  accounts of $10,847
    and $12,187, respectively                                                          56,410            58,908
  Inventories                                                                           3,262             2,257
  Prepaid expenses and other current assets                                             4,584             7,918
                                                                               --------------    --------------
         Total current assets                                                          64,720            70,722
Property and equipment, net                                                            18,261            16,736
Goodwill, net of  accumulated amortization  of $3,347 and $6,118,
    respectively                                                                       68,202            46,803
Other assets, net                                                                       2,080             2,578
                                                                               --------------    --------------
                  Total assets                                                       $153,263          $136,839
                                                                               ==============    ==============


                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt                                              $   6,263         $   4,211
  Accounts payable                                                                      5,705             6,796
  Accrued salaries and related employee benefits                                        4,788             4,396
  Restructuring and other nonrecurring liabilities                                        764             3,667
  Other current liabilities                                                             3,996             3,270
                                                                               --------------    --------------
              Total current liabilities                                                21,516            22,340

Long-term debt, net of current portion                                                 78,793            85,311
Other noncurrent liabilities                                                            2,382             3,095

Commitments and contingencies

Stockholders' equity:
  Preferred stock  (undesignated),  no par value,  10,000 shares authorized;
   no shares issued and outstanding                                                       -                 -
  Common stock, no par value,  20,000 shares authorized;  9,221 and 9,856 shares
   issued, 9,129 and 9,764 outstanding, respectively                                   43,927            44,296
  Retained earnings (accumulated deficit)                                               6,645           (18,203)
                                                                               --------------    --------------
  Total stockholders' equity                                                           50,572            26,093
                                                                               --------------    --------------
      Total liabilities and stockholders' equity                                     $153,263          $136,839
                                                                               ==============    ==============


         The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                            Year ended June 30,
                                                               -----------------------------------------------
                                                                    1996            1997            1998
                                                                    ----            ----            ----
Net revenues                                                         $ 95,878      $ 150,232        $ 174,335

Operating costs and expenses:
 Patient care costs:
     Professional care and product costs                               45,121         69,521           79,280
     Depreciation on equipment held for rental                          1,091          2,297            3,428
                                                               ---------------  -------------  ---------------
       Total patient care costs                                        46,212         71,818           82,708

   General and administrative                                          36,100         54,254           70,828
   Provision for doubtful accounts                                      3,464          8,431            7,271
   Depreciation                                                           899          1,524            2,437
   Amortization                                                         1,021          2,346            2,861
 Interest, net                                                          1,579          3,849            7,508
 Merger and other nonrecurring                                            913          3,009            6,370
 Writedown of goodwill                                               -               -                 23,516
                                                               ---------------  -------------  ---------------

       Total operating costs and expenses                              90,188        145,231          203,449
                                                               ---------------  -------------  ---------------

Income (loss) before income taxes and extraordinary item                5,690          5,001          (29,164)

Provision (benefit) for income taxes                                    2,396          2,187           (4,316)
                                                               ---------------  -------------  ---------------

Income (loss) before extraordinary item                                 3,294          2,814          (24,848)

 Extraordinary loss on debt redemption, net                             1,161        -                -
                                                               ---------------  -------------  ---------------
       Net income (loss)                                             $  2,133      $   2,814        $ (24,848)
                                                               ===============  =============  ===============

Other data, including per share data:
   Basic per share data:
     Weighted average shares outstanding                                6,535          8,549            9,316
                                                               ===============  =============  ===============
     Earnings (loss) per share                                          $0.19          $0.33           $(2.67)
                                                               ===============  =============  ===============

   Diluted per share data:
     Weighted average shares outstanding                                6,653          8,687            9,316
                                                               ===============  =============  ===============
     Earnings (loss) per share                                          $0.18          $0.32           $(2.67)
                                                               ===============  =============  ===============

         The accompanying notes are an integral part of the consolidated financial statements.

            HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                   Year ended June 30,
                                                                          ----------------------------------------
                                                                              1996         1997         1998
                                                                              ----         ----         ----
Cash flows provided by (used in) operating activities:
  Net income (loss)                                                       $  2,133    $   2,814       $(24,848)
  Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
    Depreciation, amortization and other                                     3,195        6,210           8,726
    Provision for doubtful accounts                                          3,464        8,431           7,271
    Writedown of goodwill                                                   -           -                23,516
    Deferred income taxes                                                      (28)          65          (2,131)
    Other                                                                    1,784          318             557
   Net changes in certain assets and liabilities, net of acquisitions:
      Accounts receivable                                                  (12,085)     (27,550)        (10,456)
      Inventories                                                             (452)        (438)          1,005
      Prepaid expenses and other current assets                               (221)        (216)         (2,870)
      Accounts payable, accrued expenses and other                            (712)      (2,801)            (27)
      Restructuring and other nonrecurring liabilities                      -           -                 3,039
                                                                          --------     --------        --------
         Net cash flows provided by (used in) operating
           activities                                                       (2,646)     (14,340)          3,782
                                                                          --------     --------        --------

Cash flows used in investing activities:
      Purchases of property and equipment                                   (3,346)      (3,789)         (2,753)
      Cash paid for acquisitions, net of cash acquired                     (15,693)     (37,542)         (1,835)
      Other, net                                                              (399)        (979)           (349)
                                                                          --------     --------        --------
         Net cash flows used in investing activities                       (19,438)     (42,310)         (4,937)
                                                                          --------     --------        --------

Cash flows provided by (used in) financing activities:
      Proceeds from long-term debt                                          23,730       60,277           8,610
      Repayments of long-term debt                                         (15,591)      (4,602)         (6,366)
      Proceeds from bridge financing                                        13,000        -              -
      Repayment of bridge financing                                        (13,000)       -              -
      Repayment of debt with Offering proceeds                              (9,984)       -              -
      Payment of deferred financing fees                                      (200)        (287)           (263)
      Repayment of  preferred stock and preferred stock
           dividends                                                          (607)       -              -
      Proceeds from issuance of common stock                                24,778           31             349
                                                                          --------     --------        --------
         Net cash flows provided by financing activities                    22,126       55,419           2,330
                                                                          --------     --------        --------

Net increase (decrease) in cash and cash equivalents                            42       (1,231)          1,175
Cash and cash equivalents, beginning of year                                 1,653        1,695             464
                                                                          --------     --------        --------
Cash and cash equivalents, end of year                                     $ 1,695     $    464          $1,639
                                                                          ========     ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (in thousands)

                                                                                                   Retained
                                                                                 Additional        Earnings
                                    Class A and B           Common Stock,         Paid-in        (Accumulated
                                     Common Stock              no par             Capital          Deficit)
                                 ---------------------  ----------------------  -------------   ----------------
                                  Shares     Amount      Shares      Amount
                                 ---------  ----------  ----------  ----------
Balance at June 30, 1995            2,634        $264         185      $ -             $2,394            $2,607
  Exercise of options and
    warrants                          194          19         231         190              22
  Issuance of warrants              -           -           -           -               1,192           -
  Recapitalization                 (2,828)       (283)      3,465       4,713          (3,504)          -
  Issuance of common stock          -           -           3,794      25,822         -                 -
  Conversion  of  subordinated
    note                            -           -             400       3,000         -                 -
  Write-off of Series C
    preferred stock discount        -           -           -           -             -                    (786)
  Preferred stock
    dividends                       -           -           -           -             -                    (117)
  Forgiveness of
    shareholder loan                -           -           -           -             -                 -
  Net income                        -           -           -           -             -                   2,133
                                 ---------  ----------  ----------  ----------  --------------  ----------------
Balance at June 30, 1996            -           -           8,075      33,725             104             3,837
  Preferred stock dividends         -           -           -           -             -                      (6)
  Exercise of stock options         -           -              23          31         -                -
  Issuance of common stock          -           -             661       6,379         -                -
  Forgiveness of shareholder
    loan                            -           -           -           -             -                -
  Exchange of preferred shares      -           -              81       1,250         -                -
  Conversion of notes to common
    stock                           -           -             189       2,042            (104)         -
  Expiration of redemption
    requirement                     -           -             100         500         -                -
  Net income                        -           -           -           -             -                   2,814
                                 ---------  ----------  ----------  ----------  --------------  ----------------
Balance at June 30, 1997            -           -           9,129      43,927         -                   6,645
  Exercise of stock options         -           -              50         349         -                -
  Issuance of common stock          -           -             585          20         -                -
  Net loss                          -           -           -           -             -                 (24,848)
                                 ---------  ----------  ----------  ----------  --------------  ----------------
Balance at June 30, 1998            -         $ -           9,764     $44,296       $ -                $(18,203)
                                 =========  ==========  ==========  ==========  ==============  ================
                                                    Stock
                                   Treasury     Subscriptions
                                     Stock        Receivable        Total
                                  -----------  ----------------  -----------
Balance at June 30, 1995            $(291)             $(36)       $4,938
  Exercise of options and
    warrants                                                          231
  Issuance of warrants              -               -               1,192
  Recapitalization                    291           -               1,217
  Issuance of common stock          -               -              25,822
  Conversion  of  subordinated
    note                            -               -               3,000
  Write-off of Series C
    preferred stock discount        -               -                (786)
  Preferred stock
    dividends                       -               -                (117)
  Forgiveness of
    shareholder loan                -                    18            18
  Net income                        -               -               2,133
                                 ----------   ---------------  -----------
Balance at June 30, 1996            -                   (18)       37,648
  Preferred stock dividends         -               -                  (6)
  Exercise of stock options         -               -                  31
  Issuance of common stock          -               -               6,379
  Forgiveness of shareholder
    loan                            -                    18            18
  Exchange of preferred shares      -               -               1,250
  Conversion of notes to common
    stock                           -               -               1,938
  Expiration of redemption
    requirement                     -               -                 500
  Net income                        -               -               2,814
                                 ----------   ---------------  -----------
Balance at June 30, 1997            -               -              50,572
  Exercise of stock options         -               -                 349
  Issuance of common stock          -               -                  20
  Net loss                          -               -             (24,848)
                                 ----------   ---------------  -----------
Balance at June 30, 1998          $ -             $ -             $26,093
                                 ==========   ===============  ===========

         The accompanying notes are an integral part of the consolidated financial statements.

HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

         Basis of Presentation

         The consolidated financial statements include the accounts of Home Health Corporation of America, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The Company's financial reporting year represents a fiscal year of twelve calendar months ending on June 30. Information included in these notes represents fiscal years unless otherwise noted.

         Net Revenues

         The Company is paid for its services primarily by Medicare, managed care companies, commercial insurance companies, state Medicaid programs and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third-party payment arrangements are recorded when the services are rendered. The allowance for doubtful accounts principally consists of an estimate of amounts that may prove to be uncollectible. Payments received by the Company under Medicare and Medicaid programs are based upon reimbursement of reasonable cost or a predetermined specific fee structure. Reimbursable costs differing from the Company's preliminary authorized payment rates for nursing services under the Medicare and Medicaid programs are recognized as receivables or payables in the period in which the costs are incurred. Adjustments to reimbursable costs resulting from settlements of third-party payor cost reports are recognized in the period of settlement. Approximately 62%, 61% and 61% of the Company's net revenues in fiscal 1996, 1997 and 1998, respectively, are from participation in Medicare and state Medicaid programs. The Company does not believe there are any significant credit risks associated with receivables from Medicare and Medicaid.

         At June 30, 1997 and 1998, respectively, 49% and 40% of net accounts receivable was due from Medicare and Medicaid. The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. Management provides an allowance for estimated amounts that may prove to be uncollectible.

         Cash and Cash Equivalents

         All investments purchased with original maturities of three months or less are considered cash equivalents.

         Inventories

         Inventories are carried at the lower of cost or market, with cost determined using the average cost method, and is principally comprised of medical supplies.

            HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Property and Equipment

         Property and equipment, which includes equipment held for rental, are recorded at cost or respective fair market value at the time of acquisition and include expenditures for major renewals and betterments. Equipment under capital leases are stated at net present value of the minimum lease payments at the inception of the lease. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or lease terms for leasehold improvements and equipment under capital leases. Upon retirement or other disposition, the cost and the related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

         Goodwill

         Goodwill arises from acquisitions and represents the excess of purchase price over net identifiable acquired assets, and is amortized on a straight-line basis over 20 to 25 years.

         Upon occurrence of a possible impairment event, management evaluates the recoverability of goodwill using certain financial indicators such as historical and future ability to generate income from operations. The Company's policy is to record an impairment loss against the net unamortized cost of the asset in the period when it is determined that the carrying amount of the asset may not be recoverable. Some indications of possible impairment events include factors such as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows would become less than the carrying amount of the asset. The Company recorded a writedown of goodwill of $23.5 million during fiscal 1998. See note 2.

         Income Taxes

         The Company files a consolidated tax return with its subsidiaries for federal tax purposes and on a separate Company basis for state tax purposes. Deferred income taxes are provided using the asset and liability method for temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

         Earnings Per Share

         The Company adopted Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share," during fiscal 1998. This statement establishes standards for computing and presenting earnings per share. Basic earnings per share is calculated using the average shares of common stock outstanding while diluted earnings per share reflects the potential dilution that could occur if stock options were exercised. The adoption of SFAS 128 did not have a material effect on the Company's earnings per share. Earnings per share and common shares outstanding for fiscal 1996 and 1997 have been restated for comparative purposes.

         The following table indicates a reconciliation of the numerator and denominator in calculating earnings (loss) per share for the periods presented:

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                      1996         1996 (1)          1997               1998
                                                   -----------    -----------     -----------       -------------
Net income (loss)                                     $ 3,294         $2,133          $2,814           $(24,848)
Write-off of discount on preferred stock                 (787)          (787)               -                   -
Dividends on preferred stock                             (117)          (117)             (6)                   -
                                                   -----------    -----------     -----------       -------------
Net income (loss) used for  calculation  of basic
  and diluted income (loss) per share                  $2,390         $1,229          $2,808           $(24,848)
                                                   ===========    ===========     ===========       =============

Weighted average number of common shares outstanding
  used for calculation of basic income (loss)
  per share                                             6,535          6,535           8,549              9,316
Stock options and warrants assumed outstanding
  during the period                                       118            118             138                   -
                                                   -----------     ----------     -----------       -------------
Weighted average number of common shares used
for calculation of diluted income (loss) per
share                                                   6,653          6,653           8,687              9,316
                                                   ===========    ===========     ===========       =============

(1) Net income reduced to reflect extraordinary loss of $1.2 million on early extinguishment of indebtedness.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

         Recent Accounting Pronouncements

         In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. Additionally, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires disclosures in financial statements based on management's approach to segment reporting and industry requirements to report selected segment information, disclosures about products and services and major customers, on a quarterly basis. The Company will be required to adopt SFAS 130 and 131 during fiscal 1999. The impact of these new standards on the Company's future financial statements and disclosures has not been determined.

2. Medicare Reimbursement Reductions and Related Restructuring

         In August 1997, Congress approved the Balanced Budget Act of 1997 (the "Budget Act"). The Budget Act established an interim payment system (the "IPS") that provided for the lowering of reimbursement limits for home health nursing visits. The Budget Act also provided for a 25% reduction in home oxygen reimbursement from the 1997 fee schedule, effective January 1, 1998, and a further reduction

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of 5% effective January 1, 1999. Compounding these reductions was a freeze on consumer price index increases in oxygen reimbursement rates until the year 2003. These changes in reimbursement have had and are expected to continue to have a significant impact on the Company's current and future operations.

         In an effort to reduce operating costs and respond to the above reductions in Medicare reimbursement, the Company implemented a restructuring plan during fiscal 1998. This plan, which included cost reduction and office consolidation initiatives, as well as management's assessment of the continuing value of goodwill under the changing reimbursement environment, resulted in pre-tax accounting charges aggregating $28.7 million during fiscal 1998 which were comprised of a writedown of goodwill of $23.5 million and restructuring costs of $5.2 million.

         The writedown of goodwill was required based upon the estimated impact of the announced reductions in Medicare oxygen reimbursement and the expected impact of the IPS on the Company's continuing operations. The writedown was comprised of $9.0 million related to certain durable medical equipment, respiratory therapy, and infusion therapy companies and $14.5 million related to certain Medicare cost-reimbursed nursing agencies.

         The restructuring costs of $5.2 million were principally comprised of
(i) the closure and consolidation of certain branch locations, including the accrual of estimated facility exit costs and future lease costs, the write-off of leasehold improvements and other exit costs; and (ii) estimated employee severance costs in connection with the related termination of employees, including certain former owners of businesses acquired. The initial phase of the restructuring plan was substantially implemented by June 30, 1998. The final phase is expected to be completed by December 1998. The cash portion of the pre-tax accounting charge is estimated to be approximately $5.1 million. Approximately $1.5 million was charged against the related accruals during fiscal 1998. The restructuring costs were included in merger and other nonrecurring expenses in the fiscal 1998 consolidated statement of operations.

3.  Acquisitions

         There were no acquisitions consummated during fiscal 1998. The purchase prices for the acquisitions prior to fiscal 1998 accounted for as purchases were allocated to identifiable assets, principally accounts receivable, equipment and inventory. The results of operations for these acquisitions were included from their respective acquisition dates.

         During September 1997 the Company entered into a definitive agreement for the acquisition through merger of U.S. HomeCare Corporation ("USHO"). During February 1998 the Company and USHO agreed to the termination of the proposed merger. Deferred acquisition costs of $1.2 million associated with this proposed merger were written-off during fiscal 1998 and included in merger and other nonrecurring expenses in the fiscal 1998 consolidated statement of operations.

         Fiscal 1997 Acquisitions

         Pooling Transaction

         On November 12, 1996, the Company acquired Home Health Systems, Inc. ("HHSI") in a merger transaction. HHSI was a provider of durable medical equipment and infusion and respiratory therapy

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


services, with operations in New Jersey, Pennsylvania, Maryland and Illinois. The Company issued 455,000 shares of its Common Stock, net of shares that are treated similarly to treasury shares for accounting purposes, in exchange for all the issued and outstanding shares of HHSI. Merger costs of $1.6 million resulting from this acquisition were recorded during fiscal 1997 and were reflected in merger and other nonrecurring expenses in the fiscal 1997 consolidated statement of operations. The Company's consolidated financial statements and related notes thereto have been restated to combine the accounts and operations of HHSI with those of the Company for all periods presented.

         Purchase Transactions

         The Company consummated ten acquisitions during fiscal 1997. The Company entered the Texas and New England regions with five acquisitions, expanding its operations into Texas, Massachusetts, New Hampshire, Rhode Island and Maine. Additionally, the Company expanded its ongoing operations in Pennsylvania, New Jersey, Maryland and the Tampa/St. Petersburg, Florida market with five acquisitions. The acquisitions in fiscal 1997 included nursing and related patient services, infusion therapy, durable medical equipment and respiratory services. The aggregate consideration paid and debt assumed in these acquisitions was $52.0 million, the cash portion of which was funded through borrowings under the senior credit facility.

         The Company is required to make certain payments to former owners of businesses acquired in prior periods, as part of the consideration paid for the acquisitions. During fiscal 1998, the Company paid $1.8 million in additional consideration for certain acquisitions completed in prior periods. Amounts to be paid in cash during fiscal 1999 in connection with acquisitions completed in prior periods approximate $2.1 million. Additional amounts aggregating $2.1 million may be paid in the form of the Company's common stock to certain former owners through fiscal 2000 in connection with earnouts related to businesses acquired by the Company.

         During fiscal 1998 the Company issued 579,901 additional shares in connection with an acquisition completed in fiscal 1997.

         The former owners of a business acquired by the Company commenced litigation against the Company during the fourth quarter of fiscal 1998 for nonperformance under certain provisions of the acquisition documents. See note 8.

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with the acquisitions, payment of which is prohibited by the Company's senior credit facility. See note 5.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.  Property and Equipment

At June 30, 1997 and 1998, property and equipment consisted of:

                                                                               1997                1998
                                                                          ---------------     ---------------
                                                                                (amounts in thousands)
Equipment held for rental                                                       $ 16,221            $ 17,121
Capitalized leases                                                                 5,279               7,245
Furniture, fixtures and equipment                                                  6,616               7,356
Leasehold improvements                                                               756                 883
                                                                          ---------------     ---------------
                                                                                  28,872              32,605
Less accumulated depreciation                                                     10,611              15,869
                                                                          ---------------     ---------------
                                                                                $ 18,261            $ 16,736
                                                                          ===============     ===============

5.   Long-term Debt

At June 30, 1997 and 1998, long-term debt consisted of:
                                                                               1997                1998
                                                                          ---------------     ---------------
                                                                                (amounts in thousands)
Senior Credit Facility:
   Working capital                                                              $ 29,668            $ 38,278
   Acquisitions                                                                   42,458              42,458
Sellers notes with interest rates of approximately 8%,
   principal and interest due monthly through fiscal year 2000                     7,273               2,663
Other debt, principally capital leases, rates generally fixed
   from 8.5% to 18% through fiscal year 2003                                       5,657               6,123
                                                                          ---------------     ---------------
                                                                                  85,056              89,522
Less current maturities                                                            6,263               4,211
                                                                          ---------------     ---------------
                                                                                $ 78,793            $ 85,311
                                                                          ===============     ===============


         Senior Credit Facility

         On September 23, 1998, the Company and its lenders amended the Company's senior credit facility (the "Credit Facility"). The Credit Facility, as amended, limits the maximum amount of borrowings under the Credit Facility to $83.4 million, provides for temporary borrowings under the Credit Facility of up to $1.4 million through December 31, 1998 for payroll and related costs, prohibits the Company from making certain subordinated payments to former owners of acquired businesses and restricts the Company's ability to engage in acquisitions. The Credit Facility further limits, under certain circumstances, the Company's ability to incur additional indebtedness, sell material assets, prohibits payment of dividends and also requires the Company to meet or exceed certain coverage, leverage and indebtedness ratios. The amendment to the Credit Facility on September 23, 1998 waived the Company's compliance with certain covenant requirements as of June 30, 1998 and amended certain covenant requirements for future periods. Other amendments to the Credit Facility during February and May 1998 waived and amended certain covenant requirements as of December 31, 1997 and March 31, 1998, respectively. On September 23, 1998, the Company had $83.4 million outstanding under the Credit Facility bearing interest at a weighted average

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


interest rate of 8.8%, and also, $3.4 million of cash on hand. Indebtedness under the Credit Facility is collateralized by substantially all of the assets of the Company, subject to certain permitted liens and exceptions.

         Funds advanced under the Credit Facility bear interest on the outstanding principal at a fluctuating rate based on either (i) the announced prime rate of the agent bank plus the Company's margin (the "Prime Rate") or
(ii) the London Interbank Borrowing Rate, as elected from time to time by the Company, plus the Company's margin ("LIBOR"). Interest is payable monthly if a rate based on the Prime Rate is elected or at the end of the LIBOR period (but in any event not to exceed one-month) if a rate based on LIBOR is elected. As of June 30, 1998, all borrowings outstanding under the Credit Facility bore interest at the weighted average LIBOR rate of 8.5%. After the Amendment, the Prime and LIBOR Rates applicable to the Company's borrowings under the Credit Facility were 10.25% and 8.8%, respectively, including the Company's margin.

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with acquisitions, payment of which is currently prohibited by the Credit Facility. Such amounts aggregated $4.8 million at June 30, 1998, excluding related interest. The payment of these amounts are subordinated to the rights of the senior lenders under the Credit Facility and, as such, certain of the former owners are not permitted under the related subordination agreements to demand payment from the Company until all amounts outstanding under the Credit Facility have been repaid. The Company is required by the Credit Facility to use its best efforts to convert these amounts to equity. The Company believes the ultimate outcome of these pending or threatened legal actions will not have a material adverse effect on the Company's financial condition or results of operations.

         Maturities of long-term debt, including capitalized lease obligations, for the next five fiscal years are as follows:

                              Fiscal year ended
                              June 30
                              ---------------------
                                              (amounts in thousands)
                              1999                          $  4,211
                              2000                            82,895
                              2001                             1,577
                              2002                               668
                              2003                               171
                                                            --------
                                                            $ 89,522
                                                            ========


         Interest Rate Swap Agreement

         In April 1997, the Company entered into a two-year convertible interest rate cap agreement with a financing institution. After the first year of the agreement, the financing institution exercised its conversion option and converted the agreement to an interest rate swap agreement, effectively fixing the Company's annual interest expense at 6.2% on a notional amount of $11.0 million (the "Notional Amount"), and extending the term of the agreement through April 2000. The Company will be required to pay to the financing institution the difference between the three-month prevailing LIBOR rate (5.6% at June 30, 1998) and 6.2% on the Notional amount on a quarterly basis. The Company estimates this will result in additional

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


interest expense of approximately $60,000 annually, assuming the LIBOR rate at June 30, 1998 does not fluctuate during fiscal 1999.

Capital Stock

         Initial Public Offering

         On November 13, 1995, the Company completed the initial public offering of its stock (the "Offering"), pursuant to which the Company sold 3.5 million shares of common stock, no par value. The Offering resulted in net proceeds of $24.4 million to the Company before deduction of certain expenses payable by the Company. The Company used the net proceeds to repay the bridge financing incurred in connection with an acquisition in Tampa, Florida, senior subordinated indebtedness, a portion of the Senior Credit Facility and to redeem preferred stock. The Company recorded an extraordinary loss of $1.2 million in connection with this early extinguishment of indebtedness.

         On December 12, 1995, the underwriters in the Offering exercised their option to purchase additional shares of common stock, pursuant to which the Company sold 193,000 shares of common stock, no par value, resulting in net proceeds of approximately $1.3 million to the Company. These net proceeds were used for working capital purposes.

         Recapitalization

         Upon consummation of the Offering, the Company implemented a plan of recapitalization (the "Recapitalization") and amended its Articles of Incorporation to authorize the issuance of up to 20 million shares of no par value common stock and up to 10 million shares of preferred stock of such classes and series and with such voting powers, designations, preferences, rights and restrictions as may be established by the Board of Directors.

         Additionally, each share of the Company's Class A, B and C common stock outstanding prior to the Offering was canceled and exchanged for one share each of the Company's new no par value common stock. The Recapitalization also caused each share of the Company's Series A Preferred Stock held in the treasury before the Offering to be canceled, and provided for the redemption and cancellation of the Company's Series B and Series C Preferred Stock at their par values of $10 per share plus accrued and unpaid dividends, aggregating approximately $2.7 million.

7. Warrants and Options

         Warrants

         Warrants outstanding at June 30, 1998 permit the holders to purchase an aggregate of 25,000 shares of common stock for an exercise price of $2.54 per share. These warrants expire June 30, 2002.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Stock Option Plan

         In September 1995, the Company's stockholders approved the 1995 Amended and Restated Employee and Consultant Equity Plan (the "Option Plan") and authorized the reservation of up to 600,000 shares of the Company's common stock for issuance under this plan. The Company's stockholders also authorized an increase of 750,000 additional shares for issuance under the Option Plan during the fiscal 1997 annual stockholder meeting. The Option Plan replaced the amended and restated 1985 Incentive Compensation Plan (the "1985 Plan"). The Option Plan provides for the granting of options to purchase shares of the Company's common stock to officers, directors, employees and consultants of the Company. Options issued under the Option Plan may be qualified or non-qualified grants. The exercise price of qualified option grants cannot be less than 100% of the fair market value of the shares on the date of grant. Options generally vest over a three-year period and generally expire between five to ten years from the date of grant.

         The following is a summary of option transactions and exercise prices for the periods presented:

                                                                       Price per share
                                                          ------------------------------------------
                                                              Weighted
                                            Options            Average                 Range
                                         --------------   -----------------   -----------------------
                                                (amounts in thousands, except per share data)
Outstanding at June 30, 1995                        62               $1.63            $1.00 to $3.00
   Granted                                         294               $7.84           $7.50 to $10.00
   Exercised                                       (27)              $2.45            $1.00 to $3.00
                                         --------------   -----------------   -----------------------
Outstanding at June 30, 1996                       329               $7.11           $1.00 to $10.00
   Granted                                         349              $11.18           $9.50 to $13.00
   Exercised                                       (23)              $1.33            $1.00 to $7.50
   Canceled                                        (43)              $9.67           $7.50 to $11.00
                                         --------------   -----------------   -----------------------
Outstanding at June 30, 1997                       612               $9.47           $1.00 to $13.00
   Granted                                         341               $7.27           $4.56 to $14.75
   Canceled                                       (330)              $9.54           $1.00 to $13.00
   Exercised                                       (50)              $6.92            $1.00 to $9.00
                                         --------------   -----------------   -----------------------
Outstanding at June 30, 1998                       573               $7.24           $1.00 to $13.00
                                         ==============   =================   =======================
Exercisable at June 30, 1998                       123               $5.32           $1.00 to $13.00
                                         ==============   =================   =======================


         Options exercisable at June 30, 1998 include 3,334 options issued under the 1985 Plan exercisable at $1.00 per share which expire in June 2005. The remaining options exercisable at June 30, 1998 are exercisable at a weighted average price of $5.71 per share and expire from November 2000 through February 2008.

         No compensation cost has been recognized for options granted under the Option Plan as the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, "Stock Based Compensation" ("SFAS 123") during fiscal 1997. Under SFAS 123, compensation cost of $915,000 and $1.1 million would have been recorded in fiscal 1997 and 1998, respectively, for the Company's Option Plan based upon the fair value of the option awards. Earnings
(loss) per share would have

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


been $0.22 and ($2.75) in fiscal 1997 and 1998, respectively, under SFAS 123. No compensation cost would have resulted in fiscal 1996. The fair value determination was calculated using the Black-Scholes option pricing model to value all stock options granted since July 1, 1994, using the following assumptions, and assuming no dividends:

                                        Weighted                                  Expected
                                    average risk free           Expected          life of
     Fiscal Year Issued               interest rate            volatility         options
------------------------------    ----------------------     -------------    ---------------
            1994                                    4.6%              -  %                 3
            1995                                    5.0               -                    7
            1996                                    6.0              64.3                  7
            1997                                    6.7              59.4                  7
            1998                                    5.9              69.2                  6


8. Commitments and Contingencies

         The Company leases certain office facilities and other equipment under noncancelable leases for terms ranging from one to six years with certain renewal options. Future minimum lease payments under these leases for the next five years are as follows:

                                                                                     Noncancelable
                                                                  Capital             Operating
                                                                  Leases               Leases
                                                               -------------     --------------------
                                                                      (amounts in thousands)
            1999                                                     $1,915                   $2,649
            2000                                                      1,840                    2,213
            2001                                                      1,651                    1,551
            2002                                                        718                      899
            2003                                                        172                      724
                                                               -------------     --------------------
            Total minimum lease payments                              6,296                   $8,036
                                                                                 ====================
            Less amount representing interest                           483
                                                               -------------
            Present  value of net minimum  future  capital
            lease payments                                           $5,813
                                                               =============


         Total rent expense under cancelable and noncancelable operating leases amounted to $3.4 million, $4.7 million and $5.4 million for fiscal 1996, 1997 and 1998, respectively, including rent expense on equipment which is subleased to patients and included in patient care costs of $1.5 million, $1.8 million and $1.5 million, respectively.

         The Company has employment agreements with four officers which expire through July 2001. These agreements provide for, among other things, total annual base compensation of $751,000.

         The Company maintains medical malpractice and general liability insurance coverage through non-captive insurance companies. Additionally, the Company has self-insurance trusts for employee health

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


insurance and workers compensation claims in certain states. The Company establishes reserves for claims incurred during the fiscal year but not reported until subsequent fiscal periods.

         On February 19, 1998, a shareholder commenced litigation against the Company and certain named officers of the Company. In the lawsuit, entitled Koenig v. Feldman, et al. which was filed in the United States District Court for the Eastern District of Pennsylvania, the plaintiff alleges that the defendants, in violation of federal securities laws, engaged in a scheme to artificially inflate and maintain the market price of the Company's common stock by, among other things, making false and misleading statements or failing to disclose material facts in documents filed with the Securities and Exchange Commission or in press releases issued by the Company, particularly with respect to the Company's efforts to obtain timely payment for the Company's products and services and the Company's termination of business with certain managed care companies. The plaintiff, who filed the lawsuit on behalf of himself and all others similarly situated, seeks certification of the lawsuit as a class action on behalf of all persons who purchased the Company's common stock between September 3, 1997 and February 16, 1998. The Company believes that the lawsuit is without merit and is vigorously defending itself. A motion filed by the Company to dismiss the lawsuit is currently pending with the court.

         On June 8, 1998, certain former owners of a business acquired by the Company commenced litigation against the Company and certain named officers of the Company. This lawsuit was filed in federal court in Boston, Massachusetts. Among other claims, the plaintiffs allege that delays in the issuance and registration of shares pursuant to a formula in a Subscription Agreement between the former owners and the Company has resulted in damages, including a loss in excess of $1 million. The claims are for breach of contract, breach of good faith and fair dealing, misrepresentation, fraudulent inducement and violation of the Massachusetts Unfair and Deceptive Trade Practices Act. As relief, the plaintiffs seek specific performance of the Subscription Agreement, consequential damages resulting from the alleged breaches, a declaratory judgment, punitive damages for the fraud base claims and an award of costs and attorneys fees. The Company intends to vigorously defend against these claims, and has filed a motion to dismiss or alternatively to transfer the action, which is presently pending with the Court.

         Certain former owners of businesses acquired by the Company have commenced or threatened legal proceedings against the Company for non-payment of certain amounts in connection with the acquisitions, payment of which is prohibited by the Company's senior credit facility. See note 5.

         The Company is a party to certain other legal actions arising in the ordinary course of business.

         The Company believes it has adequate legal defenses and/or insurance coverage for the above actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

9.   Employee Benefit Plans

         The Company terminated its profit-sharing plan during fiscal 1998. As a result, participants' account balances under the plan became fully-vested immediately. The Company is in the process of distributing the assets to the plan participants and is not entitled to receive any distributions or residual balance under the plan.

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company provides a defined contribution 401(k) plan available to substantially all employees who become eligible to participate in the plan. The Company does not make contributions under this plan.

10.   Income Taxes

         The provision (benefit) for income taxes for the following fiscal years consisted of:

                                                             1996              1997               1998
                                                        ---------------    --------------     --------------
                                                                        (amounts in thousands)
           Currently payable (receivable):
             Federal                                          $  2,084           $ 2,274           $(1,294)
             State                                                 341               132                16
                                                        ---------------    --------------     --------------
                                                                 2,425             2,406            (1,278)
                                                        ---------------    --------------     --------------
           Deferred:
             Federal                                               (78)             (202)           (2,963)
             State                                                  49               (17)              (75)
                                                        ---------------    --------------     --------------
                                                                   (29)             (219)           (3,038)
                                                        ---------------    --------------     --------------
                                                              $  2,396           $ 2,187           $(4,316)
                                                        ===============    ==============     ==============

         A reconciliation of the U.S. Federal income tax rate to the effective tax rate is as follows:

                                                                     1996            1997            1998
                                                                 -------------   -------------    ------------
             U.S. Federal income tax rate                                 34%             34%            (34%)
             State income taxes, net of Federal
               income tax benefit                                          5               3               1
             Other, principally nondeductible goodwill                     3               7              18
                                                                 -------------   -------------    -------------
             Effective income tax rate                                    42%             44%            (15%)
                                                                 =============   =============    ============

         Deferred tax assets (liabilities) were comprised of the following:

                                                         1997                   1998
                                                    ----------------      -----------------
                                                            (amounts in thousands)
             Accounts receivable                           $  1,786               $  2,153
             Net operating losses                                50                  1,045
             Depreciation and amortization                        -                    398
             Restructuring and other nonrecurring                 -                    241
             Other                                              256                    160
                                                   -----------------     ------------------
               Gross deferred tax assets                      2,092                  3,997
                                                   -----------------     ------------------
             Depreciation and amortization                   (1,269)                    -
             Other                                              (73)                   (73)
                                                   -----------------     ------------------
               Gross deferred tax liabilities                (1,342)                   (73)
                                                   -----------------     ------------------
             Valuation allowance                                (50)                (1,045)
                                                   -----------------     ------------------
                 Net deferred tax asset                    $    700             $    2,879
                                                   =================     ==================


           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Deferred tax assets and liabilities included in the balance sheets as of the periods presented were as follows:

                                                                      1997                  1998
                                                                -----------------     ------------------
                                                                        (amounts in thousands)
             Net deferred tax assets, current                         $  1,973            $     2,486
             Net deferred tax assets, noncurrent                     -                            393
             Net deferred tax liabilities, noncurrent                    1,273              -
                                                                -----------------     ------------------
                 Net deferred tax asset                               $    700            $     2,879
                                                                =================     ==================

         At June 30, 1998, certain of the Company's subsidiaries had state net operating loss ("NOLs") carryforwards aggregating $19.7 million with varying expiration dates. The Company has recorded a full valuation allowance against these NOLs.

11.   Supplemental Cash Flow Information

      Supplemental disclosure of cash flow information

                                                                                   1996              1997             1998
                                                                               --------------    -------------    --------------
                                                                                             (amounts in thousands)
Cash paid during the year for:
  Interest                                                                          $  1,646         $  3,274           $ 8,028
                                                                               ==============    ==============   ==============
  Income taxes                                                                      $  1,433         $  2,135           $   696
                                                                               ==============    =============    ==============

Noncash investing and financing activities:
  Accrued dividends on preferred stock                                              $     67         $      6           -
                                                                               ==============    =============    ==============
  Capital lease obligations incurred                                                $    895         $  1,433          $  2,222
                                                                               ==============    =============    ==============
  Issuance of warrants in connection with debt                                      $  1,192          -                 -
                                                                               ==============    =============    ==============
  Conversion of subordinated note to stock                                          $  3,000          -                 -
                                                                               ==============    =============    ==============
  Write-off of Series C preferred stock discount                                    $    787          -                 -
                                                                               ==============    =============    ==============

Acquisitions:
  Assets acquired and amounts paid to former owners
                                                                                   $  24,828         $ 61,457          $  1,835
  Less:
    Liabilities assumed and acquisition costs                                          2,391           11,335           -
    Issuance  of  subordinated   seller  notes  and   subordinated
      convertible note                                                                 5,400            6,201           -
    Issuance of common stock                                                           1,275            6,379           -
    Capital lease obligations assumed                                                     69          -                 -
                                                                               --------------    -------------    --------------
      Cash paid, net of cash acquired                                              $  15,693         $ 37,542          $  1,835
                                                                               ==============    =============    ==============


           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       1996              1997             1998
                                                                   --------------    -------------    --------------
                                                                                (amounts in thousands)
Conversion of HHSI convertible notes into the Company's common stock:
 Common stock, no par                                                         -       $    2,042                 -
 Additional paid-in capital                                                   -            (104)                 -
                                                                   --------------    -------------    --------------
                                                                              -       $    1,938                 -
                                                                   ==============    =============    ==============
Exchange of HHSI preferred stock for the Company's common
      stock                                                                   -       $    1,250                 -
                                                                   ==============    =============    ==============

Recapitalization:
  Class A and B common stock                                         $    (280)                -                 -
  Class C common stock                                                  (1,217)                -                 -
  Redeemable Class B common stock                                         (500)                -                 -
  Additional paid-in capital                                            (3,504)                -                 -
  Treasury stock                                                           291                 -                 -
  Redeemable common stock, no par value                                    500                 -                 -
  Common stock, no par value                                             4,713                 -                 -
                                                                   --------------    -------------    --------------
                                                                              -                -                 -
                                                                   ==============    =============    ==============


12.       Fourth Quarter Events

         The fourth quarter of fiscal 1998 included a pre-tax provision of $1.2 million for accounts receivable due from the Allegheny Health, Education and Research Foundation ("AHERF") which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 1998. Due to the uncertainty of the outcome of AHERF's bankruptcy proceedings, the Company recorded a reserve for the entire amount of the pre-bankruptcy receivable. The Company is reimbursed by AHERF for post-bankruptcy services on a pre-pay basis. This amount is included in provision for doubtful accounts in the accompanying 1998 consolidated statement of operations.

         The fourth quarter of fiscal 1998 also included a $1.5 million charge in connection with the Company's restructuring initiatives. See note 2.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution
             -------------------------------------------

                           Filing Fees               $      64
                           Attorney Fees                10,000
                           Accounting Fees               6,000
                           Printing Fees                 5,000
                                                     -----------
                                                     $  21,064


Item 14.     Indemnification of Directors and Officers
             -----------------------------------------

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended, (the "BCL"), contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a part by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

         Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

         Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the BCL.

         Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         HHCA's Amended and Restated Bylaws provide in general that HHCA shall indemnify its officers and directors to the fullest extent authorized by law.

         HHCA currently has directors' and officers' liability insurance which covers certain liabilities, including liabilities to HHCA and its shareholders, in the amount of $1.0 million.

Item 15.     Recent Sales of Unregistered Securities
             ---------------------------------------

Issuance of Unregistered Securities

         Between fiscal 1996 and 1997 HHCA completed eleven acquisitions for which it issued shares of its common stock as certain of the consideration for the securities or assets acquired in each of the acquisitions. There were no acquisitions during fiscal 1998, however, HHCA was required to issue shares during fiscal 1998 as additional consideration in connection with an acquisition in fiscal 1997. The shares issued in connection with these acquisitions were not registered under the Securities Act of 1933 (the "Act"), as amended, in reliance upon the exemption from such registration provided by Section 4(2) of the Act. The transactions in which the shares were issued and the aggregate number of shares issued in each transaction are set forth in the following table:

                                                                              Aggregate
       Issuance Date                        Acquisition                     Shares Issued
----------------------------    -------------------------------------    ---------------------
November 8, 1995                Preferred Diagnostics and Medical
                                 Services, Inc.                                       400,000
May 1, 1996                     Progressive Home Health                                46,939
May 1, 1996                     Dependable Nurses, Inc.                                38,462
May 1, 1996                     Mobilsonix, Inc.                                       16,000
August 5, 1996                  Dailey Resources, Ltd.                                 22,779
August 14, 1996                 National Home Infusion, Inc.                           38,483
October 1, 1996                 Medical Express, Inc.                                  38,540
November 12, 1996               Home Health Systems, Inc.                             455,238
December 1, 1996                R.S.D. Management, Inc.                                94,118
March 27, 1997                  Nahatan Drug, Inc.                                    380,048
April 9, 1997                   PDN, Inc./Medical I.V., Inc.                           84,243
March 30,  1998                 Nahatan Drug, Inc.                                    579,901


Item 16.     Exhibits and Financial Statement Schedules
             ------------------------------------------
(a)          Exhibits

Exhibit No.  Description
-----------
(a)   3.1    Amended and Restated Articles of Incorporation of the Company.
(a)   3.2    Amended and Restated Bylaws of the Company.
      5.1    Opinion of Blank Rome Comisky & McCauley LLP**
(b)  10.1    Stock Purchase Agreement among HHCA, Home Health Corporation of New
               Hampshire, Randy DiSalvo, R.S.D. Management Services, Inc., Nursing Services Home Care, Inc. and Nursing Services Home Care, Ltd .
(c)  10.2    Asset Acquisition Agreement Among Home Health Corporation of
               America, Inc. and its Nominees, LHS Holdings, Inc., Liberty Health Services, Inc., Nurses Today M/C, Inc. and Mark H. O'Brien.
(c)  10.3    Asset Acquisition Agreement Among Home Health Corporation of
               America, Inc. and its Nominees, PDN, Inc., Medical I.V., Inc. and Mark H. O'Brien .

(c)  10.4    Indemnification Agreement Among Home Health Corporation of America,
               Inc. and its Nominees, LHS Holdings, Inc., Liberty Health Services, Inc., Nurses Today M/C, Inc., PDN, Inc., Medical I.V., Inc. and Mark H. O'Brien.
(a)  10.5    Asset Acquisition Agreement among Home Care Medical Supply and
               Equipment, Inc., Alpha Home Care Services, Inc., Joel Schreiber, and Joseph J. D'Alessandro, including schedules and exhibits thereto.
(a)  10.6    Subordination Agreement among CoreStates Bank, N.A., Summit
               Ventures II, L.P., Summit Investors II, L.P., CoreStates Enterprise Fund, and Alpha Home Care Services, Inc .
(a)  10.7    Stock Purchase Agreement by and between Home Health Corporation of
               Delaware, Inc., William Moses, Milton Altshuler, Steven R. Altshuler, and Jane Altshuler, relating to Delaware Acquisition.
(a)  10.8    Asset Acquisition Agreement between HHCDME, Inc., and Master
               Medical Supply Co., Inc., relating to Delaware Acquisition.
(a)  10.9    Asset Acquisition Agreement between HHCD, Inc., and Professional
               Home Health Care Agency, Inc., relating to Delaware Acquisition.
(a)  10.10   Indemnification Agreement relating to Delaware Acquisition.
(a)  10.11   Agreement among Home Health Care Corporation of Delaware, Inc.,
               HHCD, Inc., HHCDME, Inc., Master Medical Supply Co., Inc., Professional Home Health Services, Inc., Professional Home Health Care Agency, Inc., William Moses, Andra H. Moses, Steven R. Altshuler, and Jane Altshuler, relating to Delaware Acquisition
(a)  10.12   Full Payment Guaranty of the Company relating to Delaware
               Acquisition.
(a)  10.13   Subordination Agreement among CoreStates Bank, N.A., Summit
               Ventures II, L.P., Summit Investors II, L.P., CoreStates Enterprise Fund, and parties to Delaware Acquisition transaction documents.
(a)  10.14   Separation Agreement among Home Health Corporation of America,
               Inc., Home Health Corporation of Delaware, Inc., HHCD, Inc., HHCDME, Inc., Steven R. Altshuler, Jane E. Altshuler, William W. Moses and Andra H. Moses
(a)  10.15   Asset Purchase Agreement between Pennsylvania Home Care, Inc. and
               Healthcare Professionals, Inc .
(d)  10.16   Third Amended and Restated Credit Agreement.
(e)  10.17   Amendment No. 1 to the Third Amended and Restated Credit Agreement.
(a)  10.18   Lease between the Company and Swedeland Road Corporation, relating to the Company's principal executive offices.
(a)  10.19   Employment Agreement between the Company and Bruce J. Feldman. *
(j)  10.20   Employment Agreement between the Company and David S. Geller. *
(j)  10.21   Employment Agreement between the Company and James J. Swiniuch. *
(j)  10.22   Employment Agreement between the Company and Joseph Grilli.  *

(g)  10.23   Amended and Restated 1995 Employee and Consultant Equity Plan. *
(a)  10.24   1984 Employee Stock Option Plan (Qualified and Non-Qualified), as
               amended and restated.*
(a)  10.25   Consent and Amendment to Note and Stock Purchase Agreement, dated
               September 29, 1995, among the company, certain subsidiaries of the Company, Summit Ventures II, L.P., Summit Investors II, L.P.
(a)  10.26   Subordination Agreement, dated September 29, 1995, among CoreStates
               Bank, N.A., Summit Ventures II, L.P., Summit Investors II, L.P., Summit Subordinated Debt Fund, L.P., CoreStates Enterprise Fund and Preferred Diagnostic Services, Inc .
(a)  10.27   Asset Acquisition Agreement among the Company, Home Health
               Corporation of America, Inc. - Tampa, Preferred Diagnostic & Medical Services, Inc., Preferred Diagnostic Services, Inc., G&S Industries, Inc., and Joel M. Grossman, Jeffrey Grossman, Joseph Sterensis, Barbara Sterensis and Richard Levitt.
(a)  10.28   Registration Rights Agreement, dated September 28, 1995, among the
               Company, a subsidiary of the Company, Preferred Diagnostic & Medical Services, Inc. and Preferred Diagnostic Services, Inc.
(f)  10.29   Amended and Restated Agreement and Plan of Merger among Home Health
               Corporation of America, Inc., HHCA Acquisition Corporation, Inc. and U.S. HomeCare Corporation.
(h)  10.30   Termination of Amended and Restated Agreement and Plan of Merger
               among Home Health Corporation of America, Inc., HHCA Acquisition Corporation, Inc. and U.S. HomeCare Corporation.
(h)  10.31   Amendment No. 3 to Third Amended and Restated Credit Agreement.
(i)  10.32   Amendment No. 4 to Third Amended and Restated Credit Agreement.
(j)  10.33   Amendment No. 5 to Third Amended and Restated Credit Agreement.
(j)  11.1    Computation of basic earnings (loss) per share for each of the three years in the period ended June 30, 1998.
(j)  11.2    Computation of diluted earnings (loss) per share for each of the three years in the period ended June 30, 1998.
(j)  21      Subsidiaries of the Company as of June 30, 1998.
     23.1    Consent of Independent Accountants
     23.2    Consent of Blank Rome Comisky & McCauley (included in Exhibit 5)
-------------
(a) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-96888) dated November 8, 1995, as amended.
(b) Incorporated by reference to the Company's Form 10-Q dated September 30, 1996 and filed November 14, 1996.
(c) Incorporated by reference to the Company's Form 8-K dated January 10, 1997 and filed January 24, 1997.
(d) Incorporated by reference to the Company's Form 10-Q dated March 31, 1997 and filed May 14, 1997.

(e) Incorporated by reference to the Company's Form 10-K/A dated June 30, 1997 and filed October 28, 1997.
(f) Incorporated by reference to the Company's Form 8-K dated September 26, 1997 and filed October 7, 1997.
(g) Incorporated by reference to the Company's Fiscal 1997 Notice of Annual Meeting of Shareholders dated and filed January 14, 1998.
(h) Incorporated by reference to the Company's Form 10-Q dated December 31, 1997 and filed February 17, 1998.
(i) Incorporated by reference to the Company's Form 10-Q/A dated March 31, 1998 and filed June 3, 1998 .
(j) Incorporated by reference to the Company's Form 10-K dated June 30, 1998 and filed September 24, 1998.
*    Represents management contract or compensatory plan
**   To be filed by amendment.

     (b)  Financial Statement Schedules
          Included in the Prospectus


              Included in the Registration Statement but not
              in the Prospectus
                                                                   Page Number
                                                                   -----------
              Report of Independent Accountants                         S-1

              Schedule II - Valuation and Qualifying Accounts for
              each of the three years in the period ended June 30,
              1998                                                      S-2

Item 17.     Undertakings
             ------------
             1. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                 EXHIBIT INDEX
                                 -------------
    (a)      Exhibits

Exhibit No.  Description
-----------  -----------
(a)  3.1    Amended and Restated Articles of Incorporation of the Company.
(a)  3.2    Amended and Restated Bylaws of the Company.
     5.1    Opinion of Blank Rome Comisky & McCauley LLP**
(b) 10.1    Stock Purchase Agreement among HHCA, Home Health Corporation of New
              Hampshire, Randy DiSalvo, R.S.D. Management Services, Inc., Nursing Services Home Care, Inc. and Nursing Services Home Care, Ltd.
(c) 10.2    Asset Acquisition Agreement Among Home Health Corporation of
              America, Inc. and its Nominees, LHS Holdings, Inc., Liberty Health Services, Inc., Nurses Today M/C, Inc. and Mark H. O'Brien.
(c) 10.3    Asset Acquisition Agreement Among Home Health Corporation of
              America, Inc. and its Nominees, PDN, Inc., Medical I.V., Inc. and Mark H. O'Brien.
(c) 10.4    Indemnification Agreement Among Home Health Corporation of America,
              Inc. and its Nominees, LHS Holdings, Inc., Liberty Health Services, Inc., Nurses Today M/C, Inc., PDN, Inc., Medical I.V., Inc. and Mark H. O'Brien.
(a) 10.5    Asset Acquisition Agreement among Home Care Medical Supply and
              Equipment, Inc., Alpha Home Care Services, Inc., Joel Schreiber, and Joseph J. D'Alessandro, including schedules and exhibits thereto.
(a) 10.6    Subordination Agreement among CoreStates Bank, N.A., Summit Ventures
              II, L.P., Summit Investors II, L.P., CoreStates Enterprise Fund, and Alpha Home Care Services, Inc.
(a) 10.7    Stock Purchase Agreement by and between Home Health Corporation of
              Delaware, Inc., William Moses, Milton Altshuler, Steven R. Altshuler, and Jane Altshuler, relating to Delaware Acquisition.
(a) 10.8    Asset Acquisition Agreement between HHCDME, Inc., and Master Medical
              Supply Co., Inc., relating to Delaware Acquisition.
(a) 10.9    Asset Acquisition Agreement between HHCD, Inc., and Professional
              Home Health Care Agency, Inc., relating to Delaware Acquisition.
(a) 10.10   Indemnification Agreement relating to Delaware Acquisition.
(a) 10.11   Agreement among Home Health Care Corporation of Delaware, Inc.,
              HHCD, Inc., HHCDME, Inc., Master Medical Supply Co., Inc., Professional Home Health Services, Inc., Professional Home Health Care Agency, Inc., William Moses, Andra H. Moses, Steven R. Altshuler, and Jane Altshuler, relating to Delaware Acquisition.

(a) 10.12   Full Payment Guaranty of the Company relating to Delaware
              Acquisition.
(a) 10.13   Subordination Agreement among CoreStates Bank, N.A., Summit Ventures
              II, L.P., Summit Investors II, L.P., CoreStates Enterprise Fund, and parties to Delaware Acquisition transaction documents.
(a) 10.14   Separation Agreement among Home Health Corporation of America, Inc.,
              Home Health Corporation of Delaware, Inc., HHCD, Inc., HHCDME, Inc., Steven R. Altshuler, Jane E. Altshuler, William W. Moses and Andra H. Moses
(a) 10.15   Asset Purchase Agreement between Pennsylvania Home Care, Inc. and
              Healthcare Professionals, Inc.
(d) 10.16   Third Amended and Restated Credit Agreement.
(e) 10.17   Amendment No. 1 to the Third Amended and Restated Credit Agreement.
(a) 10.18   Lease between the Company and Swedeland Road Corporation, relating to the Company's principal executive offices.
(a) 10.19   Employment Agreement between the Company and Bruce J. Feldman. *
(j) 10.20   Employment Agreement between the Company and David S. Geller. *
(j) 10.21   Employment Agreement between the Company and James J. Swiniuch. *
(j) 10.22   Employment Agreement between the Company and Joseph Grilli.  *
(g) 10.23   Amended and Restated 1995 Employee and Consultant Equity Plan. *
(a) 10.24   1984 Employee Stock Option Plan (Qualified and Non-Qualified), as
              amended and restated. *
(a) 10.25   Consent and Amendment to Note and Stock Purchase Agreement, dated
              September 29, 1995, among the company, certain subsidiaries of the Company, Summit Ventures II, L.P., Summit Investors II, L.P.
(a) 10.26   Subordination Agreement, dated September 29, 1995, among CoreStates
              Bank, N.A., Summit Ventures II, L.P., Summit Investors II, L.P., Summit Subordinated Debt Fund, L.P., CoreStates Enterprise Fund and Preferred Diagnostic Services, Inc.
(a) 10.27   Asset Acquisition Agreement among the Company, Home Health
              Corporation of America, Inc. -Tampa, Preferred Diagnostic & Medical Services, Inc., Preferred Diagnostic Services, Inc., G&S Industries, Inc., and Joel M. Grossman, Jeffrey Grossman, Joseph Sterensis, Barbara Sterensis and Richard Levitt.
(a) 10.28   Registration Rights Agreement, dated September 28, 1995, among the
              Company, a subsidiary of the Company, Preferred Diagnostic & Medical Services, Inc. and Preferred Diagnostic Services, Inc.
(f) 10.29   Amended and Restated Agreement and Plan of Merger among Home Health
              Corporation of America, Inc., HHCA Acquisition Corporation, Inc. and U.S. HomeCare Corporation.
(h) 10.30   Termination of Amended and Restated Agreement and Plan of Merger
              among Home Health Corporation of America, Inc., HHCA Acquisition Corporation, Inc. and U.S. HomeCare Corporation.

(h) 10.31   Amendment No. 3 to Third Amended and Restated Credit Agreement.
(i) 10.32   Amendment No. 4 to Third Amended and Restated Credit Agreement.
(j) 10.33   Amendment No. 5 to Third Amended and Restated Credit Agreement.
(j) 11.1    Computation of basic earnings (loss) per share for each of the three years in the period ended June 30, 1998 .
(j) 11.2    Computation of diluted earnings (loss) per share for each of the three years in the period ended June 30, 1998.
(j) 21      Subsidiaries of the Company as of June 30, 1998.
    23.1    Consent of Independent Accountants
    23.2    Consent of Blank Rome Comisky & McCauley (included in Exhibit 5)

----------
(a) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-96888) dated November 8, 1995, as amended.
(b) Incorporated by reference to the Company's Form 10-Q dated September 30, 1996 and filed November 14, 1996.
(c) Incorporated by reference to the Company's Form 8-K dated January 10, 1997 and filed January 24, 1997 .
(d) Incorporated by reference to the Company's Form 10-Q dated March 31, 1997 and filed May 14, 1997.
(e) Incorporated by reference to the Company's Form 10-K/A dated June 30, 1997 and filed October 28, 1997.
(f) Incorporated by reference to the Company's Form 8-K dated September 26, 1997 and filed October 7, 1997.
(g) Incorporated by reference to the Company's Fiscal 1997 Notice of Annual Meeting of Shareholders dated and filed January 14, 1998.
(h) Incorporated by reference to the Company's Form 10-Q dated December 31, 1997 and filed February 17, 1998.
(i) Incorporated by reference to the Company's Form 10-Q/A dated March 31, 1998 and filed June 3, 1998.
(j) Incorporated by reference to the Company's Form 10-K dated June 30, 1998 and filed September 24, 1998.
*   Represents management contract or compensatory plan
**  To be filed by amendment.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania on October 8, 1998.

                                 HOME HEALTH CORPORATION OF AMERICA, INC.


                                 By: /s/ Bruce J. Feldman
                                    _____________________________________
                                       Bruce J. Feldman
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

         Each person whose signature appears below hereby authorizes Bruce J. Feldman to sign on his behalf individually and in each capacity stated below, and to file with the Securities and Exchange Commission any amendments, including post-effective amendments, to this Registration Statement.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated, on October 8, 1998.


SIGNATURES                                 CAPACITY
----------                                 --------

/s/ Bruce J. Feldman                       Chairman of the Board, President
------------------------------             and Chief Executive Officer
Bruce J. Feldman                           (Principal Executive Officer)


/s/ David S. Geller                        Chief Financial Officer
------------------------------             (Principal Accounting Officer)
David S. Geller


/s/ G. Michael Bellenghi                   Director
------------------------------
G. Michael Bellenghi


/s/ Harvey Machaver                        Director
------------------------------
Harvey Machaver


/s/ Donald M. Gleklen                      Director
------------------------------
Donald M. Gleklen

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
Home Health Corporation of America, Inc.
King of Prussia, Pennsylvania

Our audits of the consolidated financial statements referred to in our report dated September 2, 1998, except for paragraph 1 of note 5, for which the date is September 23, 1998, appearing on page F-1 of this Form S-1, also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/ PricewaterhouseCoopers LLP


2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 2, 1998, except for paragraph 1 of note 5, for which the date is September 23, 1998

           HOME HEALTH CORPORATION OF AMERICA, INC. AND SUBSIDIARIES

                SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS for each of the three years in the period ended June 30, 1998

                            (amounts in thousands)

                                                                                   Description
                                         -------------------------------------------------------------------------------
                                           Balance at            Charged
                                           Beginning           to costs and                               Balance at
                                            Of year              Expenses            Deductions           end of year
                                          ===============     =================     ================     ----------------
               1998
-------------------------------------
Allowance for doubtful accounts                $ 10,847               $ 7,271              $ 5,931             $ 12,187
Income tax valuation allowance                       50                   995                 -                   1,045

               1997
-------------------------------------
Allowance for doubtful accounts                   5,656                 8,431                3,240               10,847
Income tax valuation allowance                       50                   -                   -                      50

               1996
-------------------------------------
Allowance for doubtful accounts                   4,360                 3,464                2,168                5,656
Income tax valuation allowance                       50                   -                   -                      50
Inventory valuation allowance                        40                   -                     40                  -

                                      S-2